INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “AfDB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

10 July 2026

AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire, Attention: The Treasurer, telephone +225-272-026-2028, facsimile +225-272-024-2155. This Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the website address https://www.sec.gov/edgar/search-and-access. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Bank Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the International Monetary Fund’s (IMF) Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2025	2024	2023	2022	2021
Rate of 1 UA = US$	1.36950	1.30413	1.34167	1.33084	1.39958

LIST OF ABBREVIATIONS AND ACRONYMS

AfDB	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Paper
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GCI-VII	Seventh General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PML	Prudential Minimum Level of Liquidity
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
UA	Unit of Account
USCP	USD Commercial Paper

SUMMARY INFORMATION

(All numerical data are as at 31 December 2025, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 54 African states (the “regional member countries”, “RMCs” or “regional member states”) and 27 non-African states (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects, and programmes that promote regional economic cooperation and integration. The Bank's 2024-2033 Strategy: Seizing Africa’s Opportunities for a Prosperous, Inclusive, Resilient and Integrated Continent (the “Ten Year Strategy”) focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Four Cardinal Points, introduced in 2025, are anchored in the Bank's Ten-Year Strategy 2024–2033 and are designed to accelerate its implementation. They sharpen the Bank's strategic focus by directing its capital, expertise, and partnerships toward the areas where it can have the greatest impact. The Four Cardinal Points focus on unlocking Africa's capital power, rebuilding financial sovereignty, turning demographics into a dividend, and strengthening resilient infrastructure and competitive value chains.

The Bank’s capital stock is owned by its member countries. On 31 October 2019, at its Fifth Extraordinary Meeting, the Bank’s Board of Governors (the “Board of Governors”) adopted Resolution B/BG/EXTRA/2019/03 authorising the Seventh General Capital Increase (GCI-VII). At the Fifty-Ninth Annual Meeting of the Bank held on 29 May 2024, the Board of Governors adopted and authorized the General Callable Capital Increase (GCCI) and the creation of 8,812,536 additional callable capital shares, bringing the authorized capital stock of the Bank to UA 240.16 billion as at end December 2024. In accordance with the resolution governing this capital increase, the GCCI shares were allocated to regional and non-regional members in such proportions that, when fully subscribed and paid, the regional group holds 60 percent of the total capital stock and the nonregional group 40 percent.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank provides loans to its Regional Member Countries and to public sector enterprises guaranteed by the governments of RMCs. It is the Bank’s general policy on sovereign lending that each loan to an entity other than a government should be guaranteed by the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally, such loans are secured by collateral. As at 31 December 2025, cumulative loans, net of cancellations, amounted to UA 72.52 billion, UA 5.26 billion higher than UA 67.26 billion as at 2024, while gross outstanding loans, before the accumulated provision for expected credit losses, were UA 26.30 billion, an increase of UA 2.11 billion over the UA 24.19 billion outstanding as at the end of 2024. Although the Bank experiences delays in payments on some of its loans, it expects that sovereign and sovereign guaranteed loans will eventually be paid, and such delays will only affect the timing of the cash flows on the loans. For non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the borrower’s credit rating at the reporting date has been downgraded or when contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, both conditions - the rating downgrade and the 30 days overdue status with amounts exceeding the set limit – must be met simultaneously for a significant increase in credit risk to be recognized. If in a subsequent period, asset quality improves and the conditions that caused a delay in payment and/or a significant increase in credit risk since origination no longer exist, then the provision for credit losses reverts from lifetime expected credit losses (“ECLs”) to 12-months ECLs. Exposures whose credit rating remains within the Bank’s investment grade criteria are considered to have a low credit risk even where their credit rating has indicators of impairment or credit deterioration.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (“PML”) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a 1-year horizon and is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) the loan equivalent value of signed guarantees; and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

1

Liabilities, Capital and Reserves

Liabilities – As of 31 December 2025, the Bank’s total borrowings amounted to UA 31.21 billion, an increase of UA 4.81 billion from UA 26.40 billion as at 31 December 2024. The Bank raises resources in a cost-effective manner across markets to finance programmes and projects in its regional member countries and to meet its liquidity requirements. The capital adequacy framework approved by the Bank’s Board of Directors (the “Board of Directors”) adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or higher. The Bank’s usable capital on 31 December 2025 was UA 73.97 billion and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 42.19 percent.

Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the Bank’s capital. On 31 October 2019, the Board of Governors approved the Seventh General Capital Increase (GCI-VII). GCI-VII increased the authorised capital stock of the Bank by 125% from UA 69.47 billion to UA 153.19 billion with the creation of 8,371,881 new shares.

The par value of one share of the Bank’s capital is UA 10,000. The newly created 8,371,881 GCI-VII shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares of the Bank are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total capital stock of the Bank and the non-regional members will hold the balance of 40 percent.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88.13 billion to preserve the Bank’s lending capacity. This approval increased the Bank’s authorized capital from UA 152.03 billion to UA 240.16 billion.

As at 31 December 2025, of the Bank’s total subscribed capital of UA 176.11 billion, an amount of UA 9.90 billion (6 percent) represented the paid-up portion and UA 166.21 billion (94 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 8.02 billion as at 31 December 2025.

As at 31 December 2025, the callable capital of the Bank’s 27 non-regional member countries was UA 69.13 billion, which represented 221.54 percent of the Bank’s total outstanding borrowings. As at 31 December 2025, the callable capital of the Bank’s 21 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (namely Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Korea, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Türkiye, the United Kingdom and the United States) was UA 64.73 billion, representing 207.43 percent of the Bank’s total outstanding borrowings.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2025 was UA 38.11 billion and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 189.41 billion, resulting in a ratio of 20.12 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 198 percent. The Bank’s total equity (paid-in capital net of CEAS, Hybrid Capital and reserves) also referred to as risk capital, amounted to UA 13.30 billion. The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 43.40 percent.

2

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit (represented by the net income before distributions approved by the Board of Governors) in every year since it began operations in 1966, except in 2015. For the year ended 31 December 2025, income before distributions approved by the Board of Governors amounted to UA 283.66 million compared to UA 354.41 in the corresponding year of 2024.

The Bank does not distribute dividends to its shareholders. Under the Bank Agreement, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to: (i) fulfil commitments or conditional undertakings approved by the Board of Governors; (ii) a surplus account; and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2025 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

3

SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2025	2024	2023	2022
Cash, Investments	19,116.65	15,230.65	13,765.81	14,543.36
Approved Loans less Cancellations:
Disbursed and outstanding (gross)	26,295.87	24,191.76	22,749.18	21,427.59
Undisbursed (1)	10,704.41	9,770.20	8,964.66	9,252.12
Outstanding Borrowings:
Total	31,204.79	26,404.03	24,776.41	24,254.21
Senior	31,204.79	26,404.03	24,776.41	24,246.70
Subordinated	-	-	-	7.51
Authorised Capital	240,159.72	240,159.72	180,638.83	180,638.83
Subscribed Capital and Reserves:
Paid-up capital	9,899.56	9,972.38	9,935.01	9,974.54
Callable capital	166,209.11	153,532.42	138,177.87	138,793.64
Total callable - non-regional members	69,131.29	62,359.38	56,771.58	56,751.21
Total callable - members of the DAC of the OECD	64,726.83	59,036.27	53,440.01	53,419.64
Total Reserves	4,507.11	4,285.76	4,014.34	3,670.66
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	178.59%	155.89%	153.56%	157.19%
Outstanding borrowings	61.26%	57.68%	55.56%	59.96%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Hybrid Capital & Reserves (2)(3)	14.50%	14.38%	14.97%	14.07%
Total Outstanding Borrowings as a Percentage of
Total callable capital	18.77%	17.20%	17.93%	17.48%
Callable capital of non-borrowing members	45.14%	42.34%	43.64%	42.74%
Callable capital of DAC members of OECD	48.21%	44.73%	46.36%	45.40%
Senior Debt as a Percentage of
Total callable capital	18.77%	17.20%	17.93%	17.47%
Callable capital of non-borrowing members	45.14%	42.34%	43.64%	42.72%
Callable capital of DAC members of OECD	48.21%	44.73%	46.36%	45.39%
Total Outstanding Borrowings as a Percentage of
Usable Capital(4)	42.19%	38.77%	40.590%	40.30%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	17.14%	17.72%	17.65%	17.13%
Total outstanding borrowings	14.44%	16.23%	16.20%	15.13%
Income before transfers approved by the Board of Governors	283.66	354.41	406.05	239.28
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	5.17%	6.05%	5.54%	2.48%
Weighted Average Cost of:
Debt contracted during the year	3.83%	2.56%	2.22%	1.83%
Outstanding borrowings(5)	4.39%	5.54%	4.89%	1.50%
Average Life of Outstanding Borrowings (Years)	2.92	3.65	3.28	4.17
4

Interest coverage ratio(6) (1.25x)(7)	1.23X	1.25X	1.34x	1.68x
Risk Capital Utilization Rate (RCUR)(8)	43.4%	44.8%	53.70%	55.94%

(1)       Excludes loans approved but unsigned

(2)       Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions

(3)       Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees

(4)       The Bank’s policy limits the debt to usable capital ratio to 100 percent. The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated

A- or better

(5)       The weighted average cost on borrowings excludes the mark-to-market (“MTM”) impact

(6)       Operating income plus interest expense, divided by interest expense

(7)       Indicates the Bank’s target ratio

(8)       The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the annual financial statements for the respective periods and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

5

THE BANK

The Bank is a regional multilateral development institution with membership comprising 54 African states and 27 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Bank Agreement signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Bank Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members as at 31 December 2025 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note M to the financial statements included herein. In conformity with the finding of the United Nations’ General Assembly, the membership of the former Yugoslavia was formally suspended by the Board of Directors (see Note M to the financial statements included herein).

The Bank’s Ten-Year Strategy outlines the vision of an Africa that is prosperous, inclusive, resilient and integrated. This vision is supported by twin strategic objectives: accelerating inclusive green growth and driving prosperous and resilient economies. While pursuing these twin objectives, the Bank will ensure sustainability by balancing the environment, equity, and economy. The mission of the Bank adopted 60 years ago remains relevant – to promote the sustainable economic development and social progress of Regional Member Countries (RMCs), both individually and jointly.

The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects, and programmes that promote regional economic cooperation and integration.

The Four Cardinal Points are designed to accelerate implementation of the Ten-Year Strategy by sharpening the Bank's strategic focus and directing its capital, expertise, and partnerships where they can have the greatest impact. They focus on unlocking Africa's capital power, rebuilding financial sovereignty, turning demographics into a dividend, and strengthening resilient infrastructure and competitive value chains.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank's paid-up capital is the amount of capital payable over a period specified in the Board of Governors' resolution approving the relevant capital increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3, V-4 and V-5 to the Financial Statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and the United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

6

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Bank Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

7

CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank as at 31 December 2025 and 2024:

(in UA million)	2025	2024
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	16,142.51	13,434.27
Euro	6,157.06	4,919.37
Japanese Yen	908.69	1,077.27
Other currencies	7,996.53	6,973.12
Total debt (*)	31,204.79	26,404.03

Of which : Total Senior Debt (*)	31,204.79	26,404.03
Total Subordinated Debt (*)	-	-

Capital Stock and Reserves(2)
Authorised capital	240,159.72	240,159.72
Unsubscribed capital	64,051.05	76,654.92
Subscribed capital	176,108.67	163,504.80
Less: Callable capital	(166,209.11)	(153,532.42)
Paid-up capital	9,899.56	9,972.38
Shares to be issued upon payment of future instalment	(1,885.08)	(2,439.49)
Amount paid in advance	0.62	0.59
Amount in arrears	-	-
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(150.22)	(146.71)
Capital net of CEAS	7,864.88	7,386.77
Reserves for the Year	4,507.11	4,285.76
Hybrid capital	927.78	563.86
Total Capital and Reserves	13,299.78	12,236.39

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note K to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note M to the financial statements included herein. For a more complete description of Reserves, see Note M to the financial statements included herein.

(*)	Figures represent total carrying amount of borrowings measured at fair value and those held at amortized costs in the financial statements (amount shown inclusive of net unamortised premium/discounts).

8

Authorized Capital

The Bank’s original authorised capital stock of UA 250 million has been increased over time in accordance with the Agreement Establishing the Bank, which authorizes the Board of Governors to approve capital increases as deemed advisable.

Four special capital increases were approved in 2008 (Resolution B/BG/2008/07), 2009 (Resolution B/BG/2009/05), 2012 (Resolution B/BG/2012/04) and 2019 (Resolution B/BG/2019/04), to enable membership and subscription of shares by the Republic of Türkiye, the Grand Duchy of Luxembourg, the Republic of South Sudan, and Ireland, respectively.

The Sixth General Capital Increase (GCI-VI), approved by Resolution B/BG/2010/08, increased the Bank’s authorized capital from UA 23.95 billion to UA 67.69 billion through the creation of new shares, with a paid-up capital of 6 percent and a callable capital of 94 percent. The shares were allocated to regional and non-regional members in such proportions designated to maintain the Bank’s 60/40 percent of the total voting power structure.

On 31 October 2019, the Board of Governors approved the Seventh General Capital Increase (GCI-VII), through Resolution B/BG/EXTRA/2019/03, increasing the Bank’s authorized capital stock from UA 69.47 billion1 to UA 153.19 billion with the creation of 8,371,881 new shares. The shares were allocated between regional and non-regional members in such proportions that, when fully subscribed, the regional members would hold 60 percent of the total voting power of the Bank, whilst the non-regional members would hold 40 percent of the total voting power. The new capital stock of the Bank is divided into paid-up and callable shares in the proportion of 6 percent and 94 percent respectively. The paid-up portion is payable over twelve annual instalments for member countries eligible to receive ADF financing and eight annual instalments for non-ADF-eligible countries. A member’s subscription becomes effective upon payment of the first instalment, at which point all callable shares are issued, while the paid-up shares are issued progressively as payments are received.

At the Fifty-Ninth Annual Meeting held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase (GCCI), which increased the Bank’s authorized capital by UA 88,125,360,000, from UA 152,034,360,000 to UA 240,159,720,000, to preserve the Bank’s lending capacity.

Subscribed Capital

Member countries subscribe to the Bank’s capital by depositing an Instrument of Subscription in accordance with the Agreement Establishing the Bank. A subscription becomes effective upon payment of the first instalment of the paid-up portion of the subscription. At that time, the corresponding callable shares are issued in full, paid-up shares are issued progressively as the Bank receives the related payments.

As at 31 December 2025, the Bank’s total subscribed capital amounted to UA 176.11 billion, comprising UA 9.90 billion (6 percent) in paid-up capital and UA 166.21 billion (94 percent) in callable capital.

Under the Agreement Establishing the Bank, capital stock is issued at its par value of UA 10,000 per share, unless otherwise decided by the Board of Governors. Member’s liability is limited to the unpaid portion of the issue price of their subscribed shares, and shares may be transferred only to the Bank.

Callable Capital

Callable capital represents the portion of subscribed capital subject to call only when required to enable the Bank to meet its obligations arising from borrowings of funds included in its ordinary capital resources or guarantees chargeable to such resources.

As at 31 December 2025, the Bank’s callable capital amounted to UA 166.21 billion, of which UA 69.13 billion was subscribed by non-regional member countries. The callable capital subscribed by the Bank’s 21 members that are also members of the DAC of the OECD totalled UA 64.73 billion.

Should a call be made, payments must be made in gold, convertible currency, or in the currency required to discharge the obligation for which the call is made. Calls are required to be made on a uniform percentage basis across all callable shares. Each member’s obligation is several and independent; accordingly, the failure of one or more members to honour a call does not relieve other members of their respective obligations. If necessary, additional calls may be made on non-defaulting members, provided that no member is required to pay more than the unpaid balance of its subscribed callable capital. Since its establishment, the Bank has never made a call on its callable capital.

1 The amount of UA 69,472,550,000 includes: (i) the special capital increase of UA 1,340,500,000, authorized under Resolution B/BG/2019/04 to allow the Republic of Ireland to subscribe to UA 536,200,000. The remainder of UA 804,300,000 were to be subscribed by RMCs to maintain the 60 percent - 40 percent ratio between RMCs and non-RMCs; (ii) the temporary increase in non-voting callable capital of UA 800,000,000 allocated to the Government of Canada under Resolution B/BG/2019/09 ; and (iii) the temporary increase in non-voting callable capital of UA 357,000,000 allocated to the Kingdom of Sweden pursuant to Resolution B/BG/EXTRA/2019/01.

9

Paid-up Capital

As at 31 December 2025, the total paid-up capital stock of the Bank amounted to UA 9.90 billion.

The Board of Governors determines the terms and conditions governing the payment of paid-up capital, including the payment schedule and the eligible payment instruments. Over successive General Capital Increase, these arrangements have evolved in line with the Bank’s capital policies and the financial circumstances of its regional and non-regional members.

Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and in May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares was payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares was payable in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments were only made in convertible currencies. Shares representing the paid-up portion of subscriptions were only issued when the Bank received actual payments for such shares.

For GCI-VII, the paid-up portion of the subscription is payable in eight equal annual instalments for member countries not eligible to borrow from the ADF, and in twelve equal annual instalments for member countries eligible to borrow from the ADF. Some member countries have elected to pay their subscription in fewer instalments, opting for the advance payment scheme, and have received a commensurate discount on their GCI-VII subscription.

The paid-in capital represents the portion of the paid-up capital that has actually been received by the Bank. As at 31 December 2025, the Bank’s paid-in capital totalled UA 8.02 billion made up of: (1) UA 7.90 billion paid in convertible currencies; and (2) UA 115.17 million paid in local currencies.

Further information on capital subscriptions, including subscription due but unpaid and members’ voting power, is provided in Note M of the Financial Statements.

Cumulative Exchange Adjustment on Subscriptions

As at 31 December 2025, the Cumulative Exchange Adjustment on Subscriptions, (‘‘CEAS’’) representing the translation difference on subscriptions, was a negative amount of UA 150.22 million compared to UA 146.71 million as at 2024. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= USD 1.20635 (GCI-IV and GCI-V), and at a fixed exchange rate of 1 UA = EUR 1.30777 for Euro. Fixed exchange rates were also offered for the Special Drawing Right (SDR) basket currency under GCI-VI and GCI-VII. As a result, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the CEAS account.

10

Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2025(1).

(Expressed in UA million)

Country	Callable capital	Total capital issued
Argentina	94.76	10.19
Austria*	607.66	64.52
Belgium*	873.75	93.55
Brazil	200.94	21.79
Canada*	5,240.24	560.75
China	2,845.57	295.35
Denmark*	2,585.09	268.39
Finland*	1,078.41	111.66
France*	5,111.09	540.43
Germany*	9,198.27	954.86
India	391.86	41.55
Ireland*	1,125.67	117.47
Italy*	5,354.15	555.82
Japan*	7,494.71	795.79
Korea*	655.31	69.26
Kuwait	607.66	64.25
Luxembourg*	283.95	29.83
Netherlands*	1,946.22	201.98
Norway*	2,600.30	269.92
Portugal*	327.30	34.62
Saudi Arabia	263.67	28.00
Spain*	1,443.10	154.38
Sweden*	3,467.52	359.95
Switzerland*	3,235.32	335.62
Türkiye*	543.26	57.08
United Kingdom*	2,538.27	271.59
United States of America*	9,017.24	953.50
Total	69,131.29	7,262.08
(1)	See Note M to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank as at 31 December 2025. As a 31 December 2025, the 27 members listed above held 41.54 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

Maintenance of Currency Values

Pursuant to the Bank Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Bank Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the SDR is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of US dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR= USD 1.20635.

11

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise: (1) the votes attributed to the portion of the paid-up shares which have been issued to such member; and (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

In the event of any delay or default in payment of the paid-up capital, the member's right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on borrowings at fair value arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the year, after taking into account distributions approved by the Board of Governors, and net charges recognized directly in equity. As at 31 December 2025, the reserves increased to UA 4,507.11 million from UA 4,285.76 million as at 2024.

Hybrid Capital

The Bank issued the first deeply subordinated and perpetual callable Notes or hybrid capital with 5.75% resettable coupon rate on 30 January 2024. The hybrid capital issue had a proceed of UA 563.86 million (USD 750 million) with a 0.5% percent transaction cost of UA 2.83 million (USD 3.75 million). This first transaction was issued under the 2023 Sustainable Bond Framework. The Bank issued the second deeply subordinated and perpetual callable Notes hybrid capital transaction with 5.875% resettable coupon rate on 23 September 2025. The issue had a proceed of UA 363.92 million (USD 500 million) with a 0.5% percent transaction cost of UA 1.82 million (USD 2.5 million). The Bank has the sole and absolute discretion to call or redeem the hybrid capital (on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would only be deemed payable to the holders, if declared and approved by the Bank. If a trigger event occurs, and the set threshold (7.5x) is breached, payment of the discretionary coupon must be cancelled. Also, the hybrid capital would be written down if certain events occur. The Bank introduced in the second transaction an Alignment Event as contained in the transaction’s Drawdown Information Memorandum.

The holders of the hybrid capital do not hold any shares or voting rights in the Bank, neither does the Bank have any contractual obligations to repay either the principal or coupon on the hybrid capital; all repayment decisions are the sole and absolute discretion of the Bank.

Based on the instrument’s contractual terms, the hybrid capital meets the definition of equity under IFRS requirements and was classified and presented as equity in the Bank’s financial statements. As such, all consideration received from the issue (e.g. proceeds) and all consideration paid (e.g. transaction costs and discretionary coupons) would be directly recorded in equity. Also, the hybrid capital was recorded at historical cost and would not be retranslated or remeasured over time.

12

SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December 2025, 2024, 2023 and 2022, has been derived from the audited financial statements of the Bank for the respective years. This summary should be read in conjunction with the audited financial statements and related notes for the respective years.

(Expressed in UA million)
Years ended 31 December	2025	2024	2023	2022
OPERATIONAL INCOME & EXPENSES
Income from:
Loans and related derivatives	1,305.38	1,419.01	1,223.55	521.57
Treasury Investments and related derivatives	548.10	534.49	459.60	218.16
Equity participation investments (Dividends)	18.81	20.22	20.48	14.19
Other securities	22.69	11.69	7.94	6.89
Total Income from Loans and Treasury Investments	1,894.98	1,985.41	1,711.57	760.80

Borrowing expenses
Interest and amortised issuance costs	(842.72)	(647.97)	(515.69)	(418.13)
Net interest on borrowing-related derivatives	(409.72)	(754.77)	(676.02)	64.14

Unrealised (losses)/gains on borrowings at FVTPL and related derivatives	(87.73)	(7.81)	59.48	88.90

Net impairment (provisions)/writeback on loan principal and charges receivables	(28.69)	9.47	(18.29)	(97.02)
Impairment (provisions)/write-back on treasury investments	(3.32)	(0.05)	(0.03)	0.03
Impairment (provisions)/write-back on financial guarantee	(10.72)	(3.95)	(1.43)	0.87
Impairment writeback/(provisions)/ on equity accounted investments	8.53	(0.28)	0.68	1.53
Translation (losses)/gains	(1.36)	(1.27)	(10.98)	66.457
Other income	18.96	20.01	18.32	13.99
Net Operating Income	530.52	598.81	567.61	481.57

OTHER EXPENSES
Total Bank Group administrative expenses (*)	477.20	464.66	306.68	453.88
Share of expenses allocated to ADF and NTF	(250.62)	(256.97)	(172.33)	(246.72)
Net administrative expenses	226.57	207.69	133.12	207.16
Depreciation - Property, equipment and intangible assets	18.79	34.84	28.09	29.09
Sundry expenses	1.50	1.87	0.36	6.04
Total Other Expenses	246.87	244.40	161.57	242.30
Net Income before distributions approved by the Board of Governors	283.66	354.41	406.05	239.28
Distribution approved by the Board of Governors	(94.25)	(106.00)	(46.00)	(64.00)
NET INCOME FOR THE YEAR	189.41	248.41	360.05	175.28

(*) The Bank Group is composed of three entities: the African Development Bank, the African Development Fund and the Nigeria Trust Fund

13

OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Bank Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity-linked products, such as subordinated loans, may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. As at 31 December 2025, such total outstanding amount was UA 38.11 billion, 8.7 percent higher than in 2024.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board of Directors’ approval ranges from approximately six to twelve months depending on the complexity of the project. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals, such as envisaged contribution towards economic growth and development outcomes, were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

Since 1987, the Bank’s lending operations have included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

14

In 2016, the Bank launched the Industrialization Strategy for Africa 2016–2025 to succeed the Private Sector Development Strategy approved in 2013 for the period 2013-2017. Led by the Private Sector, Infrastructure and Industrialization Complex, the strategy aims to increase the capacity of African firms to compete with imported products in local markets; boost regional trade; support development and expansion of small and medium enterprises and industry clusters. The strategy will pursue six flagship programmes aimed at fostering industrial policies, catalyzing funding in infrastructure and promoting private sector development. They include programmes to catalyze funding in infrastructure and industry projects; expand liquid and effective capital markets; promote and drive enterprise development; promote strategic partnerships; develop efficient industry clusters; and foster successful industrial policies.

Total Bank approvals for non-sovereign operations in 2025 amounted to UA 2.26 billion – an increase of 29.7 percent from the UA 1.74 billion non-sovereign operations approved in 2024. The total approvals in 2025 comprised loans and grants, equity participation and guarantees for sovereign and non-sovereign operations amounting to UA 6.39 billion in total.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the African Development Bank Group (the “Bank Group”)’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help to sustain inclusive growth in countries.

Detailed information on loans approved by the Bank as at 31 December 2025 and comparative information for 2024 (excluding fully repaid loans and cancelled loans) are set forth in Note C and Note H to the financial statements included herein.

Approvals and Disbursements

In 2025, the Bank’s loan disbursements (excluding equity participation) amounted to UA 3.60 billion. Total loan approvals (excluding special funds and equity participations) by the Bank amounted to UA 6.34 billion in 2025, a 4 percent decrease compared to 2024 approvals of UA 5.51 billion.

Currency composition of loans

The following table sets forth the Bank’s outstanding loans by currency as at 31 December 2025 and 2024:

Gross Outstanding Loans by Currency

(Amounts expressed in UA million)

	2025		2024
	Amount	%	Amount	%
Euro	12,544.71	47.71	11,251.56	46.51
Japanese Yen	6.45	0.02	2.01	0.01
South African Rand	2,665.23	10.14	2,107.44	8.71
US Dollar	11,079.48	42.13	10,830.75	44.77
Total	26,295.87	100.00	24,191.76	100.00
15

Overdue and Non-Performing Loans

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of a default occurring over the remaining expected life from the reporting date and the date of initial recognition.

In line with expected credit losses (ECLs) principles, non-performing loans are categorized as credit impaired when events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. For impairment purposes, the Bank recognizes lifetime ECLs for all non-performing financial assets, as a specific provision. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs when either or both of the following happens:

-	The Bank determines that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
-	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for non-performing financial assets. For performing assets, interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered as impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and gross outstanding loans as at 31 December 2025 and 2024:

Maturity Structure of Gross Loans as at 31 December 2025 and 2024

(Amounts expressed in UA million)

Periods	2025	2024
One year or less	2,357.04	2,183.83
More than one year but less than two years	2,064.53	1,928.39
More than two years but less than three years	2,215.65	2,005.91
More than three years but less than four years	2,104.33	2,030.05
More than four years but less than five years	1,880.46	1,926.00
More than five years	15,673.86	14,117.57
Total	26,295.87	24,191.76

16

Borrowing Policies

The Board of Directors has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As at 31 December 2025, the amount of total outstanding borrowings of UA 31.20 billion (only senior debt) represented 42.19 percent of the usable capital and 18.77 percent of the total callable capital of UA 166.21 billion of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme and US Medium Term Note Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme and a USD Commercial Paper (USCP) programme of EUR 2 billion (for the ECP and USCP jointly). The GDIF, the ECP and USCP programmes maximise the Bank’s financing flexibility and enable its continuous issuance of notes in the Euro, the US and other domestic markets.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings as at 31 December 2025, 2024, 2023, 2022 and 2021 was 2.92, 3.65, 3.28, 4.17 and 4.05 years respectively.

As at 31 December 2025, the Bank’s outstanding borrowings were denominated in twenty-seven currencies or currency units.

The table below sets forth the maturity structure of the Bank’s outstanding borrowings as at 31 December 2025 and 2024:

(Amounts expressed in UA million) – 2025	Outstanding Borrowings
Periods	At Fair Value	At Amortized Cost	Total
One year or less	7,311.21	30.56	7,341.77
More than one year but less than two years	6,837.68	106.90	6,944.58
More than two years but less than three years	7,296.89	34.08	7,330.97
More than three years but less than four years	3,935.73	49.52	3,985.25
More than four years but less than five years	2,728.17	-	2,728.17
More than five years	2,832.74	40.85	2,873.59
Sub total	30,942.42	261.91	31,204.33
Net unamortized premium and discount	-	0.45	0.45
Total	30,942.42	262.36	31,204.78

(Amounts expressed in UA million) – 2024	Outstanding Borrowings
Periods	At Fair Value	At Amortized Cost	Total
One year or less	3,416.19	60.19	3,476.38
More than one year but less than two years	6,560.62	17.63	6,578.25
More than two years but less than three years	6,530.54	69.49	6,600.03
More than three years but less than four years	4,012.51	7.82	4,020.33
More than four years but less than five years	3,750.87	8.91	3,759.78
More than five years	1,925.28	44.49	1,969.77
Sub total	26,196.01	208.53	26,404.54
Net unamortized premium and discount	-	(0.51)	(0.51)
Total	26,196.01	208.02	26,404.03
17

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2025	2024	2023	2022
Weighted average interest rate on disbursed and outstanding loans for the year (1)	5.17%	6.05%	5.54%	2.48%
Weighted average cost of:
Outstanding borrowings (2)	4.39%	5.54%	4.89%	1.50%
Interest coverage ratio (3)	1.23x	1.25x	1.34x	1.68x
Bank’s target interest coverage ratio	1.25x	1.25x	1.25x	1.25x

(1)       Interest accrues only on disbursed and outstanding loan amounts.

(2)        The weighted average cost on borrowings excludes the MTM impact

(3)       Net income before distribution plus interest expense, divided by interest expense.

Asset and Liability Management

The Bank’s Asset and Liability Management (“ALM”) activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s ALM operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) loan equivalent value of signed guarantees; and (4) undisbursed equity investments.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage-backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as at 31 December 2025 totalled UA 19.11 billion, compared to UA 15.23 billion at the end of 2024. Investment income for 2025 amounted to UA 548.10 million or a return of 3.19 percent on an average liquidity level of UA 17.17 billion, compared to an income of UA 534.49 million, or a return of 3.50 percent, on an average liquidity level of UA 14.50 billion in 2024. The increase was driven mainly by the increase in the size of the treasury investment portfolio, and additional contributions from the portfolio funded by hybrid capital. Overall, the portfolios at fair value outperformed their benchmark during the year.

The Bank’s liquid assets are tranched into three portfolios, namely the operational portfolio, the prudential portfolio, and the equity-backed portfolio, each with a different benchmark that reflects the cash-flow and risk profile of its assets and funding sources. These benchmarks are 1-month SOFR and 1-month EURIBOR[1] for the operational portfolio, while the Prudential Portfolio is indexed against 6-month USD Synthetic LIBOR and 6-month EURIBOR[2]. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

[1] JIBID for ZAR, and ISDA LIBOR fallback for GBP, CHF and JPY.

[2] 3-month JIBAR for ZAR and ISDA LIBOR fallback for GBP, CHF and JPY.

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Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. The ratings of the Bank’s senior debt (AAA/Aaa/AAA/AAA) in 2025 were reaffirmed with a stable outlook by the four leading international rating agencies: Fitch, Moody’s, Standard & Poor’s and Japan Credit Rating Agency. These high credit ratings reflect the Bank’s solid capital adequacy, robust risk management, prudent financial management, high liquidity coverage, excellent funding record, preferred creditor status, and strong shareholder support.

Equity Participation

The Bank invests in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation investment is also intended to promote the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank therefore does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity participation portfolio at the end of 2025 increased to UA 1.11 billion from UA 1.09 billion as at 2024. The fair value changes on equity participation for 31 December 2025 were gains of UA 35.29 million compared to losses of UA 59.56 million in 2024. Also, dividends for 2025 were UA 18.81 million compared to UA 20.22 million in 2024

The Bank has equity participation interests in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Africa Finance Corporation, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value. However, where the equity investment is not held for trading, an entity has the option to report subsequent fair value changes in other comprehensive income, and accumulated these fair value changes in equity, which cannot be transferred to the income statement whenever the equity investment is subsequently derecognized or disposed. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in regional member countries rather than for trading, the Bank elected to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participation instruments is measured as the Bank’s percentage ownership of the net asset value of the investee funds.

Special funds and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes which are consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separately from the ordinary capital resources of the Bank. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank typically receives an administrative fee for managing these funds.

The Bank also manages the NTF, which supplement the activities of the Bank. In addition, the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Notes V-3, V-4 and V-5 to the financial statements included herein.

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African Development Fund

The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors (the “ADF Board of Governors”) as the ADF’s highest policy making organ. The ADF Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by ADF State Participants, as well as other resources received by the ADF.

ADF has continued to receive additional resources mostly from its State Participants in the form of periodic general replenishments, typically conducted every three years. The two most recent are the Sixteenth Replenishment of the ADF (“ADF-16”) and the Seventeenth Replenishment of the ADF (“ADF-17”). ADF-16 became effective on 8 June 2023, following its adoption by the ADF Board of Governors on 2 April 2023. State Participants agreed on an ADF-16 resource level of UA 6.19 billion covering the operational period of 2023-2025 and comprised of: (i) Donor subscriptions of UA 3.75 billion; (ii) Concessional Donor Loans of UA 427.40 million (including the grant element of concessional donor loans); and (iii) Advanced Commitment Capacity of UA 2.02 billion. Five Regional Member Countries subscribed to ADF-16. At the end of the ADF-16 cycle, a total of UA 3.78 billion (including the grant element of CDLs and excluding the buy down grant) in instruments of subscription (IoS) had been received as subscriptions to this replenishment.

In December 2025, State Participants agreed on an ADF-17 resource level of UA 7.7 billion (subsequently revised to UA 7.6 billion in 2026), covering the operational period of 2026-2028 and comprising of concessional and non-concessional resources. ADF-17 came into force following its adoption by the ADF Board of Governors on 27 May 2026. The concessional resources comprised of: (i) Donor subscriptions of UA 3.04 billion; (ii) Concessional Donor Loans of UA 437 million (including the grant element of concessional donor loans); and (iii) Advanced Commitment Capacity of UA 2.13 billion. Twenty-four Regional Member Countries pledged to this Replenishment. An additional amount of UA 41.9 million will be provided as buy down grant to ADF-17. The fund plans to raise UA 2.0 billion from international capital markets.

In addition to core contributions to ADF-17, UA 10.5 million is being provided to the Climate Action Window.

The cumulative subscriptions to the ADF amounted to UA 39.17 billion as at 31 December 2025. ADF approvals stood at UA 1.14 billion, representing a decrease of 37.61 percent against 2024.

Loans and grants disbursed under ADF increased by 9.88 percent to stand at UA 1.21 billion in 2025 from UA 1.10 billion in 2024. As at 31 December 2025, cumulative disbursements on loans and grants amounted to UA 34.65 billion compared to UA 33.24 billion at the end of 2024. A total of 2,790 loans and grants were fully disbursed for an amount of UA 29.67 billion, representing 85.63 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 2 percent per annum and from years 21 through 40 at a rate of 4 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 120 days from the date of signature of the loan agreement. With effect from the Twelfth Replenishment of the ADF, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years’ maturity, including a grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under the Thirteenth Replenishment of the ADF, further differentiated lending terms were adopted with a view to preserving the long-term financial sustainability and capacity of the ADF. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries. They also grant financial incentives for voluntary loan repayment.

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For the year ended 31 December 2025, the fund transitioned its financial reporting framework from special purpose to IFRS in preparation for access to the international capital market. As such, the fund prepared its annual financial statements for 2025 and restated the comparative information for 2024 under IFRS. As at 31 December 2025, the fund had total assets of UA 23.70 billion and UA 23.12 billion as at 2024.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976 between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Following the initial expiry of the Agreement and the successful completion of independent reviews of its performance, the NTF Agreement has been extended several times, most recently for a period of fifteen years pursuant to a Resolution of the Board of Governors adopted in May 2025. The purpose of the NTF is to assist in the economic development and social progress of Africa, particularly in the Bank’s lower-income Regional Member Countries (“RMCs”), by providing concessional resources on terms intermediate between those of the Bank and the ADF. The resources of the NTF are managed by the Bank on behalf of the Federal Government of Nigeria and are derived from contributions made by the Federal Republic of Nigeria and income generated by the Fund. Under the existing Operational Guidelines approved by the Board of Directors in December 2008, NTF resources may be provided for public and private sector operations through stand-alone financing and co-financing arrangements with the ADB and ADF on concessional terms, including maturities of up to 20 years and grace periods of up to 7 years.

Following an independent evaluation of the NTF completed by the Bank’s Independent Development Evaluation Department (“IDEV”) in 2024, the Bank and the Federal Government of Nigeria (FGN) undertook a comprehensive review of the Fund’s strategic orientation, operational modalities and long-term sustainability. Based on the findings of the evaluation and subsequent consultations between the Bank and FGN, the Board of Governors approved a package of reforms in May 2025 aimed at enhancing the relevance, flexibility, visibility and development impact of the NTF. The approved reforms include the extension of the Fund for a further fifteen years, the modernization of its operational framework, the expansion of eligible financing instruments beyond traditional lending, the enhancement of the Fund’s catalytic and mobilization role, and measures to improve operational efficiency and visibility.

As at 31 December 2025, the NTF had total assets of UA 208.71 million and UA 21456 as at 2024.

Litigation

The Bank is not a party to any material litigation.

21

ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors as at 31 December 2025 are listed below.

Board of Directors – Countries Represented as at 31 December 2025

Executive Director	For
Ali BOUHARAOUA	Algeria
Herni Edson CORREIA DOS REIS (Alternate)	Guinea Bissau
Madagascar
Shebo NALISHEBO	Zambia
Betty Pacharo NGOMA (Alternate)	Malawi
Botswana
Mauritius
Khaled KAGIGI	Libya
Mohamed El Moctar CHEIKHNA EL KHALEF (Alternate)	Mauritania
Somalia
Elsiddig Mohamed Elobaid RAHMA	Sudan
Bakary KRUBALLY (Alternate)	The Gambia
Ghana
Liberia
Sierra Leone
Nomfundo Xenia NGWENYA	South Africa
Ephraem Vusie DLAMINI (Alternate)	Eswatini
Lesotho
Khaled A.F.M. Sherif	Egypt
Ali MOHAMED ALI (Alternate)	Djibouti
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Abdeslam JORIO	Morocco
Yandja YENTCHABRE (Alternate)	Togo
Tunisia
Massandje TOURE-LITSE	Côte d’Ivoire
Ladislao Ndong NDONG BISO (Alternate)	Equatorial Guinea
Guinea
Regis LAKOUE DERANT	Central African Republic
Akhouna KASSER (Alternate)	Chad
Burundi
Cameroon
Congo
Democratic Republic of Congo
Mamour Ousmane BA	Senegal
Souleymane NABOLE (Alternate)	Burkina Faso
Benin
Cabo Verde
Chad
Comoros
Gabon
Mali
Niger
Eugenio Maria PAULO	Mozambique
Antonia Shaninga Shandje KAPIA (Alternate)	Namibia
Angola
Zimbabwe
Samson Oyebode OYETUNDE	Nigeria
Maria Das Neves CEITA BATISTA DE SOUSA (Alternate)	São Tome & Principe
Ronald Justin CAFRINE	Seychelles
Riched Mohamed BADE (Alternate)	Tanzania
Eritrea
Ethiopia
Kenya
Rwanda
Uganda
Alvaro NADAL BELDA	Spain
Claire DUMENIL-CAMDESSUS (Alternate)	France
Belgium
Vacant	United States of America
Clarence Alexander SEVERENS (Alternate)
Tomoki NAKAI	Japan
Azzam Saleh M ALBARRAK (Alternate)	Saudi Arabia
Argentina
Austria
Brazil
Martin KIPPING	Germany
Vacant (Alternate)	Portugal
Switzerland
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Edmond Dejon WEGA	Canada
Ayad ALGHARABALLI (Alternate)	Kuwait
China
Korea
Türkiye
Pirkka Tapani TAPIOLA	Finland
Vacant (Alternate)	Denmark
India
Norway
Sweden
Juliette JOHN	United Kingdom
Vacant (Alternate)	Italy
Netherlands

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Bank Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board of Directors. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

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The Principal Officers of the Bank as at 31 December 2025 are listed below.

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT AND THE BOARDS
President	Sidi OULD TAH	PRST
Chief of Staff, Cabinet Office of the President	Thierry Hot	PCSC
Secretary General	Vincent Obisienunwo Orlu NMEHIELLE	PSEG
Group Chief Risk Officer	Ifedayo ORIMOLOYE	PGRF
General Counsel and Director of the Legal Services Department	Souley AMADOU	PGCL
Auditor General	Maurice James GODDARD	PAGL
Director, Integrity & Anti-Corruption	Paula SANTOS DA COSTA	PIAC
Administrative Tribunal	Ousman JAMMEH	BATR
Director, Independent Recourse Mechanism (acting)	Mariam DIAWARA	BIRM
Secretariat to the Sanctions Appeals Board	Mariam DIAWARA	BSAB
Communication & External Relations	Solomon MUGERA	PCER
Security	William GODBOUT	PSEC
Ethics Office	Dilys ASUAGBOR	PETH
Evaluator General	Karen ROT-MUNSTERMANN	IDEV
SENIOR VICE PRESIDENCY
Senior Vice President	Marie-Laure AKIN-OLUGBADE	SNVP
ECONOMIC GOVERNANCE AND KNOWLEDGE MANAGEMENT
Chief Economist and Vice President, Economic Governance and Knowledge Management	Kevin Chika URAMA	ECVP
PEOPLE & TALENT MANAGEMENT
Vice President	Jacques EDJANGUE	PTVP
TECHNOLOGY & CORPORATE SERVICES
Vice President	Simon MIZRAHI	TCVP
FINANCE
Chief Financial Officer and Vice President	Hassatou DIOP N’SELE	FIVP
REGIONAL DEVELOPMENT, INTEGRATION, AND BUSINESS DELIVERY
Vice President	Nnenna Lily NWABUFO	RDVP
Director General, Central Africa	Léandre BASSOLÉ	RDGC
Director General, East Africa	Alex MUBIRU	RDGE
Director General, North Africa	Mohamed EL AZIZI	RDGN
Director General, Southern Africa	Kennedy MBEKEANI	RDGS
Director General, West Africa	Lamin Gorgui BARROW	RDGW
Director General, Nigeria Country	Abdul KAMARA	RDNG
POWER, ENERGY, CLIMATE AND GREEN GROWTH
Vice President	Kevin Kanina KARIUKI	PEVP
AGRICULTURE, HUMAN AND SOCIAL DEVELOPMENT
Vice President	Martin Fregene (OIC)	AHVP
PRIVATE SECTOR, INFRASTRUCTURE AND INDUSTRIALIZATION
Vice President	Solomon QUAYNOR	PIVP

25

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Bank Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Bank Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Bank Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Bank Agreement to date. The Bank Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note M to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Bank Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Bank Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Bank Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

26

GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date (if any), (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated, in each case subject as may otherwise be set out in any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Bank Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Bank Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

27

AFRICAN DEVELOPMENT BANK

April 7, 2026

The Management of the **African Development Bank** is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank. The financial statements of the African Development Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements have been audited by the independent audit firm Deloitte & Associés, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements' preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Board of Directors of the Bank have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with Management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI's attention.

The Bank's assessment of the effectiveness of internal controls was based on criteria established in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment,

28

29

Deloitte & Associés
6 place de la Pyramide
92908 Paris-La Défense Cedex
France
Téléphone : + 33 (0) 1 40 88 28 00
www.deloitte.fr

Adresse postale :
TSA 20303
92030 La Défense Cedex

African Development Bank

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Year ended December 31st, 2025

Scope

We have examined the internal control over financial reporting of the African Development Bank as of December 31, 2025, based on criteria established in *"Internal Control – Integrated Framework" (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibilities

The management of the African Development Bank is responsible for implementing and maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of such internal controls. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2025.

Société par actions simplifiée au capital de 2 201 424 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre d'Ile-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles et du Centre
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte

30

INDEPENDENT AUDITOR'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Independent Auditor's responsibilities

Our responsibility is to express an opinion on the African Development Bank's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity's system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the African Development Bank, in all material respects, maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in *"Internal Control – Integrated Framework (2013)"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

2 l African Development Bank l Independent Auditor's Report regarding the Effectiveness of Internal Control over Financial Reporting l Year ended December 31st, 2025

31

Deloitte.

We have audited the financial statements of the African Development Bank as of and for the year ended December 31, 2025, in accordance with the International Standards on Auditing, and we have expressed an unqualified opinion on those financial statements.

Paris – La Défense, April 23rd, 2026

The independent auditor

Deloitte & Associés

Jean-Vincent COUSTEL

32

FINANCIAL HIGHLIGHTS FOR THE YEARS ENDED 2025, 2024 AND 2023

Net Operating Income

Net operating income is comprised of the net interest income on earning assets, the provision for credit losses on loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation gains and losses and other income. The table below shows the breakdown of the net operational income for the year ended three years.

(In UA million)	2025	2024	2023
Income from loans	1,305.38	1,419.01	1,223.55
Interest income from investments and related derivatives	548.10	534.49	459.60
Equity investments (Dividends)	18.81	20.22	20.48
Income from other debt securities	22.69	11.69	7.94
Total Income from Loans and Treasury Investments	1,894.98	1,985.41	1,711.57

Borrowing expenses	(1,252.44)	(1,402.74)	(1,191.71)
(Losses)/gains on borrowings at fair value and related derivatives	(87.73)	(7.81)	59.48
Net Impairment (provisions)/write-back on loans and other financial instruments	(42.73)	5.48	(19.75)
Impairment write-back/(provisions) on equity accounted investments	0.85	(0.28)	0.68
Currency Translation losses	(1.36)	(1.27)	(10.98)
Other income	18.96	20.01	18.32
Net Operating Income	530.52	598.81	567.61

FY 2025 vs. FY 2024

Loan income and related derivatives decreased by UA 113.63 million to UA 1.31 billion in 2025 compared to UA 1.42 billion in 2024, due to the market interest rates falling across major currencies. Income from treasury investments and related derivatives increased to UA 548.10 million in 2025 compared to UA 534.49 million in 2024, mainly as a result of the increase in volume of the treasury investments portfolio funded by borrowings and proceeds of hybrid capital during the year.

Borrowing expenses decreased to UA 1.25 billion in 2025 from UA 1.40 billion in 2024, mainly attributable to reduction in net interest on borrowing-related derivatives during the year. The average interest expense on borrowings decreased to 4.39 percent in 2025 from 5.54 percent in 2024.

FY 2024 vs. FY 2023

Loan income and related derivatives increased by UA 195.46 million to UA 1.42 billion in 2024 compared to UA 1.22 billion in 2023, due to the increase in the volume of the outstanding loan portfolio during the year. Income from treasury investments and related derivatives increased to UA 534.49 million in 2024 compared to UA 459.60 million in 2023, mainly as a result of the higher volume of treasury investments during the year.

Borrowing expenses increased to UA 1.40 billion in 2024 compared to UA 1.19 billion in 2023, mainly attributable to the increases in the volume of outstanding borrowings during the year. The average interest expense on borrowings increased to 5.54 percent in 2024 from 4.89 percent in 2023.

33

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula driven primarily by the staff time spent on individual entity’s work program deliverables. The table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Million)	2025	2024	2023
Personnel Expenses	400.29	384.73	223.97
Other expenses	76.91	79.93	82.71
Total Administrative Expenses	477.20	464.66	306.68
Reimbursable by ADF	(249.61)	(256.15)	(172.33)
Reimbursable by NTF	(1.02)	(0.82)	(1.24)
Net Administrative Expenses	226.57	207.69	133.12
Depreciation – Property, equipment and intangible assets	18.79	34.84	28.09
Sundry expenses	1.50	1.87	0.36
Net non-interest expense	246.87	244.40	161.57

FY 2025 vs. FY 2024

Net non-interest expenses, which mainly consist of personnel and other administrative expenses, increased slightly to UA 246.87 million in 2025 compared to UA 244.40 million in 2024. Total Bank Group administrative expenses increased to UA 477.20 million in 2025 from UA 464.66 million in 2024. Total manpower expenses increased by UA 15.56 million (or 4.04 percent) to UA 400.29 million in 2025 compared to UA 384.73 million in 2024. Other administrative expenses decreased by 3.78 percent to UA 76.91 million in 2025 compared to UA 79.93 million in 2024, mainly due to cost efficiencies. The Bank’s share of the total administrative expenses increased by UA 18.88 million, or 9.09 percent, to UA 226.57 million in 2025 from UA 207.69 million in 2024 mainly due to higher cost-sharing in 2025.

FY 2024 vs. FY 2023

Net non-interest expenses, which mainly consist of personnel and other administrative expenses, increased to UA 244.40 million in 2024 compared to UA 161.57 million in 2023. Total Bank Group administrative expenses increased to UA 464.66 million in 2024 from UA 306.68 million in 2023. Total manpower expenses increased by UA 160.76 million (or 71.77 percent) to UA 384.73 million in 2024 compared to UA 223.97 million in 2023. Other administrative expenses decreased by 3.36 percent to UA 79.93 million in 2024 compared to UA 82.71 million in 2023, mainly due to cost efficiencies gained from reduced bank business meeting expenses. The Bank’s share of the total administrative expenses increased by UA 74.57 million, or 56.01 percent, to UA 207.69 million in 2024 from UA 133.12 million in 2023.

Financial Condition

The Bank’s total equity increased by 8.69 percent to UA 13.3 billion in 2025 from UA 12.24 billion in 2024 primarily due to capital subscriptions receipts, proceeds from the hybrid capital and total comprehensive income recorded during the year. Reserves increased by 5.16 percent to UA 4,507.11 million in 2025 from UA 4,285.76 million in 2024 driven by the net effect of total comprehensive income.

34

INDEPENDENT AUDITOR’S REPORT FOR 31 DECEMBER 2025 AND AfDB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2025 AND 2024

35

Deloitte.

Deloitte & Associés
6 place de la Pyramide
92908 Paris-La Défense Cedex
France
Téléphone : + 33 (0) 1 40 88 28 00
www.deloitte.fr

Adresse postale :
TSA 20303
92030 La Défense Cedex

AFRICAN DEVELOPMENT BANK
Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2025

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2025, and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to V.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2025 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Société par actions simplifiée au capital de 2 201 424 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre d'Île-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles et du Centre
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte

36

Deloitte.

Impairment based on expected credit losses for loans classified in stages 1 and 2

<table>
<tr><td>Risk identified</td><td>
In addition to the impairment methodology for incurred credit loss (stage 3—see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows:

stage 1 representing an expected loss within 1 year from initial recognition of the financial asset;
stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition.

The estimate of expected credit losses requires the exercise of judgment to determine in particular:

the rating procedures for loans covered by this impairment model;
the rules for mapping loans to their appropriate staging;
criteria for the determination of increase in credit risk;
key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD);
the methodology for taking into account macro-economic projections for both increase in credit risk and measurement of expected losses.

These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses.
In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting outcomes.
The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, C and H.
Thus, the net impairment write-back on loans (including interest receivables and undisbursed loans) classified in stages 1 and 2 amounted to UA 4,836 thousand for the year ended December 31, 2025 (out of a total amount of impairment charge on all loans of UA 28,686 thousand for the year ended December 31, 2025 due to the impairment charge impact in stage 3).
Consequently, as at December 31, 2025, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 228,919 thousand for a total impairment amount of UA 725,775 thousand.
Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2025, more particularly in the context of 2025, which is marked by significant uncertainty linked to the prevailing macro-economic and geopolitical environment and the absence of a comparable historical situation.
</td></tr>
<tr><td>Our response</td><td>
We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.
With the assistance of our experts, our work consisted mainly, in:

analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;
calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.);
carrying out independent calculations with our own tools.

Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2025 and the review of the relevant explanatory information provided in the related notes to the financial statements.
</td></tr>
</table>

37

38

39

Deloitte.

Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees: • a defined benefit pension plan for employees hired prior to 1st July 2019 or, for those hired after this date a mandatory membership to a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and • a defined benefit medical plan that also provides medical benefits to eligible former employees, including retirees. For the defined pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. It leads to a present value of the defined benefits that the Bank must pay, less the fair value of plan assets. For the defined medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets. As disclosed in note R of the financial statements, the Bank's net asset position relative to the pension plan and the Bank's liability to the medical plan amount to UA 191 million and UA 274 million respectively as at December 31, 2025. The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.). We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters, particularly in the current macro-economic environment (marked by the volatility of both interest and inflation rates notably) which could affect the level of the parameters used in the estimation.
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments. In particular, we carried out the following work: • reviewed the terms and conditions of these defined benefit plans (pension and medical plans); • compared with external sources and examined the reasonableness of assumptions for determining the various parameters used, in particular the discount and inflation rates in relation to the 2025 macro-economic context; • carried out an independent review of the actuarial report issued by an external actuarial firm by conducting consistency checks and analytical procedures on the evolution of net commitments between 2024 and 2025. Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

40

Deloitte.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;
- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;
- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;
- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

41

42

Financial Report 2025

BALANCE SHEET AS AT 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

ASSETS		2025	2024
CASH and DUE FROM BANKS (Note E)		710,559	859,306

DEMAND OBLIGATIONS		990	1,146

TREASURY INVESTMENTS (Note F)
Treasury Investments at fair value	6,688,914		4,899,390
Treasury Investments at amortized cost	11,717,175		9,471,952
		18,406,089	14,371,342

DERIVATIVE ASSETS (Note G)		790,238	863,319

ACCOUNTS RECEIVABLE (Note H)
Accrued Income and Charges receivable on loans	707,078		755,654
Other Accounts Receivable	919,167		892,607
		1,626,245	1,648,261

DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes C & H)	25,772,509		23,691,207
Hedged Loans—Fair value adjustment (Note G)	(141,789)		(217,548)
Equity participations (Note I)	1,107,837		1,090,631
		26,738,557	24,564,290

OTHER ASSETS
Property and Equipment and Intangible Assets (Note J)	61,699		67,523
Employee Benefit Assets (Note R)	190,695		97,870
Miscellaneous	260		259
		252,654	165,652
TOTAL ASSETS		48,525,332	42,473,316

LIABILITIES AND EQUITY		2025	2024
ACCOUNTS PAYABLE (Note L)
Accrued Financial Charges	840,596		804,118
Other Accounts Payable	778,001		709,243
		1,618,597	1,513,361

EMPLOYEE BENEFIT LIABILITIES (Note R)		274,280	266,195

DERIVATIVE LIABILITIES (Note G)		2,127,891	2,053,344

BORROWINGS (Note K)
Borrowings at fair value	30,942,424		26,196,006
Borrowings at amortized cost	262,365		208,024
		31,204,789	26,404,030
TOTAL LIABILITIES		35,225,557	30,236,930
EQUITY (NOTE M)
Capital
Subscriptions paid	8,015,104		7,533,477
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(150,224)		(146,706)
Subscriptions Paid (net of CEAS)		7,864,880	7,386,771

Subordinated Notes
Hybrid Capital Instrument		927,781	563,859

Reserves		4,507,114	4,285,756
TOTAL EQUITY		13,299,775	12,236,386
TOTAL LIABILITIES AND EQUITY		48,525,332	42,473,316

43

Financial Report 2025

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
OPERATING INCOME & EXPENSES
Income from:
Loans and related derivatives (Note N)	1,305,381	1,419,006
Treasury Investments and related derivatives (Note N)	548,102	534,491
Equity Participation Investments—Dividends (Note I)	18,809	20,218
Other Securities	22,686	11,692
Total income from Loans and Treasury Investments	1,894,978	1,985,407

Borrowing Expenses (Note P)	(1,252,441)	(1,402,739)
Interest and amortized issuance costs	(842,724)	(647,972)
Net interest on borrowing-related derivatives	(409,717)	(754,767)

Losses on borrowings at FVTPL and related derivatives (Note P)	(87,728)	(7,813)

Net Impairment (provisions)/write-backs (Note H)	(28,686)	9,472
Loan principal (Note C)	(8,718)	13,104
Loan charges (Note C)	(5,871)	(4,170)
Undisbursed loans (Note C)	(14,097)	538
Impairment provisions on Financial Guarantees (Note C)	(10,723)	(3,948)
Impairment provisions on Treasury Investments (Note C)	(3,324)	(45)
Impairment write-backs/(provisions) on Equity Accounted Investments (Note I)	853	(275)
Currency translation losses	(1,361)	(1,266)
Other income (Note O)	18,955	20,014
Net operating income	530,523	598,807

OTHER OPERATING EXPENSES
Administrative Expenses (Note Q)	(226,572)	(207,691)
Depreciation and Amortization (Note J)	(18,791)	(34,835)
Sundry expenses	(1,502)	(1,869)
Total Other Operating Expenses	(246,865)	(244,395)

Net Income before distributions approved by the Board of Governors	283,658	354,412
Distributions of income approved by the Board of Governors	(94,250)	(106,000)
NET INCOME FOR THE YEAR	189,408	248,412

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
NET INCOME FOR THE YEAR	189,408	248,412

OTHER COMPREHENSIVE INCOME
Items that will be subsequently reclassified to income statement
Reclassification adjustments—fair value gains/(losses) on Cash flow hedge	1,129	(10,705)
Total items that will be reclassified to income statement	1,129	(10,705)
Items that will not be subsequently reclassified to income statement
Net fair value gains/(losses) on Equity Investments at FVOCI	35,286	(59,562)
Unrealized fair value (losses)/gains on Borrowings at FVTPL—”own credit”	(76,368)	24,206
Remeasurements of Defined Benefit Obligations	105,400	88,164
Total items that will not be reclassified to income statement	64,318	52,808

Total other comprehensive income for the year	65,447	42,103

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	254,855	290,515

The accompanying notes to the financial statements form part of this statement.

44

Financial Report 2025

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

				Reserves
	Capital subscriptions paid	Cumulative exchange adjustment on subscription	Hybrid Capital instrument	Retained earnings	Remeasure- ment of Defined Benefit Plan	Net gains/ (losses) on financial assets at FVOCI	Unrealized gains/ (losses) on borrowings at fair value arising from “own credit”	Cashflow hedge reserve	Total equity
Balance at 1 January 2024	6,951,686	(151,635)	—	3,825,455	(33,053)	80,655	141,286	—	10,814,394

Net income for the year	—	—	—	248,412	—	—	—	—	248,412
Other comprehensive income:
Items that will be subsequently reclassified to the income statement
Reclassification adjustments on fair value losses on cash flow hedge	—	—	—	—	—	—	—	(10,705)	(10,705)
Items that will not be subsequently reclassified to the income statement
Net fair value losses on equity investments at FVOCI	—	—	—	—	—	(59,562)	—	—	(59,562)
Unrealized fair value gains on borrowings at FVTPL—”own credit”	—	—	—	—	—	—	24,206	—	24,206
Remeasurement gains on defined benefit obligations	—	—	—	—	88,164	—	—	—	88,164
Total other comprehensive income	—	—	—	—	88,164	(59,562)	24,206	(10,705)	42,103
Total comprehensive income for the year	—	—	—	248,412	88,164	(59,562)	24,206	(10,705)	290,515
Net increase in paid-up capital	581,791	—	—	—	—	—	—	—	581,791
Net conversion gains on new subscription	—	4,929	—	—	—	—	—	—	4,929
Hybrid Capital—issue proceeds	—	—	563,859	—	—	—	—	—	563,859
Hybrid Capital—issue transaction costs	—	—	—	(2,831)	—	—	—	—	(2,831)
Hybrid Capital—paid discretionary coupon	—	—	—	(16,271)	—	—	—	—	(16,271)
Balance at 31 December 2024	7,533,477	(146,706)	563,859	4,054,765	55,111	21,093	165,492	(10,705)	12,236,386

Net income for the year	—	—	—	189,408	—	—	—	—	189,408
Other comprehensive income:
Items that will be subsequently reclassified to the income statement
Reclassification adjustments on fair value gains on cash flow hedge	—	—	—	—	—	—	—	1,129	1,129
Items that will not be subsequently reclassified to the income statement
Net fair value gains on equity investments at FVOCI	—	—	—	—	—	35,286	—	—	35,286
Unrealized fair value losses on borrowings at FVTPL—”own credit”	—	—	—	—	—	—	(76,368)	—	(76,368)
Remeasurement gains on defined benefit obligations	—	—	—	—	105,400	—	—	—	105,400
Total other comprehensive income	—	—	—	—	105,400	35,286	(76,368)	1,129	65,447
Total comprehensive income for the year	—	—	—	189,408	105,400	35,286	(76,368)	1,129	254,855
Net increase in paid-up capital	481,627	—	—	—	—	—	—	—	481,627
Net conversion losses on new subscription	—	(3,518)	—	—	—	—	—	—	(3,518)
Hybrid Capital—issue proceeds	—	—	363,922	—	—	—	—	—	363,922
Hybrid Capital—issue transaction costs	—	—	—	(1,820)	—	—	—	—	(1,820)
Hybrid Capital—paid discretionary coupon	—	—	—	(31,677)	—	—	—	—	(31,677)
Transfers to retained earnings	—	—	—	36,792	—	(36,792)	—	—	—
Balance at 31 December 2025	8,015,104	(150,224)	927,781	4,247,468	160,511	19,587	89,124	(9,576)	13,299,775

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STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
OPERATING ACTIVITIES:
Net income for the year	189,408	248,412
Adjustments to reconcile net income to net cash provided by Operating Activities:
Depreciation and amortization	18,791	34,835
Gains on disposal of property and equipment	(87)	(45)
Net impairment provisions/(write-backs) on loan principal and charges	28,686	(9,470)
Impairment provisions on Treasury Investments	3,324	45
Impairment provisions on Financial Guarantees	10,723	3,948
Income on Equity Accounted Investments	(853)	275
Unrealized gains on Treasury Investments and related derivatives	(28,521)	(3,556)
Amortization of discount or premium on Treasury Investments at amortized cost	(13,020)	(3,759)
Amortization of borrowing issuance costs	(52)	3,213
Unrealized losses on borrowings at FVTPL and related derivatives	87,728	7,813
Currency translation losses	1,361	1,266
Share of gains on equity accounted investments	(155)	(282)
Net movements in derivatives	(347,050)	(217,788)
Changes in accrued income on loans	42,705	(79,454)
Changes in accrued financial charges	36,478	69,051
Changes in employee benefit assets & liabilities	(84,740)	(61,639)
Changes in other accounts receivable and payable	424,617	410,954
Net cash used in operating activities	369,343	403,819
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(3,599,071)	(3,500,146)
Repayments of loans	1,997,772	1,792,269
Treasury Investments maturing after 3 months of acquisition:
Treasury Investments at FVTPL	(1,684,309)	(1,424,974)
Treasury Investments at amortized cost	(2,249,566)	152,006
Acquisition of property and equipment	(12,991)	(24,239)
Proceeds from disposal of property and equipment	111	54
Disbursements on equity participations	(62,186)	(72,151)
Repayments on equity participations	36,654	68,009
Net cash used in investing, lending and development activities	(5,573,586)	(3,009,170)
FINANCING ACTIVITIES:
New borrowings	7,889,539	4,850,332
Repayments on borrowings	(3,544,928)	(3,261,518)
Payments of lease liabilities	(10,250)	(10,378)
Proceeds from capital subscriptions	478,108	586,720
Proceeds from hybrid capital instrument issuance	363,922	563,859
Transaction cost on hybrid capital instrument issuance	(1,820)	(2,831)
Discretionary coupon on hybrid capital instruments	(31,677)	(16,269)
Net cash generated from financing activities	5,142,894	2,709,915
Net increase in cash and cash equivalents	(61,349)	104,564
Effect of exchange rate changes on cash and cash equivalents	17,821	(58,814)
Cash and cash equivalents at the beginning of the year	2,004,842	1,959,092
Cash and cash equivalents at end of the year	1,961,314	2,004,842
COMPOSED OF:
Investments maturing within 3 months from acquisition:
Investments at fair value through profit and loss	1,250,755	1,145,536
Cash	710,559	859,306
Cash and cash equivalents at the end of the year	1,961,314	2,004,842
SUPPLEMENTARY DISCLOSURE
1. Cash flow from interests and dividends:
Interest paid	(1,288,919)	(1,471,790)
Interest received	1,334,857	1,414,448
Dividend received	18,809	20,218
2. Movement resulting from exchange rate fluctuations:
Loans	(488,669)	(9,532)
Borrowings	4,783	(160,128)
Currency swaps	501,760	335,751

The accompanying notes to the financial statements form part of this statement.

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NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2025

NOTE A—OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (AfDB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank on behalf of Nigeria. The AfDB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the AfDB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such an instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and fee commission expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

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Dividends are recognized on Equity Participation instruments classified as measured at fair value through other comprehensive income (FVOCI) when the Bank’s right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, The Effects of Changes in Foreign Exchange Rates, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2025 and 31 December 2024 are reported in Note V. Non- monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries’ Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank’s member countries’ subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the AfDB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as at 31 December 2025, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date.” The Bank may partially or fully offset amounts due for shares purchased against the members’ liabilities on loans and guarantees due to the Bank.

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The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, under the Bank’s callable capital provisions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short-term Employee Benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are recorded as expenses in the income statement as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment Benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment grade credit rating on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan’s investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

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Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the Defined Benefit is performed annually by a qualified actuary using the Projected Unit Credit Method1. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of net defined benefit obligation comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in other comprehensive income (OCI) in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in income statement. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment health care benefits to eligible former staff, including retirees. Membership of MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement health care benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of net defined benefit obligation comprises actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on plan assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in OCI in the year they occur. Net interest expense and other expenses related to the MBP are recognized in income statement.

The details of the Bank’s employee benefits and compensations are included in Note R—Employee Benefits.

1)       The Projected Unit Credit method ensures that pension liabilities are recognized in a manner that reflects the long-term nature of the obligation, with gradual accrual of pension benefits over time. It uses projected salary increases and actuarial assumptions to measure the obligation, and the resulting expenses and liabilities are reflected appropriately in both the balance sheet and the income statement, while actuarial gains and losses are reported in OCI.

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Financial Instruments

Initial Recognition and Measurement

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

Subsequent Measurement

1)	Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and subsequently classifies its financial assets into the following categories: financial assets at amortized cost, financial assets at FVTPL, and financial assets at FVOCI, based on two criteria:

•	the Bank’s business model for managing the financial assets; and
•	the contractual cash flow characteristics of the financial assets.

In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes or short-term trading.

i)	Financial Assets at Amortized Cost

A financial asset is subsequently classified as measured at “amortized cost” only if the financial asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, loans and other advances to borrowers, certain debt treasury investments including repurchase agreements and demand obligations that meet the criteria of financial assets classified as measured at amortized cost. Account Receivables comprise accrued income and charges or interest receivables from loans and treasury investments and other amounts receivable. Loans and other financial assets that meet the hold to collect contractual cashflows business model and solely payment of principal and interest criteria are carried at amortized cost using the effective interest method.

Loans with conversion options that could substantially change the future cash flows from the loan do not usually represent solely payments of principal and interest and are measured at FVTPL. The fair value of such loans with conversion options is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets as measured at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities including repurchase agreements i.e. asset back investments. These investments are subsequently measured at amortized cost using the effective interest method.

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ii)	Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are subsequently measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which the criteria for recognition at amortized cost are not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives (financial and commodities) are usually categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. Such debt instrument may be designated as measured at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income—Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with the gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to income statement on disposal or derecognition of the equity investments but may be reclassified to retained earnings. Dividends earned from such investments are recognized in the income statement unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment (usually for Equity Accounted investments).

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in the income statement on disposal or derecognition of such instruments but may be reclassified to reserves.

Where the Bank enters into bilateral transactions (for example, sale and repurchase agreements or similar transactions) in which it transfers financial assets recognized on its Balance sheet for consideration but retains either all or substantially all of the risks and rewards of the transferred assets or a portion, the transferred assets are not derecognized on the balance sheet. In essence, if the Bank transfers assets in a transaction that does not result in derecognition because the Bank has retained substantially all the risks and rewards of ownership, the Bank shall continue to recognize the transferred asset in its entirety or a portion and shall recognize a financial liability for the consideration received on the transaction date.

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In subsequent periods, the Bank shall recognize any income on the transferred asset and any expense incurred on the financial liability.

Where the Bank receives a non-cash asset pledged as a collateral (e.g. debt securities or a commodity such as gold) in a bilateral transfer of consideration that does not result in derecognition (e.g. repurchase agreement or asset-backed investments), the non-cash asset is not recognized on the Balance sheet (i.e. treated as off balance sheet) because the transferor continues to retain substantial risks and rewards of ownership. In this case, the Bank classifies the transaction as measured at amortized cost and recognizes a receivable or repurchase receivable including interest income using the effective interest rate over the tenor of the transaction.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under bilateral resale or repurchase agreements, securities lent under bilateral securities lending agreements, and securities sold under bilateral resale or repurchase agreements are normally recorded at fair value on the transaction date. For securities (or commodities such as gold) purchased or pledged as collateral under repurchase agreements, the Bank does not recognize the securities on the Balance sheet but monitors the fair value and, if necessary, closes out transactions and enters into new repriced transactions as it has rights to take over the securities pledged as collateral on default. The securities transferred to counterparties and securities transferred to the Bank under the resale or repurchase agreements and security lending arrangements do not meet the accounting criteria for treatment as a sale and thus not derecognized because substantial risks and rewards of ownership of the transferred assets have not been transferred.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s balance sheet (i.e. treated as off-balance sheet). In cases where the Bank enters into a “reverse repo” or “repos”—that is, purchases an asset (or commodity like gold) for consideration and simultaneously enters into an agreement to resell the same asset at a fixed price on a future date—a receivable from the repurchase agreement or repurchase receivable is recognized in the statement of financial position. Income on the consideration given is recognized using the effective interest rate and the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have time to maturity upon acquisition of 3 months or less.

2)	Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors: ensuring timeliness in meeting cash flow requirements, optimizing asset and liability management (with the objective of mitigating exposure to financial risks), and providing cost-effective funding.

In addition to long and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest rate method. Borrowing expenses are recognized in the income statement and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

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The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest free.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows.

i)	Financial Liabilities at Fair Value through Profit or Loss

The Bank classified a certain portion of its borrowings at FVTPL. This category has two subcategories: financial liabilities held for trading and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank’s financial liabilities that are designated as at FVTPL are as follows:

•	the amount of change in the fair value that is attributable to changes in the Bank’s “own credit risk” are presented in OCI; and
•	the remaining amount of change in the fair value is presented in the income statement.

Amounts presented in OCI are never reclassified to the income statement when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity—i.e. to retained earnings.

ii)	Other Liabilities

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii)	Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients, including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a standalone arm’s length transaction to an unrelated third party is likely equal to the amount of premium received.

Financial guarantee contracts that are not managed on a fair value basis are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument or should be accounted for as a separate contract in the financial statements.

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Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECLs estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

Financial guarantee contracts managed on a fair value basis are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv)	Loan Commitments—Undisbursed Loan

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under prespecified terms and conditions. It is the Bank’s commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

Issued Financial Instruments—Equity and Financial Liability

When an entity (e.g. the Bank) issues a financial instrument, it applies the requirements of IAS 32 Financial Instruments: Presentation to classify such instrument either as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument.

A financial instrument is classified as a financial liability where the Bank has a contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank. Also, a financial instrument that creates an obligation is classified as a financial liability if the entity does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation—i.e. there is a contractual obligation to mandatorily redeem the instruments cash flows (i.e. principal and interest) over a maturity date.

Equity is any instrument that evidences a residual interest in an entity’s assets after deducting all liabilities. A financial instrument is classified as equity where the Bank:

•	does not have any contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank; or
•	intends or will settle the instrument in its own equity instrument:
•	the instrument is a nonderivative that includes no contractual obligation to deliver a variable number of its own equity instrument; or
•	the instrument is a derivative that will be settled only by exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Hybrid Capital Instrument

The Bank issued deeply subordinated and perpetual Hybrid Capital or notes as part of its capital raising activities. These hybrid instruments are unsecured and ranks pari passu amongst other hybrid capital instruments and contain discretionary call or redemption, coupon, and permanent write-down features. At its sole and absolute discretionary and

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contractual rights, the Bank retains the contractual right to call or redeem the hybrid capital early, including upon the occurrence of rating methodology changes, accounting events, or substantial repurchase events.

The Hybrid Capital carries a discretionary coupon, which the Bank may unilaterally declare and pay, cancel or defer indefinitely. The Hybrid Capital also includes a permanent write-down feature that would be triggered if certain events occur in future and the permanent write-down feature, cancellation or indefinite deferral of interest will not constitute a default event. Holders do not have any ownership or voting rights, and the Bank does not have a contractual obligation to repay either principal or coupon.

The Bank has had two issuances of the Hybrid Capital Notes with similar terms and conditions.

Based on the instrument’s contractual terms and IFRS requirements, the Hybrid Capital meets the definition of equity and was consequently classified and presented under equity in the Bank’s financial statements. Accordingly, any consideration received (e.g. Issue Proceeds) will be added directly to equity. Also, any consideration paid (e.g. transaction costs, discretionary coupons and principal, if declared and approved, will be deducted directly from equity. When the Issue Proceed is denominated in foreign currency, the Hybrid Capital will be recognized at historical cost and is not subsequently remeasured over time. The accounting of the issued Hybrid Capital will not have any impact on the income statement (when the Hybrid Capital proceed is invested in Treasury investment assets, it would be classified under the financial asset classification principles and any associated income, gains or losses would be recognized in the income statement or OCI accordingly, depending on assigned classification category).

Derivatives

The Bank uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2025, the Bank had a hybrid loan (with zero balance) classified and measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in the income statement. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

CVA (Credit Valuation Adjustment) and FVA (Funding Valuation Adjustment) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Bank calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Bank incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank’s “own credit” quality.

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This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined based on the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated based on the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized over the life of potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use of financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship so that both are recognized in the profit or loss (or OCI) in the same accounting period. On adopting IFRS 9, the Bank’s policy choice was to continue applying the requirements of IAS 39 regarding hedge accounting until the proposed “Financial Instruments: Accounting for Dynamic Risk Management” standard is completed and mandatorily effective.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. In this, the Bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank’s risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. cash flow hedge) is not expected to occur again.

Fair Value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized asset or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular item that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracts to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognized in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjusts the carrying amount of the hedge item and is recognized in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash Flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

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For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in the income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated or no longer meets the hedge accounting criteria.

The associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve are deemed not recoverable in future or due to a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables), Treasury Investments classified as measured at amortized cost, Loan commitments and Financial guarantee contracts. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)	Stage 1: 12-month ECLs

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)	Stage 2: Lifetime ECLs—Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)	Stage 3: Lifetime ECLs—Credit Impaired

Included in stage 3 are financial assets that have been categorized as credit impaired. The Bank recognizes lifetime ECLs for all stage 3 financial assets as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

•	The Bank considers that the obligor is unlikely to pay its credit obligations in full without recourse by the Bank to actions such as realizing security; or
•	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognized on the gross carrying amount.

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When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met—i.e. cured—the Bank measures the loss allowance at an amount equal to 12-month ECLs at the current reporting date. A financial asset is considered cured—i.e. no longer impaired—when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the Stage for Impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

A loan exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12-month ECLs. Exposures whose credit rating remains within the Bank’s investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss and are measured as follows.

Financial assets that are not credit impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off.

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A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, and enforceable master netting arrangements is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and reduces the uncertainty associated with the

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measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities based on net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows.

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in OCI in accordance with IFRS 9.

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Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management views these valuations as sound representative of fair value.

Where such valuations are unavailable, the percentage of the Bank’s ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank’s equity participation in such investee entity. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management’s best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement, and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial

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asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day-one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows.

1)	If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e. Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.
2)	In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that the deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would consider when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is recognized immediately. Where fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument’s fair value can be determined using a quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes, therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, “Investments in Associates and Joint Ventures,” the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity for which the Bank has significant influence, but not control, over financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2025, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the AfDB has not guaranteed any potential losses of the ADF.

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Property and Equipment

An item of property and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Where significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of the property and equipment.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows:

•	Buildings: 15–20 years
•	Fixtures and fittings: 6–10 years
•	Furniture and equipment: 3–7 years
•	Motor vehicles: 5 years
•	Right-of-use assets: over the shorter of the estimated useful life and lease term.

Work in progress consists of items of property and equipment that are not yet available for use. Work in progress is carried at cost (less any impairment) and depreciation starts when the assets are available for use. Once the items are available for use, they are transferred to relevant classes of property and equipment as appropriate.

Items of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use.

The residual values and useful lives of property and equipment items are reassessed periodically and adjusted (if appropriate). Any impact arising from the reassessment is recorded in the financial statements.

An item of property and equipment are derecognized on disposal, or when no future economic benefits are expected from their continued use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset’s carrying amount. These gains or losses are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Amortization methods, useful lives and residual values are reassessed periodically and adjusted if appropriate. Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset’s carrying amount and included in the income statement.

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Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset, and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment, and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of- use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank’s incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year’s income in equity.

Allocable Income

Allocable income is a management performance measure that is computed by adjusting Net income before distributions approved by the Board of Governors for unrealized fair value gains and losses from borrowings at FVTPL and related derivatives and currency translation gains or losses and hybrid capital adjustments (which includes transaction costs on issue of hybrid capital, declared, approved paid discretionary coupon to Hybrid Capital investors and projected discretionary coupon to be paid to investors in future dates but yet to be declared, approved and recorded in the Bank’s financial statements).

The Bank uses Allocable Income as a management performance measure for making distribution out of its net income to reserves and development activities. Allocable Income is Net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses including hybrid capital Adjustments.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

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Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument. It also records reclassification adjustments (reclassification of gains or losses recognized in reserve in the income statement) in the same period(s) in which the forecast cash flows affect the income statement.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group’s accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

i)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances.

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank’s ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

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•	The Bank’s internal credit grading model, which assigns Probability of Defaults to the individual grades.
•	The Bank’s criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECLs basis and the applicable qualitative assessment.
•	Development of ECLs models, including the various formulas and the choice of inputs.
•	Determination of associations between macro-economic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.
•	Selection of forward-looking macro-economic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.
I)	Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes “observable” requires significant judgment by the Bank.

Post-employment Benefits: The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank’s UA at the end of the year, and the estimates for the other variables are based on the Bank’s best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date but do not result in an adjustment of the financial statements themselves are disclosed. For the year ended 31 December 2025, the event after the reporting period relates to the disclosure below.

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Conflict in the Middle East

The recent surge in geopolitical tensions in the Middle East could heighten uncertainty in international financial markets and the broader economy in 2026, given the region’s critical role in global energy production and key international shipping routes. The geopolitical tension may disrupt crude oil and natural gas supply, trade flows, and pricing dynamics, while also contributing to increased volatility in financial and commodity markets. In addition, prolonged instability in the region could influence the global inflation trajectory and pose risks to economic growth by increasing energy costs, disrupting supply chains, and dampening market confidence.

As at 31 December 2025, the conflict had no direct impact on the Bank’s financial position, financial performance, and cashflows. However, given its potential to increase volatility in the fair value of certain tradable financial assets and financial liabilities, as well as its possible effects on broader macro-economic and market conditions, the conflict may impact the Bank’s financial results in the 2026 financial year. Accordingly, the Bank will continue to closely monitor developments related to the conflict and will disclose any impact on its operations, risk profile, and financial results as they become known and can be reasonably estimated during the 2026 financial year.

Effect of New and Amended International Financial Reporting Standards

A number of new or amended standards became effective for annual periods beginning after 1 January 2024 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements. None of these new/amended standards had any significant impact on the financial statements for the year ended 31 December 2025. Details are provided below.

1)       New International Financial Reporting Standards and Amendments Applicable from 1 January 2025

The following standards and amendments became mandatorily effective for annual reporting period beginning on 1 January 2025:

•       Lack of Exchangeability—Amendments to IAS 21

The IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it cannot. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted. These amendments did not have a material impact on the Bank’s financial statements.

2)       New International Financial Reporting Standards and Amendments Applicable from 1 January 2026 and Beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2026.

i)       Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

The IASB introduced targeted amendments to IFRS 9 Financial Instrumentsand IFRS 7 Financial Instruments: Disclosures in May 2024 to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

•	Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.

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•	Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.
•	Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.
•	Revise disclosure requirements for equity instruments designated at FVOCI.

The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

Management is currently assessing the effect of the standard but does not expect any material impact on the mandatory application date.

ii)       IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements.IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories—operating, investing and financing—and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

Management is currently assessing the effect of the standard but do not anticipate any material impact on the mandatory application date.

iii)       IFRS 19 Subsidiaries without Public Accountability: Disclosures

The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted. The standard is not expected to have any significant effect on the Bank’s financial statements as the Bank does not prepare consolidated financial statements.

iv)       Contracts Referencing Nature-Dependent Electricity—Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 relating to contracts referencing nature-dependent electricity. These amendments apply only to contracts that reference nature-dependent electricity and clarify the application of the own-use requirements, modify the designation requirements for hedged items in cash flow hedge relationships for such contracts, and introduce new disclosure requirements to help users understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early adoption permitted. The own-use amendments are to be applied retrospectively, while the hedge accounting amendments apply prospectively to new hedging relationships designated from the date of initial application; the IFRS 7 disclosure requirements must be applied together with the IFRS 9 amendments, and if comparative information is not restated, comparative disclosures cannot be presented.

The Bank does not expect these amendments to have any material impact on its financial statements.

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NOTE C—RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The Group Chief Risk Officer chairs the Credit Risk Committee, which ensures the effective implementation of the Bank’s credit policies. It oversees all credit risk issues related to sovereign and non-sovereign operations. The Senior Vice President chairs the Operations Committee. This committee reviews all operational activities before they are submitted to the Board of Directors for approval. The Operational Risk Management Committee, co-chaired by the Vice President of the Technology and Corporate Services Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. The Operational Risk Management Committee reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day-to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach in which business units as primary risk takers constitute the first line of defense. The risk department acts as the second line of defense and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include market risk,

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counterparty credit risk from treasury investment activities, staff benefit plan risk, and operational risk. Core risks are related to the Bank’s lending activities (sovereign and non-sovereign credit risk). The capital allocation for non-sovereign operations is up to 45 percent of the Bank’s risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority), and the Bank’s Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio, (ii) non-sovereign credit risk in its portfolio of its private sector borrowers’ exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

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The Bank’s maximum exposure to credit risk before collateral received and other credit enhancements for 31 December 2025 and 31 December 2024 is as follows.

Maximum Exposure to Credit Risk

(UA thousands)

Assets	2025	2024
Cash	710,559	859,306
Demand Obligations	990	1,146
Treasury Investments at fair value	6,688,914	4,899,390
Treasury Investments at amortized cost	11,717,175	9,471,952
Derivative Assets	790,238	863,319
Accrued income and charges receivable on loans	707,078	755,654
Other Accounts Receivable	919,167	892,607
Loans	25,772,509	23,691,207

1)       Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and exposure management, including individual country exposure and overall creditworthiness of the concerned country. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

The foundation of the Bank’s sovereign credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets Risk Database (GEMs) consortium.

The Bank’s sovereign rating framework is reviewed in line with global best practice, and the latest revision framework was implemented in June 2024. The Bank’s sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macro-economic performance, debt sustainability, external sector, socio-political factors, business environment and the payment track record with the Bank and arrears on external debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews all countries’ ratings on an annual basis, with off-cycle rating reviews following material sovereign credit developments, to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their exposure limits and approves changes in loss provisioning, if required.

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The following table presents the Bank’s internal measurement scales compared with the international rating scales.

Internal Rating Scale Equivalent

International ratings
Risk class	Revised rating scale	S&P—Fitch	Moody’s	Assessment
Very low risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2
	1-	A-	A3
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2
	2-	BBB-	Baa3
Low risk	3+	BB+	Ba1	Good
	3	BB	Ba2
	3-	BB-	Ba3
Moderate risk	4+	B+	B1	Satisfactory
	4	B	B2
4-
	5+	B-	B3	Acceptable
5
High risk	5-	CCC+	Caa1	Marginal
6+
	6	CCC	Caa2	Special Attention
6-
Very high risk	7	CCC-	Caa3	Substandard
8
	9	CC	Ca	Doubtful
	10	C	C	Loss

Preferred Credit Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift which has been utilized in the Bank’s Capital Adequacy and Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on rating agency and GEMs sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.56 at the end of 31 December 2025, compared with 2.55 as of 31 December 2024. The improvement of the weighted average risk rating is mainly due to the incorporation of the PCT rating uplift methodology in the derivation of the Bank’s risk metrics following the revision of the Bank’s sovereign rating framework in 2024.

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The table below shows the breakdown of the Bank’s sovereign portfolio across the five risk categories.

Risk Profile of the Sovereign Portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2025	41%	21%	30%	7%	1%
2024	38%	19%	35%	7%	1%
2023	39%	21%	30%	9%	1%
2022	40%	19%	34%	6%	1%
2021	34%	18%	39%	8%	1%

Under the Bank’s sanctions policy, if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure to non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. However, excluding Zimbabwe, where there have been legacy arrears since 2000, there have been no new incidents of default/non-accrual status.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

As at 31 December 2025, the Bank’s sovereign loan and guarantee portfolio used up to 26.30 percent (2024: 26.10 percent) of the Bank’s total risk capital based on the Bank’s capital adequacy framework.

2)       Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions, and the outputs are mapped to the Bank’s credit risk rating scale. Risk capital2 requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations.

Non-sovereign transactions are grouped into four main categories: project finance, corporate finance, financial institutions and private equity funds. The weighted-average risk rating was 3.86 as at 31 December 2025 compared with 3.73 at 31 December 2024.

2The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gains (or losses) on financial assets at FVOCI, unrealized gains or losses on borrowings at FVTPL arising from “own credit” and any shortfall of the stock of provisions to credit losses. Callable capital is not included in the computation of risk capital.

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The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Non-Sovereign Portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2025	14%	28%	36%	11%	11%
2024	16%	27%	31%	17%	10%
2023	19%	17%	31%	19%	14%
2022	18%	16%	34%	14%	18%
2021	9%	19%	43%	12%	17%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank’s Economic Capital model which uses internally developed risk parameters (internal rating based).

As at 31 December 2025, the non-sovereign portfolio risk capital percentage of the Bank’s total on-balance sheet risk capital sources was 11.98 percent (2024: 12.80 percent). For the components of non-sovereign portfolio, loans and guarantees risk capital was approximately 4.78 percent (2024: 4.8 percent) while the equity participations risk capital was approximately 7.20 percent (2024: 8.04 percent) of the Bank’s total on balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participation.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank’s total risk capital. The Bank also has a limit of 11.25 percent for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank’s capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit regarding the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

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Country Exposure in Borrowing Member Countries

The Bank’s exposures as at 31 December 2025 and 31 December 2024 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of Loans as at 31 December 2025 (UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance— gross	% of total outstanding loans
Algeria	2	1,181,213	640,686	—	540,527	2.06
Angola	13	1,566,879	139,029	433,936	993,914	3.78
Benin	9	695,302	181,994	390,742	122,566	0.47
Botswana	6	743,904	—	—	743,904	2.83
Burkina Faso	3	98,655	—	64,229	34,426	0.13
Cameroon	23	2,195,592	—	1,178,683	1,016,909	3.87
Cabo Verde	20	257,282	15,195	27,021	215,066	0.82
Republic of the Congo	6	423,303	—	70,663	352,640	1.34
Côte d’Ivoire	24	1,745,090	46,182	681,643	1,017,265	3.87
Egypt	22	2,176,754	124,133	247,675	1,804,946	6.86
Equatorial Guinea	6	127,845	—	91,010	36,835	0.14
Eswatini	12	518,681	—	289,035	229,646	0.87
Ethiopia	2	119,868	—	29,168	90,700	0.34
Gabon	11	894,357	—	219,851	674,506	2.57
Kenya	23	2,071,208	—	645,933	1,425,275	5.42
Mauritius	9	756,392	—	74,365	682,027	2.59
Morocco	71	4,777,281	—	1,096,507	3,680,774	14.00
Namibia	13	1,037,770	—	303,713	734,057	2.79
Nigeria	23	3,034,320	657,174	789,918	1,587,228	6.04
Rwanda	11	992,444	—	659,062	333,382	1.27
Senegal	28	1,668,416	118,026	571,397	978,993	3.72
Seychelles	10	126,874	—	—	126,874	0.48
South Africa	12	2,343,585	—	99,519	2,244,066	8.53
Tanzania	16	1,577,526	—	818,354	759,172	2.89
Tunisia	40	2,608,386	95,665	650,880	1,861,841	7.08
Uganda	12	801,902	—	501,997	299,905	1.14
Zambia	10	377,287	—	50,945	326,342	1.24
Zimbabwe**	12	199,888	—	—	199,888	0.76
Multinational	1	42,007	42,007	—	—	—
Total public sector	450	35,160,011	2,060,091	9,986,246	23,113,674	87.90
Total private sector	145	5,498,534	1,598,171	718,163	3,182,200	12.10
Total	595	40,658,545	3,658,262	10,704,409	26,295,874	100.00

*       Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.

**       Countries in non-accrual status as at 31 December 2025.

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Summary of Loans as at 31 December 2024 (UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance— gross	% of total outstanding loans
Algeria	1	549,880	—	—	549,880	2.27
Angola	12	1,573,523	185,439	457,359	930,725	3.85
Benin	6	391,231	60,272	273,359	57,600	0.24
Botswana	5	622,914	—	—	622,914	2.57
Burkina Faso	3	93,732	—	69,589	24,143	0.10
Cameroon	21	1,726,553	31,581	836,793	858,179	3.55
Cabo Verde	18	218,667	—	12,447	206,220	0.85
Republic of the Congo	6	403,142	—	69,683	333,459	1.38
Côte d’Ivoire	20	1,399,326	19,632	518,987	860,707	3.56
Egypt	22	2,272,193	39,846	300,334	1,932,013	7.99
Equatorial Guinea	5	73,929	—	48,860	25,069	0.10
Eswatini	11	490,464	107,811	208,684	173,969	0.72
Ethiopia	2	132,320	—	48,830	83,490	0.35
Gabon	12	886,257	—	228,073	658,184	2.72
Kenya	21	1,829,763	125,429	449,660	1,254,674	5.19
Mauritius	9	797,051	—	84,347	712,704	2.95
Morocco	71	4,528,186	179,070	1,039,380	3,309,736	13.68
Namibia	12	991,315	—	246,718	744,597	3.08
Nigeria	19	2,552,694	115,019	801,827	1,635,848	6.76
Rwanda	9	782,823	76,679	448,349	257,795	1.07
Senegal	28	1,586,112	109,628	607,311	869,173	3.59
Seychelles	9	117,347	—	261	117,086	0.48
South Africa	11	2,040,385	—	508,532	1,531,853	6.33
Tanzania	13	1,311,341	99,461	548,797	663,083	2.74
Tunisia	42	2,537,793	63,883	634,900	1,839,010	7.60
Uganda	11	854,039	137,778	418,404	297,857	1.23
Zambia	10	419,853	—	78,234	341,619	1.41
Zimbabwe**	12	209,908	—	—	209,908	0.87
Multinational	4	270,296	174,250	96,046	—	—
Total public sector	425	31,663,037	1,525,778	9,035,764	21,101,495	87.23
Total private sector	140	5,239,018	1,414,325	734,431	3,090,262	12.77
Total	565	36,902,055	2,940,103	9,770,195	24,191,757	100.00

*       Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.

**       Countries in non-accrual status as at 31 December 2024.

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Balance Sheet Optimization Initiatives

The African Development Bank has been at the forefront of financial innovation to optimize its balance sheet and increase its financial capacity since 2015. The Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The Bank’s drive for innovation was endorsed in the Independent Review of Capital Adequacy Frameworks (The CAF Review) commissioned by the G20 Finance Ministers to scale up MDB financing.

The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank’s sovereign and/or non-sovereign loan and/or guarantee portfolios, (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution’s lending headroom.

BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEAs), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank’s ability to meet client expectations.

Balance Sheet Optimization Initiatives—Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank’s counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025. Eight years later, on July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries. On 25 October 2024, the Bank finalized another USD 1billion with the AsDB aimed at enhancing the Bank’s capacity for sustainable lending across Africa. On 25 April 2025, the Bank extended the confirmation schedule with the IADB to USD 3.2 billion (up from USD 2.9 billion) allowing for increased lending capacity.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures and rights arising from the EEA and similar transactions as purchased and sold financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

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The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA.

Summary of Exposure Exchange Agreements
(USD millions)

Protection purchased						Protection sold
World Bank		Inter-American Development Bank		Asian Development Bank		World Bank		Inter-American Development Bank		Asian DevelopmentBank
Angola	213.71	Angola	135.00	Angola	150.00	Albania	126.00	Argentina	880.00	Bangladesh	547.00
Botswana	225.00	Cameroon	275.00	Cameroon	234.00	China	128.18	Brazil	960.00	India	347.00
Gabon	150.00	Congo	60.00	Congo	100.00	India	450.00	Ecuador	186.50	Pakistan	250.00
Namibia	49.00	Egypt	570.00	Egypt	110.00	Indonesia	475.32	Mexico	920.00	Mongolia	416.00
Nigeria	100.00	Kenya	510.00	Gabon	184.00	Jordan	13.00	Panama	253.50	Philippines	309.00
South Africa	850.00	Morocco	620.00	Morocco	520.00	Pakistan	10.21			Indonesia	55.00
		Nigeria	430.00	Senegal	215.00	Romania	185.00			Uzbekistan	76.00
		Tunisia	600.00	Côte d’Ivoire	284.00	Türkiye	200.00
				Kenya	86.00
				Tanzania	117.00
Total	1,587.71	Total	3,200.00	Total	2,000.00	Total	1,587.71	Total	3,200.00	Total	2,000.00

Sovereign Portfolio Credit Insurance

The Bank has purchased credit insurance protection covering the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign, with the UK’s Foreign Commonwealth and Development Office and three private insurers from the Lloyd’s market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. The transaction increased the efficient use of the Bank’s risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank’s operations to improve the overall risk profile of the Bank’s assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 31 December 2025.

The transaction notably improves the risk profile of the Bank’s portfolio, while enhancing its risk-bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved a Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt’s inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country’s Sovereign Sustainable Financing Framework. This was the first ever Panda Bond issued in China by an African sovereign and crowded in capacity by private insurers.

The Bank also provided a EUR 400 million PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d’Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank (Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Guarantee Platform, to back the Bank’s participation withEUR 194 million.

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This enabled the Bank to provide the full EUR 400 million guarantee cover representing an 80 percent AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased or sold, on the underlying single-referenced sovereign entities rose to UA 5.08 billion as at 31 December 2025 and UA 5.01 billion as at 31 December 2024.

Balance Sheet Optimization Initiatives—Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non- sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, asset sell downs, credit insurance, financial guarantees and synthetic securitization structures on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECLs of loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations in certain countries by inviting other entities to participate in the risks of such Private Sector Operations. The Private Sector Credit Enhancement Facility (PSF) is one such initiative.

The PSF was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 December 2025, the notional amounts of non- sovereign loans covered by the PSF stood at UA 196.96 million (31 December 2024: UA 245.87 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The Room 2 Run synthetic securitization transaction (R2R-SST) transaction was terminated on 30 June 2024, while the Room 2 Run Credit insurance transaction (R2R-CI) transaction had an effective termination date of 14 January 2025.

Insurance at Origination for Non-Sovereign Single Obligors

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 1.85 billion as at 31 December 2025 (31 December 2024: UA 1.98 billion).

The BSO fees are generated through operational activities and netted off against the Bank’s loan income (see Note N); they are not included in the administrative expenses. The total BSO expenses for the year amounted to UA 12.18 million (2024: UA 13.84 million).

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3)       Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and be approved by the Bank’s Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties by maturity:

Minimum Credit Ratings for Investments

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
Mortgage-backed securities (MBS)/ Asset- backed securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

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Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below.

Derivative Exposures and Their Credit Rating Profiles

(UA millions)

	Derivatives			Credit risk profile of net exposure
	Notional amount	Fair value*	Net exposure**	AAA	AA+ to AA-	A+ and lower
2025	43,447	103	24	—	31%	69%
2024	36,290	151	33	—	11%	89%
2023	34,086	127	40	—	—	100%
2022	36,803	104	15	—	—	100%
2021	38,502	295	28	—	1%	99%

*       Fair value before collateral.

**       After collateral received in cash or securities.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The financial assets and financial liabilities that are subject to offsetting and enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Related amounts not set off in the statement of financial position
				Financial instruments	Collateral received	Net amount
2025	162	(59)	103	—	(85)	18
2024	151	—	151	—	(118)	33
2023	138	(12)	127	—	(89)	38
2022	144	(40)	104	—	(89)	15
2021	526	(280)	246	—	(347)	(101)

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Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Related amounts not set off in the statement of financial position
				Financial instruments	Cash collateral pledged	Net amount
2025	2,266	(806)	1,460	—	—	1,460
2024	1,597	(110)	1,487	—	—	1,487
2023	2,115	(780)	1,335	—	—	1,335
2022	2,754	(742)	2,012	—	—	2,012
2021	661	(279)	382	—	—	382

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties, as shown in the table below.

Credit Rating Profile of Investment and Related Derivative Portfolio

	AAA	AA+ to AA-	A+ and lower
2025	50%	30%	20%
2024	54%	27%	19%
2023	53%	32%	15%
2022	46%	39%	15%
2021	51%	36%	13%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

As of 31 December 2025, the capital consumption attributable to the Bank’s counterparty credit portfolio including all investments and derivative instruments stood at 2.9 percent (2024: 3.80 percent) of the Bank’s total risk capital.

Expected Credit Risk

Definition of Default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9’s 90 days past due rebuttable presumption on the Bank’s sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meets its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligor’s assets or security.

Modifications of Financial Assets and Financial Liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank’s accounting policy.

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When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset’s credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification of gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macro-economic scenario that affect credit risk. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macro-economic variables.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macro-economic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Bank’s loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Bank’s Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the EIR and its high volatility. The LGD model is now based on historical losses observed mainly on the Bank’s sovereign portfolio, estimated as the time value of money of the amount in arrears over the default period. This approach to estimating the observed losses captures the Bank’s PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macro-economic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Bank conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization.

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The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank’s historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB– equivalent or better.

The Bank regularly reviews its criteria for stage migration and other risk inputs to align with industry best practices and IFRS 9 standards. The stage migration was recently reviewed to be driven by rating downgrade notches and are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Bank regularly reviews the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria can identify significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-Looking Information

The Bank considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECLs are approved by the Credit Risk Committee, which consists of senior executives from risk, finance, and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macro-economic scenarios. The three scenarios are base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weights. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met, it measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write-back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on the staging criteria discussed above.

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Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment on loans and other financial instruments based on stage allocation as at 31 December 2025 and 31 December 2024 and a reconciliation of ECLs allowance recognized in the income statement.

Impairment on Loans at Amortized Costs and Other Financial Instruments by Stage

As at 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loans at amortized cost	73,474	109,355	302,853	485,682
Interest Receivables	2,828	5,580	194,003	202,411
Undisbursed Loans	818	36,864	—	37,682
Treasury Investments	3,671	—	—	3,671
Financial Guarantees	6,890	9,713	—	16,603
Total impairment as at 31 December 2025	87,681	161,512	496,856	746,049

As at 31 December 2024

	Stage 1	Stage 2	Stage 3	Total
Loans at amortized cost	71,048	126,530	279,386	476,964
Interest Receivables	4,575	8,017	183,948	196,540
Undisbursed Loans	908	22,677	—	23,585
Treasury Investments	347	—	—	347
Financial Guarantees	5,880	—	—	5,880
Total impairment as at 31 December 2024	82,758	157,224	463,334	703,316

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Reconciliation of ECLs Recognized in the Income Statement

ECLs impairment on Loan principal for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	71,048	126,530	279,386	476,964
Provisions/(write-back) for the year—Income statement	2,426	(17,175)	23,467	8,718
Closing 31 December 2025	73,474	109,355	302,853	485,682

(Write-back)/Provisions for the year ended 31 December 2024	(52,528)	11,376	28,048	(13,104)

ECLs impairment on Interest receivables for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	4,575	8,017	183,948	196,540
(Write-back)/Provision for the year—Income statement	(1,747)	(2,437)	10,055	5,871
Closing 31 December 2025	2,828	5,580	194,003	202,411

(Write-back)/provisions for the year ended 31 December 2024	(1,457)	(342)	5,969	4,170

ECLs impairment on Undisbursed loans for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	908	22,677	—	23,585
(Write-back)/Provisions for the year—Income statement	(90)	14,187	—	14,097
Closing 31 December 2025	818	36,864	—	37,682

(Write-back)/Provisions for the year ended 31 December 2024	(1,482)	944	—	(538)

ECLs impairment on Treasury Investments for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	347	—	—	347
Provisions for the year—Income statement	3,324	—	—	3,324
Closing 31 December 2025	3,671	—	—	3,671

Provisions for the year ended 31 December 2024	45	—	—	45

ECLs impairment on Financial Guarantees for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	5,880	—	—	5,880
Provisions for the year—Income statement	1,010	9,713	—	10,723
Closing 31 December 2025	6,890	9,713	—	16,603

Provisions for the year ended 31 December 2024	3,948	—	—	3,948

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The table below presents an analysis of Loans—Sovereign and Non-sovereign by gross exposure, ECLs Allowance and ECLs Coverage ratio at 31 December 2025 and 31 December 2024.

Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio3

As at 31 December 2025

(UA millions)

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	21,325	4,403	569	26,297	73.47	109.36	302.85	485.68
Non-sovereign	2,445	369	369	3,183	57.07	30.74	218.48	306.29
Sovereign	18,880	4,034	200	23,114	16.40	78.62	84.37	179.39
Interest receivables	401	64	413	878	2.83	5.58	194.01	202.42
Non-sovereign	57	12	34	103	2.56	2.15	32.97	37.68
Sovereign	344	52	379	775	0.27	3.43	161.04	164.74
Undisbursed loans	9,399	1,288	17	10,704	0.82	36.86	—	37.68
Non-sovereign	701	—	17	718	0.52	—	—	0.52
Sovereign	8,698	1,288	—	9,986	0.30	36.86	—	37.16
Total loans and interest receivables	31,125	5,755	999	37,879	77.12	151.80	496.86	725.78
Guarantees	1,164	343	—	1,507	6.89	9.71	—	16.60
Non-sovereign	232	—	—	232	6.62	—	—	6.62
Sovereign	932	343	—	1,275	0.27	9.71	—	9.98
Treasury Investments	11,720	—	—	11,720	3.67	—	—	3.67
31 December 2025	44,009	6,098	999	51,106	87.68	161.51	496.86	746.05

	ECLs Coverage ratios
	Stage 1	Stage 2	Stage 3	Total
Loan principal	0.34%	2.48%	53.22%	1.85%
Non-sovereign	2.33%	8.33%	59.21%	9.62%
Sovereign	0.09%	1.95%	42.19%	0.78%
Interest receivables	0.71%	8.72%	46.98%	23.05%
Non-sovereign	4.49%	17.92%	96.97%	36.58%
Sovereign	0.08%	6.60%	42.49%	21.26%
Undisbursed loans	0.01%	2.86%	—	0.35%
Non-sovereign	0.07%	—	—	0.07%
Sovereign	—	2.86%	—	0.37%
Total loans	0.25%	2.64%	49.74%	1.92%
Guarantees	0.59%	2.83%	—	1.10%
Non-sovereign	2.85%	—	—	2.85%
Sovereign	0.03%	2.83%	—	0.78%
Treasury Investments	0.03%	—	—	0.03%
Total coverage ratio	0.20%	2.65%	49.74%	1.46%

Slight differences may occur in totals and percentages due to rounding.

3)	ECLs coverage ratio shows the impairment allowance (ECLs) in each stage as a proportion of gross exposure in each stage.

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As at 31 December 2024

(UA millions)

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	19,964	3,745	483	24,192	71.05	126.53	279.38	476.96
Non-sovereign	2,192	626	273	3,091	50.87	49.69	190.80	291.36
Sovereign	17,772	3,119	210	21,101	20.18	76.84	88.58	185.60
Interest receivables	450	66	399	915	4.58	8.02	183.94	196.54
Non-sovereign	62	15	24	101	3.77	3.51	22.06	29.34
Sovereign	388	51	375	814	0.81	4.51	161.88	167.20
Undisbursed loans	8,949	778	44	9,771	0.91	22.68	—	23.59
Non-sovereign	691	—	44	735	0.39	—	—	0.39
Sovereign	8,258	778	—	9,036	0.52	22.68	—	23.20
Total loans and interest receivables	29,363	4,589	926	34,878	76.54	157.23	463.32	697.09
Guarantees	1,026	—	—	1,026	5.88	—	—	5.88
Non-sovereign	77	—	—	77	4.99	—	—	4.99
Sovereign	949	—	—	949	0.89	—	—	0.89
Treasury Investments	8,702	—	—	8,702	0.35	—	—	0.35
31 December 2024	39,091	4,589	926	44,606	82.77	157.23	463.32	703.32

	ECLs Coverage ratios
	Stage 1	Stage 2	Stage 3	Total
Loan principal	0.36%	3.38%	57.84%	1.97%
Non-sovereign	2.32%	7.94%	69.89%	9.43%
Sovereign	0.11%	2.46%	42.18%	0.88%
Interest receivables	1.02%	12.15%	46.10%	21.48%
Non-sovereign	6.08%	23.40%	91.92%	29.05%
Sovereign	0.21%	8.84%	43.17%	20.54%
Undisbursed loans	0.01%	2.92%	—	0.24%
Non-sovereign	0.06%	—	—	0.05%
Sovereign	0.01%	2.92%	—	0.26%
Total loans and interest receivables	0.26%	3.43%	50.03%	2.00%
Guarantees	0.57%	—	—	0.57%
Non-sovereign	6.48%	—	—	6.48%
Sovereign	0.09%	—	—	0.09%
Treasury Investments	—	—	—	—
Total coverage ratio	0.21%	3.43%	50.03%	1.58%

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The table below presents the analysis of changes in ECLs allowances on Loans and Other financial instruments.

Analysis of the Changes in ECLs Allowance Account between 31 December 2024 and 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2024	82,758	157,224	463,334	703,316
New assets originated or purchased	34,716	268	54	35,038
Assets derecognized or repaid (excluding write off)	(5,121)	(497)	—	(5,618)
Transfer from stage 1 to stage 2	(4,823)	4,823	—	—
Transfer from stage 2 to stage 3	—	(6,586)	6,586	—
Transfer from stage 2 to stage 1	864	(864)	—	—
New and increased provision	(20,713)	7,144	26,882	13,313
Gross carrying amount as at 31 December 2025	87,681	161,512	496,856	746,049

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. To minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

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The contractual maturities of financial liabilities and future interest payments at 31 December 2025 and 31 December 2024 were as follows.

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2025

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative Liabilities	1,382,829	(3,329,482)	(262,463)	(564,887)	(225,764)	(183,529)	(86,290)	(2,006,549)
Borrowings at fair value	30,942,424	37,064,451	7,487,190	7,722,074	8,031,075	4,516,718	3,032,613	6,274,781
	32,325,253	33,734,969	7,224,727	7,157,187	7,805,311	4,333,189	2,946,323	4,268,232
Financial liabilities without derivatives
Accounts Payable	1,618,597	1,618,597	1,618,597	—	—	—	—	—
Borrowings at amortized cost	262,365	264,831	30,565	107,123	34,296	49,720	41,047	2,080
	1,880,962	1,883,428	1,649,162	107,123	34,296	49,720	41,047	2,080
Total Financial Liabilities	34,206,215	35,618,397	8,873,889	7,264,310	7,839,607	4,382,909	2,987,370	4,270,312
Represented by:
Derivative Liabilities	1,382,829	(3,329,482)	(262,463)	(564,887)	(225,764)	(183,529)	(86,290)	(2,006,549)
Accounts Payable	1,618,597	1,618,597	1,618,597	—	—	—	—	—
Borrowings	31,204,789	37,329,282	7,517,755	7,829,197	8,065,371	4,566,438	3,073,660	6,276,861

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2024

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative Liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Borrowings at fair value	26,196,006	31,658,284	3,500,693	7,570,179	7,183,851	4,546,511	4,133,716	4,723,334
	27,424,586	27,264,865	3,410,799	6,732,724	6,721,897	4,338,442	3,838,023	2,222,980
Financial liabilities without derivatives
Accounts Payable	1,513,361	1,513,361	1,513,361	—	—	—	—	—
Borrowings at amortized cost	208,024	211,828	60,189	17,876	69,721	8,048	9,122	46,872
	1,721,385	1,725,189	1,573,550	17,876	69,721	8,048	9,122	46,872
Total Financial Liabilities	29,145,971	28,990,054	4,984,349	6,750,600	6,791,618	4,346,490	3,847,145	2,269,852
Represented by:
Derivative Liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Accounts Payable	1,513,361	1,513,361	1,513,361	—	—	—	—	—
Borrowings	26,404,030	31,870,112	3,560,882	7,588,055	7,253,572	4,554,559	4,142,838	4,770,206

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Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank’s financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) currency exchange risk and (ii) interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank’s balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

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The net currency position as at 31 December 2025 and 31 December 2024 was as follows.

Net Currency Position at 31 December 2025

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets
Cash	(71,403)	143,402	453,831	6,014	13,199	176,193	721,236	(10,677)	710,559
Demand Obligations	—	—	—	—	—	990	990	—	990
Treasury Investments at fair value(a)	2,293,858	3,664,978	—	91,813	268,454	414,987	6,734,090	—	6,734,090
Treasury Investments at amortized cost	3,484,674	5,094,594	701,251	909,976	1,217,010	309,670	11,717,175	—	11,717,175
Accounts Receivable	616,384	833,168	(300,714)	76,514	78,622	212,327	1,516,301	109,944	1,626,245
Loans	12,016,382	10,910,912	6,442	—	—	2,690,450	25,624,186	6,534	25,630,720
Equity participations	90,781	913,113	—	—	—	37,507	1,041,401	66,436	1,107,837
Other Assets	—	—	—	—	—	—	—	252,654	252,654
	18,430,676	21,560,167	860,810	1,084,317	1,577,285	3,842,124	47,355,379	424,891	47,780,270
Liabilities
Accounts Payable	(504,731)	(555,143)	(76,919)	(59,201)	(74,740)	(149,543)	(1,420,277)	(198,320)	(1,618,597)
Employee benefits obligations	—	—	—	—	—	—	—	(274,280)	(274,280)
Borrowings	(6,157,062)	(16,142,509)	(908,688)	(2,176,236)	(358,871)	(5,461,423)	(31,204,789)	—	(31,204,789)
Currency swaps on borrowings and related derivatives(b)	(7,689,099)	1,282,344	1,012,278	2,181,525	355,857	1,474,266	(1,382,829)	—	(1,382,829)
	(14,350,892)	(15,415,308)	26,671	(53,912)	(77,754)	(4,136,700)	(34,007,895)	(472,600)	(34,480,495)
Currency position of equity as at 31 December 2025	4,079,784	6,144,859	887,481	1,030,405	1,499,531	(294,576)	13,347,484	(47,709)	13,299,775
% of sub-total	30.57	46.04	6.65	7.72	11.23	(2.21)	100.00	—	100.00
SDR composition as at 31 December 2025	32.08	42.21	6.29	7.95	11.48	—	100.00	—	100.00

(a)	Investments measured at fair value comprise:
	Investments measured at fair value	6,688,914
	Derivative Assets	46,576
	Derivative Liabilities	(1,400)
	Amount per statement of net currency position	6,734,090
(b)	Currency swaps on borrowings are made up as follows:
	Derivative asset	743,662
	Derivative liability	(2,126,491)
	Net swaps on borrowings per statement of net currency position	(1,382,829)

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Net Currency Position at 31 December 2024

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets
Cash	(113,531)	44,820	758,096	4,251	—	175,869	869,505	(10,199)	859,306
Demand Obligations	—	—	—	—	—	1,146	1,146	—	1,146
Treasury Investments at fair value(a)	1,348,989	59,094	(877)	74,440	346,628	3,109,671	4,937,945	—	4,937,945
Treasury Investments at amortized cost	2,720,924	3,913,518	743,595	816,686	1,001,968	275,261	9,471,952	—	9,471,952
Accounts Receivable	394,305	1,564,325	(655,918)	22,541	41,903	148,879	1,516,035	132,226	1,648,261
Loans	10,798,002	10,621,561	2,011	—	—	2,052,085	23,473,659	—	23,473,659
Equity participations	96,235	900,758	—	—	—	28,332	1,025,325	65,306	1,090,631
Other Assets	—	—	—	—	—	—	—	165,652	165,652
	15,244,924	17,104,076	846,907	917,918	1,390,499	5,791,243	41,295,567	352,985	41,648,552
Liabilities
Accounts Payable	(480,252)	(567,722)	(81,643)	(15,161)	(41,189)	(324,842)	(1,510,809)	(2,552)	(1,513,361)
Employee benefit obligations	—	—	—	—	—	—	—	(266,195)	(266,195)
Borrowings	(4,919,372)	(13,434,267)	(1,077,269)	(1,587,892)	(511,008)	(4,874,222)	(26,404,030)	—	(26,404,030)
Currency swaps on borrowings and related derivatives(b)	(6,218,525)	(447,333)	1,192,960	1,590,631	505,614	2,148,073	(1,228,580)	—	(1,228,580)
	(11,618,149)	(14,449,322)	34,048	(12,422)	(46,583)	(3,050,991)	(29,143,419)	(268,747)	(29,412,166)
Currency position of equity as at 31 December 2024	3,626,775	2,654,754	880,955	905,496	1,343,916	2,740,252	12,152,148	84,238	12,236,386
% of sub-total	29.84	21.98	7.25	7.45	11.06	22.42	100.00	—	100.00
SDR composition as at 31 December 2024	29.78	44.31	6.58	7.78	11.55	—	100.00	—	100.00

1	Investments measured at fair value comprise:
	Investments measured at fair value	4,899,390
	Derivative Assets	42,396
	Derivative Liabilities	(3,841)
	Amount per statement of net currency position	4,937,945
(b)	Currency swaps on borrowings are made up as follows:
	Derivative asset	820,923
	Derivative liability	(2,049,503)
	Net swaps on borrowings per statement of net currency position	(1,228,580)

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Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies: the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars based on the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets regarding the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2025 and 31 December 2024, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US Dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

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Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2025

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from	a 10% appreciation		against the USD
EUR	5,489.52	4,504.49	815.84	993.15	1,466.14	38.63	13,307.77	(2.86)	2bps
GBP	5,620.88	4,192.99	835.36	1,118.61	1,501.22	38.63	13,307.70	(2.93)	2bps
JPY	5,630.23	4,199.96	920.43	1,018.61	1,503.72	38.63	13,311.58	0.94	1bps
CNY	5,601.18	4,178.29	832.44	1,013.36	1,645.56	38.63	13,309.46	(1.18)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	5,665.55	4,226.31	842.00	1,025.00	1,513.15	42.50	13,314.50	3.86	3bps
Net assets resulting from	a 10% dep r	eciation	against	the USD
EUR	5,835.66	3,957.46	867.28	1,055.78	1,558.59	38.63	13,313.40	2.77	2bps
GBP	5,706.77	4,257.06	848.13	938.60	1,524.16	38.63	13,313.34	2.71	2bps
JPY	5,698.04	4,250.55	769.85	1,030.88	1,521.83	38.63	13,309.77	(0.86)	1bps
CNY	5,725.35	4,270.92	850.89	1,035.82	1,390.11	38.63	13,311.73	1.09	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	5,665.55	4,226.31	842.00	1,025.00	1,513.15	35.12	13,307.12	(3.51)	3bps
Assumptions:
Base net assets	5,665.55	4,226.31	842.00	1,025.00	1,513.15	38.63	13,310.64	—	—
Add: Fair valuation effects on borrowings and derivatives	440.84	160.20	(169.36)	(4.41)	(6.07)	(432.06)	(10.86)	—	—
Base net assets (including fair valuation of borrowings and derivatives)	6,106.39	4,386.51	672.64	1,020.59	1,507.08	(393.43)	13,299.78	—	—
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	—	—	—	—
Base exchange rate	1.3692	1.1657	214.4438	1.0178	9.5669	—	—	—	—

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Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2024
(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD
EUR	5,140.22	3,816.36	781.09	896.15	1,344.47	12.65	11,990.94	0.18	0bps
GBP	5,252.64	3,545.30	798.17	1,007.32	1,373.87	12.65	11,989.97	(0.79)	1bps
JPY	5,258.89	3,549.52	879.03	916.84	1,375.51	12.65	11,992.44	1.68	2bps
CNY	5,233.07	3,532.09	795.20	912.34	1,505.63	12.65	11,990.97	0.22	0bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	13.92	11,992.02	1.27	1bps
Net assets resulting from a 10% depreciation against the USD
EUR	5,440.92	3,338.53	826.78	948.57	1,423.12	12.65	11,990.58	(0.18)	0bps
GBP	5,331.12	3,598.27	810.10	844.94	1,394.40	12.65	11,991.48	0.73	1bps
JPY	5,325.29	3,594.33	735.65	928.41	1,392.87	12.65	11,989.21	(1.55)	2bps
CNY	5,349.59	3,610.73	812.90	932.65	1,272.03	12.65	11,990.56	(0.20)	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	11.50	11,989.61	(1.15)	1bps
Assumptions:
Base net assets	5,293.46	3,572.85	804.38	922.87	1,384.55	12.65	11,990.76	—	—
Add: Fair valuation effects on borrowings and derivatives	414.42	212.58	(128.45)	(8.05)	(7.79)	(237.07)	245.63	—	—
Base net assets (including fair valuation of borrowings and derivatives)	5,707.88	3,785.43	675.93	914.81	1,376.76	(224.42)	12,236.39	—	—
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	—	—	—	—
Base exchange rate	1.3050	1.2538	204.6254	1.0407	9.5255	—	—	—	—

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

•	The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.
•	The sensitivity of the income on assets funded by equity resources to changes in interest rates.

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The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates but adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2025 and 31 December 2024 were as follows.

Interest Rate Risk Position as at 31 December 2025

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	710,559	—	—	—	—	—	—	710,559
Demand Obligations	990	—	—	—	—	—	—	990
Treasury Investments(a)	8,928,235	967,780	1,060,670	1,075,330	1,084,760	5,480,780	(146,290)	18,451,265
Accounts Receivable	1,626,245	—	—	—	—	—	—	1,626,245
Loans—disbursed and outstanding	23,023,251	313,887	322,940	341,927	313,733	2,026,053	(45,917)	26,295,874
Hedged loans—fair value adjustment	—	—	—	—	—	—	(141,789)	(141,789)
Accumulated impairment for loan losses	—	—	—	—	—	—	(523,365)	(523,365)
Equity participations	—	—	—	—	—	—	1,107,837	1,107,837
Other Assets	—	—	—	—	—	—	252,654	252,654
	34,289,280	1,281,667	1,383,610	1,417,257	1,398,493	7,506,833	503,130	47,780,270
Liabilities
Accounts Payable	(1,618,597)	—	—	—	—	—	—	(1,618,597)
Employee benefit obligations	(274,280)	—	—	—	—	—	—	(274,280)
Borrowings(b)	(34,166,873)	—	—	—	—	—	1,579,255	(32,587,618)
	(36,059,750)	—	—	—	—	—	1,579,255	(34,480,495)
Interest rate risk position as at 31 December 2025*	(1,770,470)	1,281,667	1,383,610	1,417,257	1,398,493	7,506,833	2,082,385	13,299,775

*       Interest rate risk position represents equity on the balance sheet.

(a)	Treasury Investments comprise:
	Treasury Investments	18,406,089
	Derivative Assets—investments	46,576
	Derivative Liabilities—investments	(1,400)
	Amount per statement of interest rate risk	18,451,265
(b)	Borrowings comprise:
	Borrowings	31,204,789
	Derivative Assets—borrowings	(743,662)
	Derivative Liabilities—borrowings	2,126,491
	Net borrowings per statement of interest rate risk	32,587,618

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Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	859,306	—	—	—	—	—	—	859,306
Demand Obligations	1,146	—	—	—	—	—	—	1,146
Treasury Investments(a)	5,858,600	725,470	791,270	928,080	1,008,180	5,182,900	(84,603)	14,409,897
Accounts Receivable	1,648,261	—	—	—	—	—	—	1,648,261
Loans—disbursed and outstanding	21,238,849	331,293	277,584	284,562	296,074	1,811,617	(48,222)	24,191,757
Hedged loans—fair value adjustment	—	—	—	—	—	—	(217,548)	(217,548)
Accumulated impairment for loan losses	—	—	—	—	—	—	(500,550)	(500,550)
Equity participations	—	—	—	—	—	—	1,090,631	1,090,631
Other Assets	—	—	—	—	—	—	165,652	165,652
	29,606,162	1,056,763	1,068,854	1,212,642	1,304,254	6,994,517	405,360	41,648,552
Liabilities
Accounts Payable	(1,513,361)	—	—	—	—	—	—	(1,513,361)
Employee benefit obligations	(266,195)	—	—	—	—	—	—	(266,195)
Borrowings(b)	(29,373,220)	—	—	—	—	—	1,740,610	(27,632,610)
	(31,152,776)	—	—	—	—	—	1,740,610	(29,412,166)
Interest rate risk position as at 31 December 2024*	(1,546,614)	1,056,763	1,068,854	1,212,642	1,304,254	6,994,517	2,145,970	12,236,386

*       Interest rate risk position represents equity on the balance sheet.

(a)	Treasury Investments comprise:
	Treasury Investments	14,371,342
	Derivative Assets—investments	42,396
	Derivative Liabilities—investments	(3,841)
	Amount per statement of interest rate risk	14,409,897
(b)	Borrowings comprise:
	Borrowings	26,404,030
	Derivative Assets—borrowings	(820,923)
	Derivative Liabilities—borrowings	2,049,503
	Net borrowings per statement of interest rate risk	27,632,610

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering variable rate loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. The pool is funded with a mix of fixed rate and

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floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favour of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank has offered fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (6-month floating reference rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty. As at 31 December 2025, the Bank has transitioned all appropriate LIBOR referenced contracts to their respective Alternative Reference Rates.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a 6-month floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a 1-month floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard 6-month floating rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired 6-month floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar maturity.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets are funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10- year moving average of 10-year maturity SDR interest rates.

At the end of December 2025, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

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Net Interest Margin Sensitivity

A parallel upward/downward shift in the SDR curve of 100 bps would have generated a maximum gain/ maximum loss in income statement of UA 8.77 million and UA 7.48 million as of 31 December 2025 and 31 December 2024, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/– 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2025. The market experienced lower interest rates during the year. As such, the sensitivity analysis for 31 December 2025 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

Sensitivity Analysis of Treasury Investments, Borrowings and Related Derivatives

(UA thousands)

	Upward parallel shift		Downward parallel shift
	2025 gain/(loss)	2024 gain/(loss)	2025 gain/(loss)	2024 gain/(loss)
Treasury Investments at FVTPL	(59)	(509)	56	504
Borrowings at FVTPL and derivatives	3,557	(5,024)	(3,109)	5,138

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market- based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Prepayments in the year ended 31 December 2025 amounted to UA 136.34 million, compared with prepayments of UA 39.63 million realized in 2024, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems, processes, people and external events.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people and/ or systems and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions or activities and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. The scope of this evaluation is gradually being expanded to include IT General Controls and IT Application controls with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control, and risk reporting across the Bank.

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It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provide for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan that aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group—the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Technology and Corporate Services Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of Conduct and Staff Rules, the work of the Integrity and Anti-Corruption Department and the existence of a whistleblower protection policy.

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NOTE D—FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and financial liabilities, and their respective fair values as at 31 December 2025 and 31 December 2024:

Analysis of Financial Assets and Financial Liabilities by Measurement Basis

31 December 2025

(UA thousands)

	Financial assets and liabilities at FVTPL
	Mandatorily at fair value	Designated at fair value	Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
Cash	—	—	—	710,559	710,559	710,559
Demand Obligations	—	—	—	990	990	990
Treasury Investments	6,688,914	—	—	11,717,175	18,406,089	16,026,076
Derivative Assets	790,238	—	—	—	790,238	790,238
Accounts Receivable	—	—	—	1,626,245	1,626,245	1,626,245
Loans	—	—	—	25,772,509	25,772,509	25,772,509
Equity participations	—	—	1,107,837	—	1,107,837	1,107,837
Total Financial Assets	7,479,152	—	1,107,837	39,827,478	48,414,467	46,034,454

Accounts Payable	—	—	—	1,618,597	1,618,597	1,618,597
Derivative Liabilities	2,127,891	—	—	—	2,127,891	2,127,891
Borrowings	—	30,942,424	—	262,365	31,204,789	30,690,370
Total Financial Liabilities	2,127,891	30,942,424	—	1,880,962	34,951,277	34,436,858

31 December 2024

	Financial assets and liabilities at FVTPL
	Mandatorily at fair value	Designated at fair value	Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
Cash	—	—	—	859,306	859,306	859,306
Demand Obligations	—	—	—	1,146	1,146	1,146
Treasury Investments	4,899,390	—	—	9,471,952	14,371,342	13,148,444
Derivative Assets	863,319	—	—	—	863,319	863,319
Accounts Receivable	—	—	—	1,648,261	1,648,261	1,648,261
Loans	—	—	—	23,691,207	23,691,207	23,691,207
Equity participations	—	—	1,090,631	—	1,090,631	1,090,631
Total Financial Assets	5,762,709	—	1,090,631	35,671,872	42,525,212	41,302,314

Accounts Payable	—	—	—	1,513,361	1,513,361	1,513,361
Derivative Liabilities	2,053,344	—	—	—	2,053,344	2,053,344
Borrowings	—	26,196,006	—	208,024	26,404,030	25,997,403
Total Financial Liabilities	2,053,344	26,196,006	—	1,721,385	29,970,735	29,564,108

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The table below classifies the Bank’s financial instruments that were carried at fair value at 31 December 2025 and 31 December 2024 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Hierarchy of Financial Instruments at Fair Value Through Profit or Loss

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury Investments	6,053,081	4,297,348	633,511	599,695	2,322	2,347	6,688,914	4,899,390
Derivative Assets	46,576	42,396	733,487	814,422	10,175	6,501	790,238	863,319
Equity Participation	13,080	9,729	—	—	1,094,757	1,080,902	1,107,837	1,090,631
Total Financial Assets	6,112,737	4,349,473	1,366,998	1,414,117	1,107,254	1,089,750	8,586,989	6,853,340

Derivative Liabilities	—	—	1,886,540	1,866,033	241,351	187,311	2,127,891	2,053,344
Borrowings	22,899,982	17,456,616	6,858,619	7,731,318	1,183,823	1,008,072	30,942,424	26,196,006
Total Financial Liabilities	22,899,982	17,456,616	8,745,159	9,597,351	1,425,174	1,195,383	33,070,315	28,249,350

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to Regional Member Countries, private equity and corporate debt securities including some structured assets and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, as noted earlier, following the adoption of the expected credit loss model, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows.

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Debt Securities—Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares—Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied on the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (Level 3 hierarchy) between 31 December 2024 and 31 December 2025 was as follows.

Reconciliation of Level 3 Fair Value Balances

(UA thousands)

	Treasury Investment at FVTPL	Equity Investments at FVOCI	Derivative Assets	Derivative Liabilities	Borrowings
Balance at 1 January 2024	2,616	1,106,735	8,130	(113,438)	(1,043,652)
Gain/(Losses) recognized in income statement	(311)	—	(12,667)	(31,333)	34,823
Losses recognized in statement of comprehensive income	—	(66,135)	—	—	—
Purchases, issues and settlements (net)	(31)	4,141	4,018	1,462	10,787
Reclassification		—	138	(14,413)	(15,612)
Translation effects	73	36,161	211	(22,918)	5,582
Transfer between assets and liabilities	—	—	6,671	(6,671)	—
Balance at 31 December 2024	2,347	1,080,902	6,501	(187,311)	(1,008,072)

Balance at 1 January 2025	2,347	1,080,902	6,501	(187,311)	(1,008,072)
Gain/(Losses) recognized in income statement	91	—	(3,397)	(62,811)	32,828
Losses recognized in statement of comprehensive income	—	(69,429)	—	—	—
Purchases, issues and settlements (net)	—	25,533	5,179	(13,889)	(333,602)
Reclassification	(4)	—	(867)	6,155	132,222
Translation effects	(112)	57,751	(184)	19,448	(7,199)
Transfer between assets and liabilities	—	—	2,943	(2,943)	—
Balance at 31 December 2025	2,322	1,094,757	10,175	(241,351)	(1,183,823)

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Fair Value Hierarchy—Financial Assets and Financial Liabilities at Amortized Cost The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at 31 December 2025 and 31 December 2024 into three levels reflecting the observability of inputs in the fair measurements, with Level 1 as observable and Level 3 unobservable.

Fair Value Hierarchy of Financial Instruments at Amortized Cost

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury Investments
	9,258,661	8,266,885	1,914,692	552,547	—	—	11,173,353	8,819,432
Loans	—	—	—	—	25,772,509	23,691,207	25,772,509	23,691,207
Total Financial Assets	9,258,661	8,266,885	1,914,692	552,547	25,772,509	23,691,207	36,945,862	32,510,639
Borrowings	—	—	155,359	180,774	96,244	18,334	251,603	199,108
Total Financial Liabilities	—	—	155,359	180,774	96,244	18,334	251,603	199,108

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of financial instrument	Valuation approach	Key unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
Treasury Investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative Assets	Options model	Volatility of credit Counterparty credit risk “Own credit” risk	—
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative Liabilities	Discounted cash flow	Volatility of credit spreads	—
Borrowings	Consensus pricing	Offered quotes “Own credit”	—

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Significant Unobservable Inputs Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below.

Comparable Pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in Level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of Level 3 investments is sensitive to sources of pricing used.

Borrowing at FVTPL and Derivatives

The table below shows the effect of a parallel yield curve movement of +/– 1 bps of each of the currencies in the Level 3 borrowings and derivative portfolios as of 31 December 2025 and December 2024. The market experienced high interest rates during the year. As such, the sensitivity analysis for 31 December 2025 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

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Sensitivity Analysis for Level 3 Borrowings at FVTPL and Related Derivatives

(UA thousands)

	Upward Parallel Shift Gain/(Loss)		Downward Parallel Shift Gain/(Loss)
	2025	2024	2025	2024
Level 3 Borrowings at FVTPL and derivative portfolios	689	164	(398)	(21)

Day-One Gain or Loss—Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2025 and 31 December 2024 were made up as follows.

Movement in Day-One Gain
(UA thousands)

	2025	2024
Balance at 1 January	119,981	182,318
New transactions	6,115	(30,939)
Amounts recognized in income statement during the year	(20,868)	(29,100)
Translation effects	238	(2,298)
Balance	105,466	119,981

NOTE E—CASH AND BANK BALANCES

The Bank’s cash and bank details are as follows.

Summary of Cash and Bank Balances
(UA thousands)

	2025	2024
Balances with central banks	644,386	802,171
Balances with commercial banks and others	66,173	57,135
Total	710,559	859,306

NOTE F—TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations; time deposits; mortgage and asset-backed securities; funded risk participation programs; secured lending transactions; resale agreements; and related derivative instruments, including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA– or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations

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with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA– or above. All derivative transactions, including options, cross-currency and interest rate swaps, including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2025, the Bank had received collateral with fair value of UA 105 million (December 2024: UA 89 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable.”

The composition of Treasury Investments as at 31 December 2025 and 31 December 2024 was as follows.

Analysis of Treasury Investments Portfolio

(UA thousands)

	2025	2024
Treasury Investments at amortized cost	11,720,846	9,472,299
Provision for impairment	(3,671)	(347)
	11,717,175	9,471,952
Treasury Investments mandatorily measured at FVTPL	6,688,914	4,899,390
Total treasury investments	18,406,089	14,371,342

Treasury Investments as at 31 December 2025 included the amount of UA 728.38 million (2024: UA 589.67 million) funded by the proceeds of the Hybrid Capital.

Treasury Investments at Amortized Cost The analysis of Treasury Investments at amortized cost as at 31 December 2025 and 31 December 2024 is as follows.

Analysis of Treasury Investments at Amortized Cost by Currency

(UA millions)

	US Dollar		Euro		CNY		Other currencies		All currencies
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Time deposits	477.12	462.61	158.59	255.82	138.32	346.63	476.72	96.25	1,250.75	1,161.31
Asset-backed securities	2.32	2.42	—	—	—	—	—	—	2.32	2.42
Government and agency obligations	2,199.68	1,587.97	1,431.18	585.84	130.13	—	29.74	28.76	3,790.73	2,202.57
Financial institutions	331.11	393.25	258.24	183.18	—	—	—	—	589.35	576.43
Supranational	593.09	611.31	462.67	345.35	—	—	—	—	1,055.76	956.66
Total	3,603.32	3,057.56	2,310.68	1,370.19	268.45	346.63	506.46	125.01	6,688.91	4,899.39

The nominal value of Treasury Investments at amortized cost as of 31 December 2025 is UA 11,720.85 million (31 December 2024: UA 8,707.75). The average yield of treasury investments at amortized cost for the year ended 31 December 2025 was 2.48 percent (31 December 2024: 2.09 percent).

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The contractual maturity structure of Treasury Investments at amortized cost as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Treasury Investments at Amortized Cost

(UA millions)

	2025	2024
1 year or less	1,873.90	651.99
More than 1 year but less than 2 years	964.02	723.23
More than 2 years but less than 3 years	1,063.81	790.88
More than 3 years but less than 4 years	1,073.59	933.44
More than 4 years but less than 5 years	1,085.24	1,007.02
More than 5 years	5,660.29	5,365.74
Total	11,720.85	9,472.30

The fair value of Treasury Investments at amortized cost as of 31 December 2025 was UA 11,498.09 million (31 December 2024: UA 8,819.90 million). Treasury Investments at amortized costs include UA 728.38 million (31 December 2024: UA 573.89 million) funded with the proceeds of the Hybrid Capital.

Treasury Investments mandatorily measured at FVTPL

The analysis of Treasury Investments at FVTPL at 31 December 2025 and 31 December 2024 was as follows.

Analysis of Treasury Investments at FVTPL by Currency

(UA millions)

	US Dollar		Euro		CNY	Other currencies			All currencies
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Time deposits	477.12	462.61	158.59	255.82	138.32	346.63	476.72	96.25	1,250.75	1,161.31
Asset-backed securities	2.32	2.42	—	—	—	—	—	—	2.32	2.42
Government and agency obligations	2,199.68	1,587.97	1,431.18	585.84	130.13	—	29.74	28.76	3,790.73	2,202.57
Financial institutions	331.11	393.25	258.24	183.18	—	—	—	—	589.35	576.43
Supranational	593.09	611.31	462.67	345.35	—	—	—	—	1,055.76	956.66
Total	3,603.32	3,057.56	2,310.68	1,370.19	268.45	346.63	506.46	125.01	6,688.91	4,899.39

The nominal value of Treasury Investments mandatorily measured at FVTPL as of 31 December 2025 was UA 6,708.80 million (31 December 2024: UA 4,912.85 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 31 December 2025 was 3.14 percent (31 December 2024: 4.21 percent). The contractual maturity structure of Treasury Investments mandatorily measured at FVTPL as of 31 December 2025 and 31 December 2024 was as follows.

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Maturity Structure of Treasury Investments at FVTPL

(UA millions)

	2025	2024
1 year or less	2,928.50	1,966.25
More than 1 year but less than 2 years	853.00	548.15
More than 2 years but less than 3 years	1,516.81	1,355.22
More than 3 years but less than 4 years	354.64	872.06
More than 4 years but less than 5 years	1,033.64	155.30
More than 5 years	2.32	2.41
Total	6,688.91	4,899.39

Treasury Investments at FVTPL include zero investment (31 December 2024: UA 15.78 million) funded with the proceeds of the Hybrid Capital.

NOTE G—DERIVATIVE FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 31 December 2025 and 31 December 2024 were as follows.

Fair Value of Derivative Financial Assets and Financial Liabilities

(UA thousands)

	2025 Assets	Liabilities	2024 Assets	Liabilities
Borrowings-related:
Cross-currency swaps	366,333	1,700,013	572,352	1,491,344
Interest rate swaps	138,822	323,804	27,139	550,924
Loan swaps	238,507	102,674	221,432	7,235
	743,662	2,126,491	820,923	2,049,503
Investments-related:
Asset swaps	—	1,400	—	3,841
Futures and others	46,576	—	42,396	—
	46,576	1,400	42,396	3,841
Total	790,238	2,127,891	863,319	2,053,344

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The notional amounts of derivative financial assets and liabilities as at 31 December 2025 and 31 December 2024 were follows.

Notional Amounts for Derivative Instruments

(UA thousands)

	2025	2024
Borrowings-related:
Cross-currency swaps	16,417,979	14,437,641
Interest rate swaps	22,672,532	17,122,890
Loan swaps	3,420,600	2,879,474
	42,511,111	34,440,005
Investments-related:
Asset swaps	(2,919)	(84,987)
	(2,919)	(84,987)
Total	42,508,192	34,355,018

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2025, the Bank had futures with a notional value of EUR 24,264 million (UA 20,818 million) (2024: EUR 1,408 million, UA 1,122 million), USD 19,686 million (UA 14,375 million) (2024: USD 12,885 million, UA 9,880 million) and GBP 225 million (UA 221 million) (2024: GBP 303 million, UA 292 million).

The carrying values of the Euro, US Dollar and GBP futures was a market value of EUR 0.67 million (UA 0.57 million) (2024: EUR 15.58 million, UA 12.41 million), a market value of USD 13.43 million (UA 9.81 million) (2024: negative USD 7.08 million, UA 5.43 million) and a market value GBP 0.12 million (UA 0.12 million) (2024: negative GBP 0.35 million, UA 0.33 million), respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2025, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

Fair Value Hedge

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in the income statement. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in the income statement.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2025 was an asset of UA 129.20 million (December 2024: UA 206.95 million).

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The fair value loss on these loan swaps for the year ended 31 December 2025 was UA 89.21 million (December 2024: UA 60.07 million). The fair value gain on the hedged loans attributable to the hedged risk was UA 91.41 million (December 2024: gain of UA 59.26 million). Therefore, the hedge effectiveness recognized in the income statement was a gain of UA 2.20 million (December 2024: loss of UA 0.81 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2025, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 0.55 million (December 2024: gain of UA 1.73 million).

Cash Flow Hedge

The Bank issued hybrid capital instruments in 2024 and 2025 and invested the proceeds in certain types of bonds over an interim period of time. The transaction was a forecast purchase of bonds (using derivatives) with interest rate risk exposure between when the hybrid capital (is issued and) proceeds are received, and when bonds are purchased over an interim forecast or future period (of up to 3 months) to construct a dedicated bond portfolio.

To mitigate interest rate and income statement volatility during the interim period, the Bank applied cash flow hedge accounting using bonds futures. The table below shows the movement and closing balance on the cash flow hedge reserve and amounts transferred to income statement as reclassification adjustments.

Movement in Cash Flow Hedge Reserve

(UA thousands)

	2025	2024
Fair value losses from hedging instrument	10,705	11,568
Reclassification to income statement	(1,129)	(863)
Net fair value losses in cash flow hedge reserve	9,576	10,705

NOTE H—LOANS AND GUARANTEES

Loans The Bank’s loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms—that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank can mobilize co-financing by transferring some or all the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

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The Bank also offers its RMCs local currency loans if the Bank can fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost- pass-through” principle to ensure that the overall cost of funds is compensated.

At 31 December 2025 and 31 December 2024, outstanding loans were as follows.

Summary of Outstanding Loan Balance

(UA thousands)

	2025	2024
Outstanding balance of loans—gross	26,295,874	24,191,757
Provision for impairment	(523,365)	(500,550)
Total outstanding loans	25,772,509	23,691,207

Classification of Loans At 31 December 2025 and 31 December 2024, the carrying values of net outstanding loans were as follows.

Classification of Loans by Type

(UA thousands)

	2025	2024
Loans at amortized cost
Fixed rate loans	3,724,259	3,349,440
Floating rate loans	22,431,550	20,695,230
Variable rate loans	140,065	147,087
Gross loans	26,295,874	24,191,757
Provision for impairment	(523,365)	(500,550)
Total outstanding loans	25,772,509	23,691,207

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement when it happens.

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Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Loan Portfolio

(UA millions)

		2025		2024
Periods	Fixed rate	Floating rate	Variable rate	Total	Total
1 year or less	451.65	1,765.32	140.07	2,357.04	2,183.83
More than 1 year but less than 2 years	267.98	1,796.55	—	2,064.53	1,928.39
More than 2 years but less than 3 years	322.94	1,892.71	—	2,215.65	2,005.91
More than 3 years but less than 4 years	341.93	1,762.40	—	2,104.33	2,030.05
More than 4 years but less than 5 years	313.73	1,566.73	—	1,880.46	1,926.00
More than 5 years	2,026.03	13,647.83	—	15,673.86	14,117.58
Gross outstanding loans	3,724.26	22,431.54	140.07	26,295.87	24,191.76

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Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 were as follows.

Currency Composition by Loan Type (UA millions)

			2025		2024
			Amount	%	Amount	%
Fixed rate:	Multi- currency	Euro	—		—
		Japanese Yen	—		—
		Pound Sterling	—		—
		Swiss Franc	—		—
		US Dollar	59.82		62.82
			59.82	0.23	62.82	0.26
	Single currency	Euro	994.40		958.08
		Japanese Yen	—		—
		South African Rand	615.90		375.36
		US Dollar	364.10		377.20
		Others	—		—
			1,974.40	7.51	1,710.64	7.07
	Structured products	Euro	1,398.20		1,367.11
		US Dollar	78.86		—
		South African Rand	212.98		208.87
			1,690.04	6.43	1,575.98	6.51
Floating rate:	Single currency	Euro	2,307.15		2,573.88
		Pound Sterling	—		—
		Japanese Yen	—		—
		South African Rand	1,082.04		843.80
		US Dollar	4,418.40		4,943.18
		Others	—		—
			7,807.59	29.69	8,360.86	34.56
	Structured product	Euro	7,844.96		6,352.49
		Japanese Yen	6.45		2.01
		US Dollar	6,018.24		5,300.46
		South African Rand	754.31		679.41
			14,623.96	55.61	12,334.37	50.99
Variable rate:	Multi- currency	US Dollar	140.07		147.09
			140.07	0.53	147.09	0.61
Gross outstanding loans			26,295.87	100.00	24,191.76	100.00

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2025 was 5.15 percent (31 December 2024: 6.08 percent).

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A comparative summary of the composition of gross outstanding loans by currency at 31 December 2025 and 31 December 2024 were as follows.

Currency Composition of Loan Portfolio
(UA millions)

	2025		2024
	Amount	%	Amount	%
Euro	12,544.71	47.71	11,251.56	46.51
Japanese Yen	6.45	0.02	2.01	0.01
South African Rand	2,665.23	10.14	2,107.44	8.71
US Dollar	11,079.48	42.13	10,830.75	44.77
Gross outstanding loans	26,295.87	100.00	24,191.76	100.00

Reconciliation of ECLs on Loan Principal and Undisbursed Loans

The movements in the accumulated provision for impairment on the outstanding loan principal for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Loans

(UA thousands)

	2025	2024
Balance as at 1 January	500,550	727,776
Provisions/(Write-back) on impairment on loan principal and undisbursed loans for the year (net)	22,815	(13,642)
Loans written off	—	(213,584)
Net balance	523,365	500,550

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans (including undisbursed loans). During the year ended 31 December 2025, impairment provision on private sector loans (including undisbursed loans) amounted to UA 15.06 million (2024: writeback of UA 167.64 million) while impairment for sovereign loans (including undisbursed loans) amounted to a provision of UA 7.75 million (2024: write-backs of UA 59.27 million). The accumulated provisions on private sector loans at 31 December 2025 amounted to UA 306.81 million (2024: UA 291.75 million) while accumulated provisions on public sector loans amounted to UA 216.55 million (2024: UA 208.80 million).

ECLs on Stage 3 Loan Principal

At 31 December 2025, outstanding loans with an aggregate principal balance of UA 568.80 million (31 December 2024: UA 482.68 million), of which UA 263.91 million (31 December 2024: UA 241.47 million) was overdue and credit impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Impaired Loans

(UA thousands)

	2025	2024
Outstanding balance on impaired loans	568,798	482,681
Provision for impairment (stage 3 only)	(302,853)	(279,386)
Net balance on impaired loans	265,945	203,295

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Accounts Receivable Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2025 and 31 December 2024 were as follows.

Summary of Accounts Receivable

(UA thousands)

	2025	2024
Accrued income and charges receivable on loans	909,489	952,194
Provision for impairment	(202,411)	(196,540)
Total	707,078	755,654
Other accounts receivable:
Accrued and other similar receivables	715,904	723,342
Staff receivables	70,717	76,960
Other receivables	127,942	87,730
Prepayment	4,604	4,575
Sub-total	919,167	892,607
Total accounts receivable	1,626,245	1,648,261

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Charges Receivable

(UA thousands)

	2025	2024
Balance at 1 January	196,540	231,000
Provisions on impairment on loan charges for the year (net)	5,871	4,170
Loans written off	—	(38,630)
Net balance	202,411	196,540

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2025, an impairment provision was made on interest and charges receivable on private sector loans in the amount of UA 8.34 million (31 December 2024: write-back of UA 41.05 million), while impairment provision on interest and charges receivable on public sector loans was a write-back of UA 2.46 million (2024: provision of UA 6.58 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December amounted to UA 37.68 million (31 December 2024: UA 29.34 million) while accumulated provisions on interest and charges receivables on public sector loans amounted to UA 164.74 million (31 December 2024: UA 167.20 million).

ECLs on Stage 3 Charges Receivable

At 31 December 2025, outstanding charge receivable has an aggregate balance of UA 412.94 million (31 December 2024: UA 399.23 million).

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The gross amounts of charge receivable that were impaired and their cumulative impairment at 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Impaired Charges Receivable

(UA thousands)

	2025	2024
Outstanding balance on impaired receivable	412,944	399,228
Net provision for impairment on loan principal for the year	(194,003)	(183,948)
Net balance on stage 3 charges receivable	218,941	215,280

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2025, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 44 million (31 December 2024: UA 53.41 million).

Also, the Bank provides repayment guarantees to entities within its Regional Member Countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 31 December 2025 amounted to UA 1,507.53 million (31 December 2024: UA 1,026.30 million), of which UA 90.10 million (31 December 2024: UA 59.50 million) is related to trade finance as at 31 December 2025.

The accumulated ECL calculated on the guarantees issued by the Bank as at 31 December 2025 was UA 16.60 million (31 December 2024: UA 5.88 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs (see additional details in Note C).

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2025, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 539.41 million (31 December 2024: UA 549.26 million).

The total cost of BSO coverage for the year ended 31 December 2025 was UA 12.18 million (2024: UA 13.84 million).

NOTE I—EQUITY PARTICIPATIONS

Investment in ADF

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

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The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the African Development Bank. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by staff time spent on individual entity’s work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2025 amounted to UA 249.61 million (31 December 2024: UA 256.15 million), representing 50.33 percent (December 2024: 51.28 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the AfDB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2025, the Bank’s pro-rata or economic share in ADF was 0.30 percent (31 December 2024: 0.31 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF or rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank’s Financial Statements.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries, and particularly the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid- in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the year ended 31 December 2025, dividend income decreased by UA 1.41 million (6.97 percent) to UA 18.81 million from UA 20.22 million in December 2024.

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The Bank’s equity interests at the end of 2025 and 31 December 2024 are summarized below.

Composition of Equity Participation

(UA thousands)

Institutions	Callable capital	2025	2024
Investment in ADF		111,741	111,741
Accumulated share of profit/(loss) and impairment on 1 January		(49,895)	(49,902)
Share of gains on equity accounted investments for the year		155	282
Write-back/(Impairment) for the year		853	(275)
		62,854	61,846
DIRECT INVESTMENTS
Development finance institutions
Africa Finance Corporation (AFC)	—	51,973	50,169
Africa Prudential PLC	—	235	161
Africa50—Project Development	6,837	2,182	1,557
Africa50—Project Finance	18,243	64,011	62,843
Africa50 IAF	11,841	2,107	458
African Export and Import Bank (AFREXIM)	19,809	100,203	96,794
African Guarantee Fund (AGF)	—	14,092	14,873
Central African Development Bank (BDEAC)	2,354	4,754	2,267
Development Bank of Nigeria	—	24,149	19,479
East African Development Bank (EADB)	10,222	20,397	19,723
Eastern and Southern African Trade and Development Bank (PTA)	54,911	139,944	145,054
Great Lakes Development Bank (BDEGL)	1,000	3,583	3,462
Shelter Afrique (SHAF)	—	7,557	7,935
United Capital PLC	—	1,790	641
West African Development Bank (BOAD)	12,896	16,741	6,080
	138,113	453,718	431,496
Commercial banks
United Bank for Africa	—	10,897	8,789
	—	10,897	8,789
Microfinance institutions
AB Microfinance Bank Nigeria Limited	—	518	396
Access Bank Liberia Limited	—	1,370	1,199
Access Bank Tanzania Limited	5	69	75
	5	1,957	1,670
Insurance
Africa Trade Insurance Agency	—	20,290	18,824
Africa-Re	—	70,715	68,291
CICA-RE	3	8,021	6,121
Eastern and Southern African Reinsurance Company (ZEP-RE)	—	34,448	31,356
Dhamana Guarantee Company Limited	2,191	4,874	5,368
	2,194	138,348	129,960
Real sectors companies
Kukuza Project Development Company	2,351	—	—
Afriland Properties PLC	—	159	138
	2,351	159	138
TOTAL DIRECT INVESTMENTS	142,663	605,079	572,053
FUNDS
Adiwale	998	7,888	6,542
ADP III	2,250	20,765	10,003
AFIG Fund II LP	1,468	8,689	8,251
Africa Capital Works Holdings	2,851	13,033	13,325
Africa Forestry Fund II Limited	993	10,357	10,965
AfricaGoGreen Fund	2,914	4,351	3,254
Africa Health Fund LLC	2,225	40	42
Africa Joint Investment Fund (AJIF—CITADEL)	253	—	—
Africa Renewable Energy Fund L.P	—	2,383	3,400
African Agriculture Fund LLC (AAF)	537	3,637	4,952
African Domestic Bond Fund	8,762	6,574	6,587
African Infrastructure Investment Fund	8,684	5,791	5,090
African Infrastructure Investment Fund 2 (AIIF2)	1,938	6,158	5,475
African Infrastructure Investment Fund 2 (AIIF3)	—	25,192	25,597
AfricInvest FIVE	—	15,680	13,552
AfricInvest Fund 2 (AFRICINVEST2)	—	—	515
AfricInvest Fund 3 (AFRICINVEST3)	—	9,239	9,531
AFS LP	934	5,611	10,351
AGIA PD FUND LP	7,071	232	—
Agri-Vie Fund (AGRIVIE)	—	2,207	2,650
AIF	—	14,001	14,636
Alitheia IDF Fund	1,004	7,318	5,441
APIS Growth Fund I Africa LP	5,983	6,580	14,012
Arch African Renewable Power Fund LP(ARPF)	4,999	12,617	10,842
ARCH Cold Chain Solutions East Africa F	2,230	3,109	4,964

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Institutions	Callable capital	2025	2024
Argan Infrastructure Fund (ARGAN)	1,777	2,402	2,285
Arm-Harith Infrastructure Investments Limited	35	10,486	10,109
Atlantic Coast Regional Fund (ACRF)	2,667	2,170	1,645
Aureos Africa Fund (AUREOS)	2,581	340	361
Azur Innovation Fund	767	2,538	1,424
BluePeak Private Capital Fund	1,803	4,968	7,636
BOOST PAF I	155	8,030	11,330
Business Partners International Southern Africa SME Fund	1,110	978	1,117
Carlyle Sub-Saharan Africa Fund (CSSAF)	710	17,734	22,025
Catalyst Fund (CATALYST)	4	—	402
Catalyst II	408	2,874	3,010
Cathay Africinvest Innovation Fund LLC	1,697	2,572	879
Cauris Croissance II Fund	978	563	636
Construction Equity Fund(CEF)	6,817	21,395	18,377
ECP Africa Fund 4 (ECP4)	—	11,298	10,138
ECP Africa Fund 3 (ECP3)	—	5,421	6,575
Eight Miles LLP	—	783	2,392
Enko Africa Private Equity Fund	2,420	38	295
Evolution III	10,172	4,058	2,568
Evolution Fund II (Mauritius) LP	2,615	13,375	14,156
Evolution One Fund (EVOLUTION ONE)	56	124	143
FEI-OGEF LP	167	3,875	3,890
FEI Ongrid	4,964	22,958	16,250
Fund for Agricultural Finance in Nigeria (FAFIN)	117	1,640	1,705
GEF Africa Sustainable Forestry Fund (GEF)	—	5,418	6,376
GroFin Africa Fund (GROFIN)	2,021	—	—
Helios Investors II Fund (HELIOS2)	240	2,150	7,399
I & P Afrique Entrepreneurs	420	1,812	2,000
I & P Afrique Entrepreneurs II LP	1,592	3,062	3,046
Investment Fund for Health in Africa (IFHA)	307	361	433
IPDEV II	775	2,529	2,320
Janngo Start Up Fund Senior	884	4,187	1,830
Kibo Fund II	—	3,272	6,808
Maghreb Private Equity Fund 3 (MPEF4)	1,541	7,741	13,731
Maghreb Private Equity Fund 3 (MPEF3)	680	261	4,415
Mediterrania Capital Fund III	638	4,222	13,723
Mediterrania Capital IV	6,480	7,437	—
Metier Sustainable Capital International Fund II L	2,723	14,045	11,692
Moringa Mauritius Africa	1,350	306	2,169
Nigeria Infrastructure Debt Fund	1	2,175	2,098
Partech Africa Fund II	3,227	2,178	543
Pan African Housing Fund (PAHF)	947	321	375
Pan African Infrastructure Development Fund 1 (PAIDF1)	—	4,120	6,375
Pan African Infrastructure Development Fund 2 (PAIDF2)	16,112	—	3,029
Pembani Remgro Infrastructure Fund II	11,919	1,999	2,252
PHATISA	2,295	3,551	5,403
RH Africa Fund	6,926	3	3
Seedstars Africa Ventures I VC Fund	2,870	2,604
Shore Capital Fund III	3,233	6,325	6,933
TIDE AFRICA LP FUND	—	1,761	3,603
TIDE Africa II LP	2,889	2,483	1,763
Uhuru Growth Fund	1,831	3,935	3,556
VEROD	362	9,264	8,774
West Africa Emerging Markets Fund (WAEMF)	254	2,728	2,098
Yeelen Financial Fund	825	7,582	4,659
TOTAL FUNDS	171,456	439,904	456,731
TOTAL DIRECT INVESTMENT AND FUNDS	314,119	1,044,983	1,028,784
GRAND TOTAL	314,119	1,107,837	1,090,631

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2025 amounted to UA 873.03 million (2024: UA 886.67 million).

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NOTE J—PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

At 31 December 2025 and 31 December 2024, the Bank’s property, equipment and intangible assets were as follows.

Property, Equipment and Intangible Assets

(UA thousands)

2025

	Land	Capital work in progress	Building & improve- ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer & software	Property, equipment & intangible assets
Cost:
Balance at 1 January	1,168	6,850	105,086	84,886	111,224	21,055	330,269	54,227	384,496
Transfer		(1,583)	989	—	594	—	—	—	—
Additions during the year	—	3,956	312	3,993	2,671	970	11,902	1,089	12,991
Disposals during the year	—	—	(97)	—	(29,177)	(2,598)	(31,872)	(22,093)	(53,965)
Balance at 31 December	1,168	9,223	106,290	88,879	85,312	19,427	310,299	33,223	343,522
Accumulated depreciation:
Balance at 1 January	—	—	83,070	61,510	100,495	19,748	264,823	52,150	316,973
Depreciation during the year	—	—	2,739	9,014	4,308	618	16,679	2,112	18,791
Disposals during the year	—	—	(97)	—	(29,168)	(2,583)	(31,848)	(22,093)	(53,941)
Balance at 31 December	—	—	85,712	70,524	75,635	17,783	249,654	32,169	281,823
NBV: 31 December	1,168	9,223	20,578	18,355	9,677	1,644	60,645	1,054	61,699

2024

	Land	Capital work in progress	Building & improve- ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer & software	Property, equipment & intangible assets
Cost:
Balance at 1 January	1,168	5,873	103,664	70,452	108,445	20,811	310,413	52,353	362,766
Transfer		(1,529)	1,205	—	324	—	—	—	—
Additions during the year	—	2,506	217	14,434	4,598	575	22,330	1,909	24,239
Disposals during the year	—	—	—	—	(2,143)	(331)	(2,474)	(35)	(2,509)
Balance at 31 December	1,168	6,850	105,086	84,886	111,224	21,055	330,269	54,227	384,496
Accumulated depreciation:
Balance at 1 January	—	—	65,885	52,588	97,770	19,475	235,718	48,920	284,638
Depreciation during the year	—	—	17,185	8,922	4,860	604	31,571	3,264	34,835
Disposals during the year	—	—	—	—	(2,135)	(331)	(2,466)	(34)	(2,500)
Balance at 31 December	—	—	83,070	61,510	100,495	19,748	264,823	52,150	316,973
NBV: 31 December	1,168	6,850	22,016	23,376	10,729	1,307	65,446	2,077	67,523

* Included in the building and improvement is the carrying amount (cost and accumulated depreciation) of the headquarters (HQ) building which management decided to discontinue use (accelerated depreciation), due to the reassessment of its useful life to zero.

Gains/Losses on Disposal of Property and Equipment

(UA thousands)

	2025	2024
Cost (see Note J)	53,965	2,509
Accumulated depreciation (see Note J)	(53,941)	(2,500)
Net book value	24	9
Sales proceeds	111	54
Gains on disposal of property and equipment (Note O)	87	45

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The table below shows the carrying amounts of the right-of-use assets and lease liabilities and the movements during the year.

Movement in Right-of-Use Assets and Lease Liabilities

(UA thousands)

	Right of Use Asset	Lease Liabilities
As at 1 January 2024	17,864	16,694
Additions	14,434	15,645
Depreciation expense	(8,922)	—
Payments	—	(10,378)
As at 31 December 2024	23,376	21,961
Additions	3,993	5,206
Depreciation expense	(9,014)	—
Payments	—	(10,250)
As at 31 December 2025	18,355	16,917

NOTE K—BORROWINGS

As at 31 December 2025 and 31 December 2024, the Bank’s borrowings were as follows.

Analysis of Borrowing Portfolio

(UA thousands)

	2025	2024
Borrowings at fair value	30,942,424	26,196,006
Borrowings at amortized cost	262,365	208,024
Total	31,204,789	26,404,030

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A– or better. The Bank’s usable capital at 31 December 2025 was UA 73.97 billion (31 December 2024: UA 68.10 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost- saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

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A summary of the Bank’s borrowings portfolio at 31 December 2025 and 31 December 2024 is as follows.

Borrowings and Swaps at 31 December 2025

(UA millions)

		Direct borrowings				Currency swap agreements (a)			Interest rate swaps
Currency	Rate type	Carried at fair value	Carried at amortized cost	Weighted average cost(b) (%)	Weighted average maturity (years)	Amount (payable)/ receivable	Weighted average cost(b) (%)	Average maturity (years)	Notional amount payable/ (receivable)	Weighted average cost(b) (%)	Average maturity (years)
Euro	Fixed	6,157.06	—	1.79	2.76	—	—	—	—	—	—
		—	—	—	—	231.00	1.37	9.12	6,181.06	1.30	2.63
	Adjustable	—	—	—	—	(7,891.75)	2.13	1.89	(6,181.06)	2.09	2.63
		—	—	—	—	—	—	—	—	—	—
GBP	Fixed	2,176.24		3.34	1.61	—	—	—	—	—	—
		—	—	—	—	2,161.52	3.31	1.60	—	—	—
	Adjustable	—	—	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—	—	—
Japanese Yen	Fixed	658.70	40.85	0.53	17.00	—	—	—	—	—	—
		—	—	—	—	918.13	0.61	18.14	—	—	—
	Adjustable	209.14	—	3.98	2.27	(8.76)	0.25	4.62	(7.94)	0.22	0.36
		—	—	—	—	229.62	3.78	5.11	7.94	2.83	0.36
US Dollar	Fixed	16,105.49	—	5.17	2.22	—	—	—	—	—	—
		—	—	—	—	1,168.31	4.02	1.16	14,983.79	5.12	2.42
	Adjustable	37.02	—	3.96	1.35	(5,987.94)	4.31	6.40	(15,026.50)	4.44	2.42
		—	—	—	—	5,754.11	4.35	2.58	37.24	3.92	1.35
Others	Fixed	5,055.94	79.43	2.63	3.71	—	—	—	—	—	—
		—	—	—	—	5,023.41	2.72	3.85	1,462.50	0.37	19.13
	Adjustable	542.83	141.63	4.54	5.12	(3,048.34)	7.05	2.81	(395.37)	7.02	14.78
		—	—	—	—	931.88	3.47	6.60	—	—	—
Total	Fixed	30,153.43	120.28	3.81	2.88	—	—	—	—	—	—
						9,502.38	2.78	4.51	22,627.35	3.77	3.56
	Adjustable	788.99	141.63	4.39	4.31	(16,936.78)	3.79	3.65	(21,610.87)	3.82	2.71
		—	—	—	—	6,915.60	4.21	3.21	45.18	3.73	1.18
Principal at face value		30,942.42	261.91	3.83	2.92	—	—	—	1,061.66	—	—
Net unamortized premium/(discount)		—	0.45	—	—	1,195.77	—	—	138.75	—	—
		30,942.42	262.36	3.83	2.92	1,195.77	—	—	1,200.41	—	—
Fair valuation adjustment		—	—	—	—	(2,529.45)	—	—	(1,015.43)[c]	—	—
Total		30,942.42	262.36	3.83	2.92	(1,333.68)	—	—	184.98	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2025 was UA 30,942.42 million and the estimated fair value was UA 31,141.53 million.

(a)       Currency swap agreements include cross-currency interest rate swap.

(b)       The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2025.

(c)       These amounts are included in derivative assets and liabilities on the balance sheet. Slight differences may occur in totals due to rounding.

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Borrowings and Swaps at 31 December 2024

(UA millions)

		Direct borrowings			Currency swap agreements (a)			Interest rate swaps
Currency	Rate type	Carried at fair value	Carried at amortized cost	Weighted average cost(b) (%)	Weighted average maturity (years)	Amount (payable)/ receivable	Weighted average cost(b) (%)	Average maturity (years)	Notional amount payable/ (receivable)	Weighted average cost(b) (%)	Average maturity (years)
Euro	Fixed	4,919.37	—	1.16	3.53	—	—	—	—	—	—
		—	—	—	—	216.85	1.38	9.51	4,983.85	1.13	3.32
	Adjustable	—	—	—	—	(6,436.62)	3.52	2.17	(4,983.85)	3.55	3.32
		—	—	—	—	—	—	—	—	—	—
GBP	Fixed	1,587.89	—	1.75	0.91	—	—	—	—	—	—
		—	—	—	—	1,635.37	1.72	0.90	—	—	—
	Adjustable	—	—	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—	—	—
Japanese Yen	Fixed	810.72	38.91	0.52	30.16	—	—	—	—	—	—
		—	—	—	—	979.55	0.61	30.56	—	—	—
	Adjustable	222.06	—	3.87	2.49	(8.89)	(0.24)	5.64	(10.77)	0.07	0.41
		—	—	—	—	233.24	3.68	5.76	10.77	2.62	0.41
US Dollar	Fixed	13,357.81	—	3.11	2.31	—	—	—	—	—	—
		—	—	—	—	1,226.87	4.02	2.17	12,521.91	3.01	2.33
	Adjustable	76.45	—	4.50	1.26	(6,038.77)	5.09	9.48	(12,605.02)	5.12	2.32
			—	—	—	4,389.30	4.96	2.74	81.28	4.45	1.31
Others	Fixed	4,762.74	74.62	2.80	3.63	—	—	—	—	—	—
		—	—	—	—	4,908.51	2.81	4.11	1,371.59	0.31	20.27
	Adjustable	458.95	95.01	4.21	5.11	(2,084.62)	7.14	2.99	(335.67)	8.08	15.92
			—	—	—	847.95	2.99	7.06	—	—	—
Total	Fixed	25,438.54	113.52	2.51	3.63	—	—	—	—	—	—
		—	—	—	—	8,967.16	2.50	6.28	18,877.35	2.32	3.89
	Adjustable	757.47	95.01	4.15	4.08	(14,568.89)	4.69	5.32	(17,935.30)	4.74	2.85
		—	—	—	—	5,470.49	4.60	3.53	92.05	4.23	1.21
Principal at face value		26,196.01	208.53	2.56	3.65	(131.24)	—	—	1,034.10	—	—
Net unamortized premium/(discount)		—	(0.51)	—	—	1,122.02	—	—	131.47	—	—
		26,196.01	208.02	2.56	3.65	990.78	—	—	1,165.57	—	—
Fair valuation adjustment		—	—	—		(1,904.16)	—	—	(1,689.35)	—	—
Total		26,196.01	208.02	2.56	3.65	(913.38)	—	—	(523.78)	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2024 was UA 26,196.01 million and the estimated fair value was UA 26,395.11 million.

(a)       Currency swap agreements include cross-currency interest rate swap.

(b)       The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2024.

(c) These amounts are included in derivative assets and liabilities on the balance sheet. Slight differences may occur in totals due to rounding.

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The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2025 was as follows.

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	6,862.25	448.96	7,311.21
More than 1 year but less than 2 years	6,520.78	316.90	6,837.68
More than 2 years but less than 3 years	7,098.61	198.28	7,296.89
More than 3 years but less than 4 years	3,798.40	137.33	3,935.73
More than 4 years but less than 5 years	2,726.88	1.29	2,728.17
More than 5 years	2,780.02	52.72	2,832.74
Total	29,786.94	1,155.48	30,942.42

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	30.56	—	30.56
More than 1 year but less than 2 years	106.90	—	106.90
More than 2 years but less than 3 years	34.08	—	34.08
More than 3 years but less than 4 years	49.52	—	49.52
More than 4 years but less than 5 years	—	—	—
More than 5 years	40.85	—	40.85
Subtotal	261.91	—	261.91
Net unamortized premium and discount	0.45	—	0.45
Total	262.36	—	262.36

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2024 was as follows.

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	2,995.29	420.90	3,416.19
More than 1 year but less than 2 years	6,341.94	218.68	6,560.62
More than 2 years but less than 3 years	6,394.97	135.57	6,530.54
More than 3 years but less than 4 years	3,900.59	111.92	4,012.51
More than 4 years but less than 5 years	3,651.86	99.01	3,750.87
More than 5 years	1,880.88	44.40	1,925.28
Total	25,165.53	1,030.48	26,196.01

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Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	60.19	—	60.19
More than 1 year but less than 2 years	17.63	—	17.63
More than 2 years but less than 3 years	69.49	—	69.49
More than 3 years but less than 4 years	7.82	—	7.82
More than 4 years but less than 5 years	8.91	—	8.91
More than 5 years	44.49	—	44.49
Subtotal	208.53	—	208.53
Net unamortized premium and discount	(0.51)	—	(0.51)
Total	208.02	—	208.02

The fair value of borrowings carried at fair value through profit or loss at 31 December 2025 was UA 30,942.42 million (December 2024: UA 26,196.01 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2025 was UA 33,495.81 million (December 2024: UA 29,154.12 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 87.73 million on borrowings, related derivatives and others for the year ended 31 December 2025 (31 December 2024: a loss of UA 7.81 million). The fair value movement attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended 31 December 2025 was a loss of UA 76.37 million (31 December 2024: a gain of UA 24.21 million).

Fair value movements attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for AfDB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2025, the cumulative unrealized fair value losses to date were UA 480.26 million (December 2024: UA 111.94 million).

NOTE L—ACCOUNTS PAYABLE

Accounts payable for the year ended 31 December 2025 and 31 December 2024 consist of:

Analysis of Accounts Payable

(UA thousands)

	2025	2024
Accrued financial charges:
Accrued interest on borrowings	406,918	293,409
Accrued interest payable on cross currency swaps	433,591	510,596
Accrued interest on lease liabilities	87	113
Sub-total	840,596	804,118
Other accounts payables	778,001	709,243
Total accounts payable	1,618,597	1,513,361

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NOTE M—EQUITY

Equity is composed of capital and reserves. These are further detailed as follows.

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase in the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country’s payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88,125,360,000 to preserve the Bank’s lending capacity. This approval increased the Bank’s authorized capital from UA 152,034,360,000 to UA 240,159,720,000.

The Bank’s capital as at 31 December 2025 and 31 December 2024 was as follows.

Composition of Paid-In Capital

(UA thousands)

	2025	2024
Capital Authorized (in shares of UA 10 000 each)	240,159,720	240,159,720
Less: Unsubscribed	(64,051,046)	(76,654,919)
Subscribed Capital	176,108,674	163,504,801
Less: Callable Capital	(166,209,110)	(153,532,422)
Paid-up Capital	9,899,564	9,972,379
Shares to be issued upon payment of future installments	(1,885,081)	(2,439,487)
Add: Amounts paid in advance	621	585
Capital	8,015,104	7,533,477

Included in the authorized data for 31 December 2025 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (“former Yugoslavia”).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain

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conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2025 were as follows.

Statement of Subscriptions by Member Countries and Voting Power

(UA thousands)

Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
1 Algeria	776,309	4.456	421,402	7,341,680	776,934	5.343
2 Angola	142,552	0.818	71,797	1,353,722	131,788	0.906
3 Benin	30,707	0.176	14,692	292,390	31,332	0.215
4 Botswana	113,181	0.650	86,675	1,045,130	113,806	0.783
5 Burkina Faso	60,055	0.345	29,233	571,330	60,680	0.417
6 Burundi	28,312	0.163	13,272	269,846	28,937	0.199
7 Cabo Verde	7,962	0.046	4,381	75,250	7,976	0.055
8 Cameroon	226,881	1.302	52,575	2,216,251	127,094	0.874
9 Central African Republic	4,675	0.027	1,975	44,782	5,003	0.034
10 Chad	8,817	0.051	4,301	83,880	9,442	0.065
11 Comoros	1,053	0.006	680	9,856	1,631	0.011
12 Republic of the Congo	50,583	0.290	26,004	479,840	47,041	0.323
13 Côte d’Ivoire	558,505	3.206	263,015	5,322,050	558,739	3.842
14 Democratic Republic of Congo	219,225	1.258	66,808	2,125,445	203,275	1.398
15 Djibouti	1,213	0.007	1,517	10,610	1,838	0.013
16 Egypt	1,480,375	8.497	507,045	14,296,720	926,230	6.369
17 Equatorial Guinea	9,588	0.055	7,969	87,912	10,213	0.070
18 Eritrea	4,548	0.026	3,306	42,182	5,173	0.036
19 Eswatini	16,441	0.094	11,825	152,594	17,066	0.117
20 Ethiopia	363,184	2.085	100,025	3,531,830	222,814	1.532
21 Gabon	66,219	0.380	56,747	605,468	66,844	0.460
22 Gambia	17,304	0.099	6,823	166,240	16,801	0.116
23 Ghana	308,834	1.773	138,101	2,950,211	309,459	2.128
24 Guinea	53,630	0.308	22,325	513,990	51,091	0.351
25 Guinea Bissau	984	0.006	990	8,860	1,609	0.011
26 Kenya	180,161	1.034	82,734	1,718,880	180,677	1.242
27 Lesotho	13,155	0.076	6,992	124,570	13,780	0.095
28 Liberia	26,294	0.151	12,247	250,711	26,919	0.185
29 Libya	508,758	2.920	200,282	4,887,307	307,593	2.115

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Member states	Total shares	% of total shares	Amount paid	Callable capital	% Number of votes	of total voting power
30 Madagascar	94,554	0.543	43,488	902,000	95,179	0.654
31 Malawi	42,934	0.246	18,942	410,410	43,559	0.300
32 Mali	25,444	0.146	20,487	233,957	26,069	0.179
33 Mauritania	7,732	0.044	5,152	72,185	8,357	0.057
34 Mauritius	94,566	0.543	56,737	888,860	95,191	0.655
35 Morocco	1,110,147	6.372	409,010	10,692,470	696,212	4.787
36 Mozambique	136,437	0.783	35,105	1,329,288	80,197	0.551
37 Namibia	49,979	0.287	27,996	471,800	50,604	0.348
38 Niger	47,438	0.272	13,562	460,823	29,426	0.202
39 Nigeria	1,318,875	7.570	787,593	12,401,180	1,319,500	9.073
40 Rwanda	19,664	0.112	8,749	187,896	19,194	0.132
41 São Tomé and Príncipe	8,622	0.049	4,086	82,143	9,247	0.064
42 Senegal	127,033	0.729	57,384	1,212,963	127,658	0.878
43 Seychelles	4,203	0.024	3,291	38,741	4,828	0.033
44 Sierra Leone	15,893	0.091	12,985	145,951	16,518	0.114
45 Somalia	4,300	0.024	3,157	39,846	4,925	0.034
46 South Africa	736,038	4.225	381,374	6,979,010	736,663	5.066
47 South Sudan	38,366	0.220	6,665	377,010	38,991	0.268
48 Sudan	14,034	0.081	14,160	126,177	14,659	0.101
49 Tanzania	117,540	0.675	51,020	1,124,387	118,165	0.813
50 Togo	23,964	0.138	11,364	228,276	24,589	0.169
51 Tunisia	210,923	1.211	117,666	1,991,564	211,345	1.453
52 Uganda	56,034	0.322	25,714	534,642	55,155	0.379
53 Zambia	170,406	0.978	73,967	1,630,070	161,976	1.114
54 Zimbabwe	405,669	2.328	120,069	3,936,634	251,105	1.727
Total regionals	10,160,300	58.318	4,525,461	97,077,820	8,501,097	58.456
55 Argentina	10,194	0.059	7,185	94,760	10,819	0.074
56 Austria	64,521	0.370	37,553	607,660	65,146	0.448
57 Belgium	93,548	0.537	61,730	873,750	94,173	0.648
58 Brazil	21,791	0.125	16,970	200,940	22,416	0.154
59 Canada	560,746	3.218	367,229	5,240,240	561,371	3.860
60 China	295,345	1.695	107,885	2,845,570	187,005	1.286
61 Denmark	268,385	1.540	98,768	2,585,090	169,973	1.169
62 Finland	111,657	0.641	38,169	1,078,410	70,965	0.488
63 France	540,433	3.102	293,241	5,111,090	541,058	3.721
64 Germany	954,864	5.481	350,373	9,198,270	603,094	4.147
65 India	41,549	0.238	23,638	391,860	42,174	0.290
66 Ireland	117,466	0.674	48,999	1,125,670	118,091	0.812
67 Italy	555,821	3.190	204,060	5,354,150	351,316	2.416
68 Japan	795,791	4.568	463,205	7,494,710	796,416	5.477
69 Korea	69,258	0.398	37,274	655,310	69,883	0.481
70 Kuwait	64,252	0.369	34,864	607,660	64,877	0.446
71 Luxembourg	29,833	0.171	14,385	283,950	30,458	0.209
72 Netherlands	201,982	1.159	73,605	1,946,220	128,217	0.882
73 Norway	269,924	1.549	98,945	2,600,300	170,931	1.175

74 Portugal	34,616	0.199	18,864	327,300	35,241	0.242
75 Saudi Arabia	27,996	0.161	16,298	263,670	28,621	0.197
76 Spain	154,377	0.886	100,670	1,443,100	155,002	1.066
77 Sweden	359,946	2.066	131,946	3,467,520	227,730	1.566
78 Switzerland	335,623	1.926	120,912	3,235,320	212,294	1.460
79 Türkiye	57,078	0.328	27,524	543,260	57,703	0.397
80 United Kingdom	271,589	1.559	177,620	2,538,270	272,214	1.872
81 United States of America	953,496	5.473	517,731	9,017,240	954,121	6.561
Total non-regionals	7,262,081	41.682	3,489,643	69,131,290	6,041,309	41.544
Grand total	17,422,381	100.000	8,015,104	166,209,110	14,542,406	100.000

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Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
74 Portugal	34,616	0.199	18,864	327,300	35,241	0.242
75 Saudi Arabia	27,996	0.161	16,298	263,670	28,621	0.197
76 Spain	154,377	0.886	100,670	1,443,100	155,002	1.066
77 Sweden	359,946	2.066	131,946	3,467,520	227,730	1.566
78 Switzerland	335,623	1.926	120,912	3,235,320	212,294	1.460
79 Türkiye	57,078	0.328	27,524	543,260	57,703	0.397
80 United Kingdom	271,589	1.559	177,620	2,538,270	272,214	1.872
81 United States of America	953,496	5.473	517,731	9,017,240	954,121	6.561
Total non-regionals	7,262,081	41.682	3,489,643	69,131,290	6,041,309	41.544
Grand total	17,422,381	100.000	8,015,104	166,209,110	14,542,406	100.000

The subscription position including the distribution of voting rights at 31 December 2025 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V, GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively. Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the Non- Regional Member Countries were fixed in terms of their national currencies. Under GCI-IV, subsequent capital increase payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = USD 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2025 and 31 December 2024, the Cumulative Exchange Adjustment on Subscriptions was as follows.

Cumulative Exchange Adjustment on Subscriptions

(UA thousands)

	2025	2024
Balance at 1 January	146,706	151,635
Net conversion losses/(gains) on new subscriptions	3,518	(4,929)
Balance	150,224	146,706

Reserves

The reserves increased by UA 221.36 million from UA 4,285.76 million as at 31 December 2024 to UA 4,507.11 million as at 31 December 2025. The increase of UA 221.36 million represents the net effect of total comprehensive income for 2025 (i.e. UA 254.86 million) and Hybrid Capital discretionary coupon and transaction cost paid (i.e. UA 33.50 million) in 2025. In line with IFRS, Hybrid Capital discretionary coupons and transaction costs paid were deducted directly from reserves.

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Net Gains or Losses on Equity Investments at FVOCI Reserve

At 31 December 2025 and 31 December 2024, the change in the reserve was as follows.

Fair Value Change in Equity Participation Investments at FVOCI

(UA thousands)

	2025	2024
Balance at 1 January	21,093	80,655
Net fair value gains/(losses) for the year recognized in OCI	35,286	(59,562)
Transfer of fair value gains on derecognition to Retained Earnings	(36,792)	—
Closing balance at 31 December	19,587	21,093

Equity Participation instruments classified as measured at FVOCI were derecognized, and as a result, the fair value gains accumulated in the reserves related to these derecognized instruments were transferred to retained earnings.

Retained Earnings

Retained earnings include the net income for the year after considering transfers approved by the Board of Governors and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

At 31 December 2025 and 31 December 2024, the retained earnings were as follows.

Movement in Retained Earnings

(UA thousands)

Balance at January 1, 2024	3,825,455
Net income for the year	248,412
Hybrid Capital—Issue transaction costs	(2,831)
Hybrid Capital—Paid discretionary coupon	(16,271)
Balance at 31 December 2024	4,054,765
Net income for the year	189,408
Transfer from Net Gains or Losses on Equity Investments at FVOCI reserve	36,792
Hybrid Capital—Issue transaction costs	(1,820)
Hybrid Capital—Paid discretionary coupon	(31,677)
Balance at 31 December 2025	4,247,468

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument and reclassification adjustments to the income statement in the same period(s) in which the forecast cashflows affect the income statement. Details of the movement in the reserve in 2025 are disclosed in Note G—Hedge Accounting.

Hybrid Capital Instrument (HCI) Reserve

On 30 September 2025, the Bank completed its second issuance of the perpetual, deeply subordinated and fixed rate reset Hybrid Capital Notes, with issue proceed of UA 363.92 million (USD 500 million) at a discretionary coupon rate of 5.875 percent. The transaction costs were 0.5 percent of the issue amount, or UA 1.82 million (USD 2.5 million). The Bank launched the first issuance of the perpetual deeply subordinated and fixed rate reset Hybrid Capital Notes on 30 January 2024 with issue proceed of UA 563.86 million (USD 750 million) at a discretionary coupon rate of 5.750 percent. The transaction costs were 0.5 percent or UA 2.83 million (USD 3.75 million). As at 31 December 2025, the total carrying amount of the Bank’s Hybrid Capital was UA 927.78 million (Issue 1 on 30 January 2024: UA

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563.86  million; and Issue 2 on 30 September 2025: UA 363.92 million).

The Bank has the sole and absolute discretion to call or redeem the hybrid capital (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would be deemed payable to the holders if and only if declared and approved by the Bank. If a trigger event occurs and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, hybrid capital would be written down if certain events occur.

Based on its terms, the hybrid capital meets the definition of equity under IFRS and was consequently classified and presented under equity in the financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction costs and discretionary coupons) would be directly recorded in equity. Also, the Hybrid Capital would be recorded at historical cost and would not be remeasured over time.

Details of the Subordinated Notes and Hybrid Capital are presented below.

Details of Hybrid Capital Instrument Issuance

Issuance	Initial issue date	First call date	Initial nominal value (currency, USD’000)	Initial nominal value (UA’000)	Transaction cost (USD’000)	Coupon rate	Interest reset rate	Carrying amount (UA’000)
1	30-Jan-24	30-Aug-34	750,000	563,859	3,750	5.750%	5-year US treasury yield +157.5 bps	563,859
2	30-Sep-25	01-Aug-35	500,000	363,922	2,500	5.875%	5-year US treasury yield +165.3 bps	363,922
			1,250,000	927,781	6,250			927,781

Under the terms of issuance, the Bank retains full discretion to call or redeem the hybrid capital, whether upon specified events, repurchase triggers, or at its own initiative. Coupon payments are fully discretionary; they do not accrue if unpaid and are only recognized when declared and approved by the Bank.

If the hybrid capital is not redeemed at its first call date, the coupon rate will reset on the first reset date. For Issuance 1, the initial reset occurs in August 2034 and for Issuance 2 in August 2035. On each reset date and every 5 years thereafter, the coupon rate will be set to the then-prevailing 5-year U.S. Treasury yield plus a specified margin (Issue 1: 157.5 basis points; Issue 2: 165.3 basis points). If the hybrid capital is not called or redeemed at the first call date, the coupon rate will be reset according to this mechanism.

In addition, if a trigger event occurs—that is, if the ratio of total assets to total equity exceeds 7.5—the Bank is required to withhold any discretionary coupon payments. The hybrid capital is also subject to permanent write-down provisions if specified events occur, in accordance with the instrument’s contractual terms.

The Bank paid and recognized in equity the annual discretionary coupon of UA 31.68 million (USD 43.13 million) in August 2025 compared with UA 16.27 million (USD 21.56 million) paid and recognized in equity (6 months) for 2024.

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Hybrid Capital Trigger Event as at 31 December 2025

The discretionary coupon payments must be mandatorily cancelled if the ratio of total assets to paid-in capital and reserves exceeds 7.5x.

Hybrid Capital Trigger Event Ratio

Total assets/Paid-in capital and reserves (< limit 7.5x)	3.65
Distance to trigger event (UA millions)	6,829.74

Allocable Income

Allocable income is a management performance measure for making distributions out of its net income to reserves and development activities. Allocable income is net income before distribution approved by the Board, adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses and hybrid capital adjustments.

At 31 December 2025 and 31 December 2024, allocable income was as follows.

Allocable Income

(UA thousands)

	2025	2024
Net Income before distribution approved by the Board of Governors	283,658	354,412
Adjustment for volatile elements of gains and losses:
Unrealized losses on borrowings and derivatives	87,728	7,813
Translation losses	1,361	1,266
Total adjustment for volatile elements of gains and losses	89,089	9,079
Paid—Hybrid Capital transaction cost	(1,820)	(2,831)
Hybrid Capital discretionary coupons	(18,981)	(16,271)
Projected—Hybrid Capital discretionary coupons*	(17,958)	(13,135)
Total Hybrid Capital adjustments**	(38,759)	(32,237)
Allocable income	333,988	331,254

*       The projected Hybrid Capital discretionary coupon would be recognized directly in equity if the Bank elects to declare, approve and pay at the next discretionary coupon date.

**       Hybrid Capital adjustments includes transaction costs on the instrument issuance, discretionary coupons approved and paid from the equity of the Bank and projected discretionary coupons yet to be declared, approved and paid from the equity of the Bank.

During the year, the Board of Governors approved the distribution of UA 94.25 million (2024: UA 106.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, the Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

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Movement in the surplus account during 2025 and 2024 was as follows.

Movement in Surplus Account
(UA thousands)

Balance at 1 January 2024	122
Allocation from 2023 net income	47,550
Distribution to Special Relief Fund	(9,000)
Distribution to MIC Technical Assistance Fund	(10,000)
Distribution to the NEPAD	(2,000)
Distribution to Alliance for Green Infrastructure in Africa (AGIA)	(15,000)
Distribution to ADF’s Climate Action Window	(10,000)
Balance at 31 December 2024	1,672
Balance at 1 January 2025	1,672
Allocation from 2024 net income	28,000
Distribution to Special Relief Fund	(5,000)
Distribution to MIC Technical Assistance Fund	(5,000)
Distribution to the Sustainable Energy Fund for Africa (SEFA)	(7,500)
Distribution to the African Legal Support Facility (ALSF)	(5,000)
Distribution to the African Union Commission	(4,000)
Distribution to the African Pharmaceutical Technology Foundation (APTF)	(1,500)
Balance at 31 December 2025	1,672

Distributions to entities for development purposes, including those made from the surplus account, for the year ended 31 December 2025 and 31 December 2024 were as follows.

Distributions of Income Approved by the Board of Governors
(UA thousands)

	2025	2024
African Development Fund (ADF)	66,250	60,000
MIC Technical Assistance Fund	5,000	10,000
Special Relief Fund	5,000	9,000
New Partnership for Africa’s Development Infrastructure Project Preparation Facility	—	2,000
Alliance for Green Infrastructure in Africa—Project Development Facility	—	15,000
Climate Action Window	—	10,000
Sustainable Energy Fund for Africa	7,500	—
African Legal Support Facility	5,000	—
African Union Commission	4,000	—
African Pharmaceutical Technology Foundation	1,500	—
Total	94,250	106,000

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NOTE N—INCOME FROM LOANS AND TREASURY INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Income from Loans and Related Derivatives

(UA thousands)

	2025	2024
Interest income on loans not impaired	1,179,233	1,262,719
Interest income on impaired loans	47,314	43,419
Interest on loan swaps	28,843	72,763
Total interest income on loans	1,255,390	1,378,901
Commitment fees	50,923	42,523
Guarantee fees	11,250	11,420
Total fee income	62,173	53,943
Balance sheet optimization (BSO) fees	(12,182)	(13,838)
Total	1,305,381	1,419,006

Analysis of Interest Income from Loans by Operations

Composition of Interest Income on Loans

(UA thousands)

	2025	2024
Interest income on sovereign loans	998,642	1,058,494
Interest income on non-sovereign loans	227,905	247,644
Interest on loan swaps	28,843	72,763
Total interest income on loans	1,255,390	1,378,901

Income from Treasury Investments and Related Derivatives

Income from Treasury Investments and related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Income from Treasury Investments and Related Derivatives

(UA thousands)

	2025	2024
Interest income	471,792	453,766
Realized fair value gains on investments	47,788	77,169
Unrealized fair value gains on investments	28,521	3,556
Subtotal	76,309	80,725
Total	548,102	534,491

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Total interest income on Treasury Investments at amortized cost for the year ended 31 December 2025 was UA 224.10 million (2024: UA 185.49 million). Interest income on Treasury Investments includes UA 32.11 million (2024: UA 26.65 million) from proceeds of the Hybrid Capital investments.

Net Interest Income

The Net Interest Income for the year ended 31 December 2025 and 31 December 2024 was as follows.

Net Interest Income
(UA thousands)

	2025	2024
Interest income from loans	1,255,390	1,378,901
Interest income from treasury investment	471,792	453,766
Other debt securities	22,686	11,692
Total Interest Income	1,749,868	1,844,359
Borrowing expenses (Note P)	(1,252,441)	(1,402,739)
Net Interest Income	497,427	441,620

NOTE O—OTHER INCOME

Other Income represents net earnings that arise from other sources and activities apart from the Bank’s development related activities and Investment activities.

Details for 31 December 2025 and 31 December 2024 are as follows.

Analysis of Other Income

(UA thousands)

	2025	2024
Management fees	10,876	9,454
Rental income	1,012	1,051
Miscellaneous Income	4,486	6,728
Board allowances received	321	192
Share of profits in associate	155	282
Gains on disposal of property and equipment	87	45
Others	2,018	2,262
Total	18,955	20,014

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NOTE P—BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2025 and 31 December 2024 were as follows.

Interest and Amortization of Issuance Costs

(UA thousands)

	2025	2024
Charges to bond issuers	842,361	644,386
Amortization of issuance costs	(52)	3,213
Interest on operating lease	415	373
Total (a)	842,724	647,972

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2025 was UA 21.16 million (December 2024: UA 16.64 million).

Net Interest on Borrowing and Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Net Interest on Borrowings and Related Derivatives

(UA thousands)

	2025	2024
Interest on derivatives payable	1,486,165	1,610,266
Interest on derivatives receivable	(1,076,448)	(855,499)
Total	409,717	754,767
Net Borrowing Expenses	1,252,441	1,402,739

Losses or Gains on Borrowings and Related Derivatives

Losses on borrowings, related derivatives and others for 31 December 2025 and 31 December 2024 were as follows.

Losses or Gains on Borrowings and Related Derivatives

(UA thousands)

	2025	2024
Gains on derivatives	333,684	68,521
Losses on borrowings	(513,371)	(129,797)
Gains on hedged loans	91,959	53,463
(Losses)/Gains on borrowings and related derivatives	(87,728)	(7,813)

The gains were due to the income statement effects of hedge accounting, consisting of unrealized gains of UA 2.20 million (December 2024: unrealized losses of UA 0.81 million) on hedge effectiveness and gains of UA 0.55 million (December 2024: gains of UA 1.73 million) on amortization of fair value adjustments on the hedged risk (see Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 31 December 2025 amounted to losses of UA 1.62 million (December 2024: losses of UA 4.48 million), whilst valuation adjustment gains relating to credit risk in derivative financial liabilities (DVA) for the period ended 31 December 2025 was gains of UA 34.04 million (December 2024: gains UA 25.73 million).

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NOTE Q—ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses (including depreciation) based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity’s work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses for the year ended 31 December 2025 and 31 December 2024 comprised the following.

Analysis of Administrative Expenses

(UA thousands)

	2025	2024
Salaries and wages	400,290	384,734
Other general expenses	76,906	79,926
Total	477,196	464,660
Depreciation expense	18,791	34,835
Total expense shared	495,987	499,495
Reimbursable by ADF	(249,609)	(256,151)
Reimbursable by NTF	(1,015)	(818)
Net cost after reimbursements	245,363	242,526
Less depreciation expense	(18,791)	(34,835)
Administrative expense, net of depreciation	226,572	207,691

The amount reimbursable to ADB by ADF and NTF is based on the cost sharing ratio applied on the Bank’s Group’s manpower expenses, other general expenses, depreciation and amortization expenses.

Included in general administrative expenses is an amount of UA 0.32 million (2024: UA 0.17 million) incurred under operating lease agreements for offices in Côte d’Ivoire and in certain member countries, where the Bank has offices, short-term leases and leases of low value not recognized as liabilities. The payments in relation to these are recognized as an expense in income statement.

NOTE R—EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP or the Plan), a defined benefit plan established under the Board of Governors’ Resolution 05—89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP upon completion of six months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service.

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Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included on the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

In 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

In 2022, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 62 to 65 years, effective 1 January 2023. Staff in service as of 31 December 2022 had the option to maintain their previous retirement age or choose the option to retire at age 65.

The Hybrid Scheme

On 19 September 2018, the Board of Directors approved changes to the SRP introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan’s long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan’s long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees’ pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

•       Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.

•       The Bank’s median salary will be used as the cap and will be reset every three years.

•       Contributions will be split between the DB and the DC at the median salary cap as follows:

a)	Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and
b)	Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will benefit from both the DB and DC plans at retirement.

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•	Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
•	Funds in the DC component will be invested by external fund managers for each participant’s account and related management fees will be deducted directly from each participant’s account.
•	The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended 31 December 2025 was UA 2.72 million (2024: UA 2.61 million). This amount is included in Other Accounts Payable.

The post-employment scheme of staff retirement and medical benefit expenses for 2025 and 2024 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following.

Employee Benefit Costs

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2025	2024	2025	2024
Current service cost—gross	44.06	42.39	30.47	31.39
Less: Employee contributions	(15.23)	(13.77)	(5.14)	(4.79)
Net current service cost	28.83	28.62	25.33	26.60
Interest cost	43.58	38.39	18.37	16.31
Expected return on plan assets	(48.91)	(40.71)	(5.77)	(4.77)
Increase/(reduction) in expense for the year	23.50	26.30	37.93	38.14

At 31 December 2025, the Bank had net employee benefit assets related to the SRP amounting to UA 190.70 million (2024: UA 97.87 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 274.28 million (2024: UA 266.20 million).

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At 31 December 2025 and 31 December 2024 the determination of these liabilities was as follows.

Composition of Funded Status of SRP and MBP

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2025	2024	2025	2024
Fair value of plan assets:
Market value of plan assets at beginning of year	1,105.37	1,012.10	126.20	113.89
Actual return on assets	116.32	84.60	3.76	2.83
Employer’s contribution	30.49	27.71	10.27	10.20
Plan participants’ contribution during the year	15.23	13.77	5.14	4.79
Benefits paid	(38.40)	(32.81)	(5.39)	(5.51)
Market value of plan assets at the end of the year	1,229.01	1,105.37	139.98	126.20

Present value of defined benefit obligation:
Benefit obligation at beginning of year	1,007.50	975.22	392.40	380.73
Current service cost	28.83	28.62	25.33	26.60
Employee contributions	15.23	13.77	5.14	4.79
Interest cost	43.58	38.39	18.37	16.31
Actuarial gain	(18.43)	(15.69)	(21.59)	(30.52)
Benefits paid	(38.40)	(32.81)	(5.39)	(5.51)
Benefit obligation at end of year	1,038.31	1,007.50	414.26	392.40
Funded status:
Net employee benefit assets/(liabilities) recognized on the
balance sheet at 31 December	190.70	97.87	(274.28)	(266.20)

	2025	2024
Amount recognized on the Balance sheet— Employee Benefit Assets	190.70	97.87
Amount recognized on the Balance sheet— Employee Benefit Liabilities	(274.28)	(266.20)

At 31 December 2025, the cumulative net actuarial gains recognized directly in other comprehensive income for the SRP were gains of UA 178.06 million (2024: gains of UA 92.22 million). The cumulative net actuarial losses recognized directly in other comprehensive income for MBP was a loss of UA 17.54 million (2024: losses of UA 37.11 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

Funding Status of SRP for the Past 5 Years

(UA millions)

	2025	2024	2023	2022	2021
Staff Retirement Plan:
Fair value of plan assets	1,229.01	1,105.37	1,012.10	883.17	1,063.85
Present value of defined benefit obligation	(1,038.31)	(1,007.50)	(975.22)	(949.93)	(1,309.16)
Net funding	190.70	97.87	36.88	(66.76)	(245.31)

Actuarial gains and losses on plan assets	250.18	182.79	138.90	56.63	261.14
Actuarial gains and losses on plan liabilities	(72.12)	(90.57)	(106.26)	(20.88)	(446.98)
Net	178.06	92.22	32.64	35.75	(185.84)

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The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows.

Funding Status of MBP for the Past 5 Years

(UA millions)

	2025	2024	2023	2022	2021
Medical Benefit Plan:
Fair value of plan assets	139.98	126.20	113.89	100.79	89.97
Present value of defined benefit obligation	(414.26)	(392.40)	(380.73)	(262.46)	(293.34)
Deficit funding	(274.28)	(266.20)	(266.84)	(161.67)	(203.37)

Actuarial gains and losses on plan assets	(13.94)	(11.93)	(9.99)	(8.82)	(8.93)
Actuarial gains and losses on plan liabilities	(3.60)	(25.18)	(55.70)	42.01	(19.66)
Net	(17.54)	(37.11)	(65.69)	33.19	(28.59)

Assumptions used in the latest available actuarial valuations at 31 December 2025 and 31 December 2024 were as follows.

Actuarial Valuation Assumptions Used

(Percentage)

	Staff Retirement Plan		Medical Benefit Plan
	2025	2024	2025	2024
Discount rate	4.60	4.40	4.80	4.40
Rate of salary increase	3.30	3.30	3.30	3.30
Price inflation	2.20	2.20	2.20	2.20
Future pension increase	2.20	2.20	—	—
Health care cost growth rate	—	—	7.00	7.00

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR. The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 7 percent per annum.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 21 years, respectively. The following table shows projected benefit cash outflow.

Projected Cash Outflow from Pension Plans

(UA millions)

	2026	2027	2028	2029	2030	2031 to 2035
Cash flow from MBP	5.80	6.79	7.95	9.37	11.00	89.01
Cash flow from SRP	41.42	44.47	51.33	54.49	56.59	328.31

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The following table shows the effects of a 1-percentage-point change in the assumed health care cost growth rate.

Sensitivity Analysis of Health Care Cost Growth Rate

(UA thousands)

	1% increase		1% decrease
	2025	2024	2025	2024
Effect on total service and interest cost	14,695	13,418	(11,021)	(10,147)
Effect on post-retirement benefit obligation	92,718	91,870	(72,764)	(72,570)

The following table shows the effect of a 1-percentage-point change in the discount rate for the SRP.

Sensitivity Analysis of Discount Rate for SRP

(UA thousands)

	1% increase		1% decrease
	2025	2024	2025	2024
Effect on total service and interest cost	7,519	7,244	(9,893)	(9,503)
Effect on post-retirement benefit obligation	130,613	129,147	(164,170)	(162,098)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2025 and 31 December 2024 for the Staff Retirement Plan.

Asset Allocation for the Staff Retirement Plan

(UA thousands)

	2025	2024
Debt securities	538,143	465,135
Equity securities	586,124	543,658
Property	77,116	77,085
Total	1,201,383	1,085,878

At 31 December 2025 and 31 December 2024, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2026 is UA 19.86 million and UA 39.79 million, respectively.

NOTE S—RELATED PARTIES

The following related parties have been identified.

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the “regional members” and “non-regional members,” respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M.

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The Board of Directors, which is composed of 20 Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity’s work program deliverables.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund to further its objectives. Net income allocations by the Bank to ADF are recognized as Revenue in the Fund’s financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The AfDB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2025 and 31 December 2024 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2025 amounted to UA 10.88 million (2024: UA 9.45 million). The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the year ended 31 December 2025 and 31 December 2024 were made up as follows.

Key Management Personnel Compensation

(UA thousands)

	2025	2024
Salaries	33,880	36,365
Termination and other benefits	11,136	9,386
Contribution to retirement and medical plan	7,279	7,885
Total	52,295	53,636

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The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. As of 31 December 2025, outstanding balances on loans and advances to management staff and executive directors amounted to UA 13.12 million (31 December 2024: UA 13.95 million).

NOTE T—SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Based on the evaluation of the Bank’s operations, management has determined that AfDB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Bank derives its revenue are mainly loans, treasury and equity participation.

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes: Central Africa, Eastern Africa, Northern Africa, Southern Africa and Western Africa. Activities involving more than one single country from the continent of Africa are described as multi-national activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the year ended 31 December 2025 and 31 December 2024 is detailed as follows.

Income from Loans by Segments

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multi- national	Total
2025
Income from sovereign loans	68,636	132,719	307,729	365,192	175,140	355	1,049,771
Income from non-sovereign loans	9,830	30,057	37,035	52,593	56,240	69,855	255,610
	78,466	162,776	344,764	417,785	231,380	70,210	1,305,381
2024
Income from sovereign loans	85,583	141,545	400,667	335,101	185,357	(1,354)	1,146,899
Income from non-sovereign loans	10,666	36,617	40,875	43,808	80,902	59,239	272,107
	96,249	178,162	441,542	378,909	266,259	57,885	1,419,006

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for one country amounted to UA 326.46 million for the year ended 31 December 2025 (2024: UA 276.20 million).

As of 31 December 2025, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

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NOTE U—APPROVAL OF FINANCIAL STATEMENTS

On 7 April 2026, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2026.

NOTE V—SUPPLEMENTARY DISCLOSURES

NOTE V-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 December 2025 and 31 December 2024 were as follows.

		2025	2024
1 UA = 1 SDR =	Algerian Dinar	177.44400	175.81400
	Angolan Kwanza	1,249.38000	1,189.36656
	Australian Dollar	2.04792	2.08362
	Botswana Pula	17.90200	17.96330
	Brazilian Real	7.53472	8.03426
	Canadian Dollar	1.87704	1.87535
	Chinese Yuan Renminbi	9.57607	9.51910
	CFA Franc	764.53800	823.10800
	Danish Kroner	8.70769	9.35962
	Egyptian Pound	65.28570	66.29754
	Ethiopian Birr	213.44500	163.95530
	Euro	1.16553	1.25482
	Gambian Dalasi	99.55000	91.13000
	Ghanaian Cedi	14.31130	19.17071
	Guinean Franc	11,943.00000	11,217.77000
	Indian Rupee	123.14500	110.94400
	Japanese Yen	214.05300	204.29300
	Kenyan Shilling	176.67900	168.61449
	Korean Won	1,965.10000	1,891.39000
	Kuwaiti Dinar	0.41825	0.40161
	Libyan Dinar	7.41666	6.41097
	Mauritian Rupee	63.63590	61.52980
	Moroccan Dirham	12.50120	13.18658
	New Zambian Kwacha	30.31570	36.36006
	New Zealand Dollar	2.37821	2.30984
	Nigerian Naira	1,966.30000	2,002.20770
	Norwegian Krone	13.80330	14.81560
	Pound Sterling	1.01780	1.03952
	Sao Tomé Dobra	28.56380	30.59300
	Saudi Arabian Riyal	5.13563	4.89390
	South African Rand	22.73100	23.97700
	Swedish Krona	12.60130	14.41040
	Swiss Franc	1.08540	1.16929
	Tanzanian Shilling	3,353.10000	3,124.60390

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	2025	2024
Tunisian Dinar	3.94471	4.15300
Turkish Lira	58.69560	46.09660
Ugandan Shilling	4,959.13000	4,786.50922
United States Dollar	1.36950	1.30413
Vietnamese Dong	34,403.20000	31,736.00355

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Transition Support Facility

The Transition Support Facility (TSF) traces its origins to the Post-Conflict Country Facility (PCCF), established in 2004 to assist countries emerging from conflict in their efforts to re-engage with the donor community. Its primary objective was to reactivate development assistance and support these countries in reaching the Heavily Indebted Poor Countries (HIPC) decision point, enabling them to qualify for debt relief after clearing their arrears to the Bank Group. The PCCF pooled resources from the AfDB’s net income, ADF contributions, and other donors, providing financial assistance on a case-by-case basis to post-conflict countries that had made maximum efforts to clear their arrears.

To further strengthen support for fragile states, the Fragile States Facility (FSF) was established in 2008, succeeding the PCCF. The FSF introduced a broader and more integrated framework for assisting eligible states, with a focus on consolidating peace, stabilizing economies, and laying the foundation for sustainable poverty reduction and long-term economic growth. The FSF was structured around three key windows: (i) The Supplemental Support Window, (ii) The Arrears Clearance Window and (iii) The Targeted Support Window.

In 2014, the Bank’s Strategy for Addressing Fragility and Building Resilience in Africa (2014–2019) introduced further refinements to the FSF, ultimately leading to the establishment of the Transition Support Facility (TSF). These changes included (i) the introduction of the “transition states” concept, whereby eligibility for TSF financing was determined through a combination of quantitative and qualitative assessments, (ii) the creation of the TSF Unallocated Reserve, providing flexible resources for crisis response in the face of exogenous shocks and (iii) an increase in the minimum level of TSF resources allocated to each transition state.

To enhance its flexibility and impact, the TSF underwent significant reforms in 2023 to align with the ambition of the Bank’s Strategy for Addressing Fragility and Building Resilience in Africa (2022–2026). The TSF transitioned from a mechanism that primarily provided supplementary financing to one that also supported programmatic and thematic interventions aimed at tackling the root causes of fragility. To achieve this, the Unallocated Reserve of the TSF was restructured into two distinct components: (i) the Prevention Envelope, available for preventive interventions in any ADF country and (ii) the Response Envelope, designated for crisis response triggered by external shocks. Preventive interventions are selected through annual calls-for- proposals, while crisis responses are managed on a case-by-case basis depending on emerging needs.

One notable recent reform was the establishment of TSF Pillar IV—the Donor Contributions Window, introduced under the 2024 Updated TSF Operational Guidelines. Recognizing that fragility is a spectrum affecting all RMCs to varying degrees, the Bank introduced Pillar IV as a flexible financing platform to attract voluntary donor contributions while ensuring strategic alignment with the Bank’s fragility agenda. Unlike the existing three TSF pillars, which rely on multilateral ADF replenishments and ADB Net Income allocations, Pillar IV enables bilateral and multilateral partners to contribute additional resources, either earmarked or non- earmarked, to strengthen resilience-building efforts across the continent.

Since its establishment, the TSF has mobilized over UA 4.9 billion, supporting investment and institutional support projects in most vulnerable situations in Africa. The Facility continues to serve as a critical financing

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instrument for addressing fragility and conflict-related challenges, leveraging the Bank’s expertise and partnerships across the Humanitarian-Development-Peace (HDP) nexus to maximize impact.

ii)       Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the AfDB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected AfDB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due, until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at 31 December 2025, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 31 RMCs have reached their completion points. Two countries (Eritrea and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia successfully implemented a poverty reduction strategy and maintained a track record of sound macro-economic management as evidenced by the satisfactory implementation of the IMF Extended Credit Facility (ECF). This enabled Somalia to successfully reach the HIPC Completion Point on December 13, 2023.

iii)       Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the forgone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is affected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

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NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2025 and 31 December 2024, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The Nigeria Trust Fund (NTF) was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria.

Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for fifteen years effective from 27 May 2025.

The initial capital of the NTF was NGN 50 million payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to USD 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with 50 million naira. The first installment of NGN 35 million (USD 52.29 million) was paid on 7 October 1981. The second installment of NGN 8 million (USD 10.87 million) was received on 4 May 1984. The payment of the third installment of NGN 7 million (USD 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of USD 13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

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The resources of the NTF at 31 December 2025 and 31 December 2024 are summarized below.

Abridged Financial Statements of the NTF

(UA thousands)

	2025	2024
Contribution received	128,586	128,586
Funds generated (net)	166,464	161,158
Adjustment for translation of currencies	(97,201)	(87,313)
	197,849	202,431
Represented by:
Due from Banks	5,423	18,259
Investments	115,793	102,715
Accrued income and charges receivable on loans	248	236
Accrued interest on investments	589	513
Other amounts receivable	1,222	1,140
Loans outstanding	85,431	91,697
	208,706	214,560
Less: Net accounts payable	(10,857)	(12,129)
	197,849	202,431

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20–74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2025 and 31 December 2024 follows.

Abridged Financial Statements of the Special Relief Fund

(UA thousands)

	2025	2024
Fund balance	146,265	141,267
Funds generated	7,576	7,496
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	—	2
Less: Relief disbursed	(142,557)	(136,909)
	11,284	11,856
Represented by:
Due from bank	358	1,106
Investments	10,924	10,738
Net accounts receivable	2	12
	11,284	11,856

At 31 December 2025, a total of UA 5.14 million (USD 7.03 million), compared with UA 5.67 million (USD 7.39 million) in 2024, had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank

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and the People’s Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2025 and 31 December 2024 follows.

Abridged Financial Statements of the Africa Growing Together Fund

(UA thousands)

	2025	2024
Contribution received	674,027	569,588
Funds generated (net)	(74,986)	(57,718)
	599,041	511,870
Represented by:
Due from bank	4,034	18,062
Investments	43,971	10,727
Loans outstanding	559,991	496,487
Accrued income and charges receivable on loans and investments	34,083	17,776
Less: Current accounts payable	(43,038)	(31,182)
	599,041	511,870

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11–70, 19–74 and 10–85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

•	The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11–70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.
•	The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

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The financial highlights of these trust funds at 31 December 2025 and 31 December 2024 are summarized below.

Abridged Financial Statements of Mamoun Beheiry Fund and Special Emergency Assistance Fund for Drought and Famine in Africa

(UA thousands)

	2025	2024
Mamoun Beheiry Fund
Contribution	152	152
Income from investments	194	183
	346	335
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	275	264
Represented by:
Due from Banks	275	264
	275	264
Special Emergency Assistance Fund for Drought and Famine in Africa
Contributions	22,722	22,722
Funds generated	7,781	7,844
	30,503	30,566
Less: Relief disbursed	(29,303)	(29,303)
	1,200	1,263
Represented by:
Banks and Investment	1,200	1,263
	1,200	1,263
Total Resources & Assets of Trust Funds	1,475	1,527

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NOTE V-5: GRANTS (DONOR FUNDS)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2025 and 31 December 2024 were as follows.

Undisbursed Balances of Grants

(UA thousands)

Trust fund name	2025	2024
AFAWA Risk Sharing Facility	55,350	55,576
AfDB/France Cooperation programme technical assistance fund	199	301
AfDB/Italy cooperation programme	2,703	2,633
Africa Circular Economy Facility	6,189	2,463
Africa Climate Change Fund	17,190	19,456
Africa Digital Financial Inclusion	26,874	22,783
Africa Disaster Risk Trust Fund	37,199	39,617
Africa Growing Together Fund	48,159	30,021
Africa Integrity Fund (AFIF)	44,158	45,553
Africa Renewable Energy Initiative	2,719	2,621
Africa Trade Fund	2,435	2,419
Africa Water Facility Fund	56,378	45,205
African Energy Leaders Group	67	402
African Legal Support Facility	33,996	17,985
Agri-Food SME Catalytic Financing Mechanism (IF)	56,014	66,402
Agriculture fast track fund	484	508
AMINA	1,600	1,683
Bill and Melinda Gates Foundation TCA	824	1,634
Boost Africa Entrepreneurs Lab Trust Fund (Swiss Contribution)	537	609
Boost Africa Financial Instrument (PAGODA)	3,265	5,701
Boost Africa Technical Assistance (PAGODA)	1,962	2,393
Canada AfDB Climate Fund Financial instrument and Technical Assistance	51,262	71,024
Canadian Grant for Technical Assistance (TCA 2008)	266	261
Capital Market Development Trust Fund	7,802	6,719
Chinese Trust Fund	281	283
Clean Technology Fund	66,490	102,805
Climate Development	2,489	3,920
Congo Basin Forest Fund	—	12,111
Economic Development Cooperation Fund (KAIEF-EDCF)	6,413	761
Ending School-Age Hunger in Africa Trust Fund	5,858	—
EU Africa Infrastructure Trust Fund	6,167	5,069
European Commission Investment Facility	66,703	34,240
Facility for Energy Inclusion financial Instrument (PAGODA)	6,430	6,481

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Trust fund name	2025	2024
Facility For Energy Inclusion Technical Assistance (PAGODA)	876	604
Fertilizer Financing Mechanism	21,654	22,442
Finnish Consultancy Trust Fund	2,249	2,252
Fund For African Private Sector Assistance (FAPA)	50,197	51,273
Gender Equality Trust Fund	30,076	25,975
Global Agriculture and Food Security Programme (GAFSP)	7,828	24,432
Global Environment Facility	44,952	42,913
Global Infrastructure Facility Fund	720	1,272
Green Climate Fund	24,786	21,848
India–Africa economic cooperation	2,031	2,137
Infrastructure Consortium for Africa (ICA)	662	667
Initiative Migration and Developpement (IMDE)	70	63
Investment Climate Facility for Africa	377	397
Job for youth and women in Agricultural Value chain in Kenya (PAGODA)	716	1,425
Korea–Africa economic technical cooperation trust fund (KOAFEC)	37,481	41,539
Making Finance Work for Africa (MFW4A)	124	225
Microfinance Trust Fund	2,627	2,389
Multilateral Cooperation Center for Development Finance (MCDF)	14,478	9,671
NEPAD–infrastructure project preparation fund (NEPAD-IPPF)	63,046	40,275
Nigeria Technical Cooperation Fund (NTCF)	3,876	3,924
Norway—IDEV work programme	41	38
Private Sector Credit Enhancement Facility	256,010	242,639
Rockefeller Foundation	304	452
Rome Process/Mattei Plan Financing Facility (RPFF) Special Fund	127,976	—
Rural Water Supply and Sanitation Initiative	14,527	15,111
SFRD (Great Lakes)	476	490
South-South Cooperation Trust Fund	0	271
Statistical Capacity Building (SCB)	110	116
Strategic Climate Fund	72,504	62,252
Sustainable Energy Fund for Africa	326,057	301,462
Uganda Road Sector Project	1,546	1,472
United Kingdom	0	—
Urban Municipal Development Fund	20,780	24,440
Value for Money Sustainability and Accountability Trust Fund	827	848
Women Entrepreneurs Finance Initiative Trust Fund	31,406	9,755
Youth Entrepreneurship Innovation Trust Fund	13,763	18,409
Zimbabwe Multi-Donor Trust Fund	658	1,102
Others	168	67
Total	1,794,442	1,584,286

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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. As at 31 December 2025, a total number of 540,433 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to France. Of this amount of UA 5,404,330,000, the callable capital portion represented UA 5,111,090,000 and the paid-in capital was UA 293,240,000.

As at 31 December 2025, France was entitled to cast 541,058 votes (3.721 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors (the “Board of Governors”) by Mr. Roland Lescure as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. As at 31 December 2025, a total number of 954,864 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Germany. Of this amount of UA 9,548,640,000, the callable capital portion represented UA 9,198,270,000 and the paid-in capital was UA 350,370,000.

In May 2024, the Board of Governors approved the General Callable Capital Increase (GCCI), under which Germany subscribed to 352,395 callable shares allocated to it, thereby increasing its callable capital to 919,827 shares. As at 31 December 2025, Germany was entitled to cast 603,094 votes (4.147 percent) of the total votes of all members. This voting power does not yet include the votes associated with the GCCI subscription, which will become exercisable from 31 December 2026. As at that date, Germany was represented on the Board of Governors by Dr. Bärbel Kofler as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. As at 31 December 2025, a total number of 795,791 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Japan. Of this amount of UA 7,957,910,000, the callable capital portion represented UA 7,494,710,000 and the paid-in capital was UA 463,200,000.

As at 31 December 2025, Japan was entitled to cast 796,416 votes (5.477 percent) of the total votes of all members. As at that date, Japan was represented on the Board of Governors by Ms. Satsuki Katayama as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1982. As at 31 December 2025, a total number of 335,623 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Switzerland. Of this amount of UA 3,356,230,000, the callable capital portion represented UA 3,235,320,000 and the paid-in capital was UA 120,910,000.

In May 2024, the Board of Governors approved the General Callable Capital Increase (GCCI), under which Switzerland subscribed to 123,954 callable shares allocated to it, thereby increasing its callable capital to 323,532 shares.

As at 31 December 2025, Switzerland was entitled to cast 212,294 votes (1.460 percent) of the total votes of all members. This voting power does not yet include the votes associated with the GCCI subscription, which will become exercisable from 31 December 2026. As at that date, Switzerland was represented on the Board of Governors by Mr. Pietro Lazzeri as Governor.

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MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. As at 31 December 2025, a total number of 271,589 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United Kingdom. Of this amount of UA 2,715,890,000, the callable capital portion represented UA 2,538,270,000 and the paid-in capital was UA 177,620,000.

As at 31 December 2025, the United Kingdom was entitled to cast 272,214 votes (1.872 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Board of Governors by the Rt Hon Baroness Chapman of Darlington as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983. As at 31 December 2025, a total number of 953,496 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United States. Of this amount of UA 9,534,960,000, the callable capital portion represented UA 9,017,240,000 and the paid-in capital was UA 517,720,000.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

As at 31 December 2025, the United States was entitled to cast 954,121 votes (6.561 percent) of the total votes of the members. As at that date, the United States of America was represented on the Board of Governors by Mr. Scott Bessent as Governor.

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